Form 10KSB, Exhibit 13
period 2005-12-31
CommunitySouth Bancshares Inc
filed 2006-03-31
CIK 1295879

Exhibit 13

Annual Report of the Company for the year ended 2005

Exhibit 13

CommunitySouth Bank & Trust

2005 Annual Report

[Insert Photograph]

Mission Statement
The mission of CommunitySouth Bancshares, Inc. and its wholly-owned subsidiary, CommunitySouth Bank & Trust, is to be the most customer-centered, premier financial services provider in the Upstate banking market in order to enhance shareholder value and promote the welfare of our employees and the communities we serve.

Locations
[Map of State of South Carolina and Locations]

Selected Highlights
Total assets of $136.8 million as of December 31, 2005 — up 359% from year ended 2004.

Stock price grew from $10 per share in January 2005 to $19 per share by December 31, 2005 — an increase of 90%, although no established trading market has developed for our common stock. Because of the limited number of shares, this price may not be indicative of the market value of our common stock.

Successfully raised $30 million during an initial public offering, the largest ever for a bank in South Carolina.

CommunitySouth Bancshares, Inc. Board of Directors declared a five-for-four stock split.

Achieved the breakeven point on a GAAP basis after just seven months of operation.

Experienced substantial deposit and loan growth, increasing loans to $115.7 million and deposits to $107 million.

Closed over $21 million in residential originations by December 31, 2005.

Opened new full-service branches in Easley and Mauldin and Loan Production Offices in Spartanburg and Greenwood.

[Insert Photograph of CEO, President, and Chairman]

To Our Shareholders, Customers and Friends:

THE VISION
Two years ago, we set out to build a financial institution like no other in the Upstate of South Carolina. One that is locally owned and operated, staffed by self-motivated seasoned banking professionals, and guided by a service culture that puts the customer at the center of the business model. A growth- oriented bank centered on impeccable customer service, innovation, and expansion. In short, we set out to build the premier Upstate bank – the community bank of choice in one of the fastest growing markets in the Southeast. And while there is much hard work ahead, we believe we have turned our vision into reality in our first year of operation.

OUR ACCOMPLISHMENTS
2005 was a tremendous year for CommunitySouth. The year began with the company completing its initial public offering, raising $30 million in capital, making CommunitySouth the most highly capitalized de novo bank ever in South Carolina. Thanks to the dedication, expertise, and hard work of our directors, officers, and employees many of our earliest plans have come to fruition.

Since commencing operations in January, 2005, CommunitySouth (as of December 31, 2005) has:

o	Achieved the breakeven point on a GAAP basis after just seven months of operation, well ahead of our plan and peer banks.

o	Become a $136.8 million financial institution (based on assets). CommunitySouth is one of the fastest growing de novo banks in South Carolina.

o	Experienced substantial deposit and loan growth, increasing loans to $115.7 million and deposits to $107 million.

o	Closed in excess of $21 million in residential mortgage loan originations.

o	Stock price grew from $10 per share in January, 2005 to $19 per share by December 31, 2005 – an increase of 90%.

o	CommunitySouth Bancshares, Inc. Board of Directors declared a five-for-four stock split.

o	Opened two full service branches, two loan production offices, and a mortgage division.

The significant investments we have made in people, infrastructure, and technology will allow us to execute on our strategic plan of expanding our franchise and increasing future earnings.

2005 – THE YEAR IN REVIEW
2005 marked our first year of operation. Net loss for 2005 totaled $615,627 or $0.16 per share. Net loss for 2005 totaled $615,627 or $0.16 per share. This loss was a result of our start-up operation and was 45% less than our plan. Total assets grew from $29.8 million to $136.8 million, which was 39% ahead of plan. Outstanding loans at year end totaled $115.7 million and compared favorably to planned loans of $70 million. This strong loan growth necessitated a contribution to our loan provision expense of $1.6 million; however, there were no loans written off, criticized assets, or thirty day past due loans. While this is a tribute to our quality loan underwriting, it also underscores the imbedded earnings capacity of our Bank. Our deposits have also grown at a rapid rate. Year end deposits of $107 million compare favorably to planned deposits of $70 million.

MARKET PRESENCE
As of December 31, 2005, CommunitySouth operated two branches, two loan production offices, and a mortgage division in four high-growth communities in the Upstate of South Carolina. This investment in facilities, along with our future expansion plans, underscores our commitment to expanding our convenience in the Upstate market. We are confident that this market is vibrant enough to support our planned growth – and most importantly our intense customer-focused brand of banking. While we have only .38% percent of the total Upstate deposit market share, our business model and growth plan will allow us to win business from other banks in this rapidly growing market.

OUR TEAM
To open one of the fastest growing banks in all of South Carolina it takes teamwork, dedication, professionalism, and a level of flexibility above and beyond what is normally seen in today’s banking environment. Our associates exemplify these qualities on a daily basis at CommunitySouth. They resonate with a special energy and enthusiasm around our customers and demonstrate an unwavering commitment to our vision and mission. Opening the bank has been an exciting yet challenging year for our employees. They have endured 12 months in our Easley modular facility with confined work spaces, as many as three associates per office. They have worked through systems installation, technological challenges, construction of our headquarters office, and renovating leased facilities, just to name a few. We are proud to report that our associates demonstrated absolute commitment to ensuring that the company’s work was done. We can honestly say that our CommunitySouth associates are some of the most dedicated professionals in our industry.

DELIVERING THE COMMUNITYSOUTH CUSTOMER EXPERIENCE
CommunitySouth was formed in order to bring to the market a more responsive and flexible sales and service culture not currently being offered by the community, regional, super- regional, or mega-banks in the area. In this regard, our number one corporate goal always has been, and still is, excellence in customer service.

Our customers enjoy a consistent, professional, and inviting banking environment. Upon entering the bank, our customers are greeted within their second step into the lobby and treated to freshly baked cookies, soft drinks, coffee, and water. At the teller line, customers are called by name and always thanked for their business. Upon opening an account, a customer always receives a follow up call to ensure that they are 100% satisfied with their account. Our phones are always answered by a live person in a local office. An automated system or an associate at an out-of-town location will never answer an incoming call at CommunitySouth. Loan requests and service issues are responded to in a most prompt manner and all customers have direct access to senior management.

At CommunitySouth, we recognize that a traditional banking environment just does not work for today’s busy consumers and business owners. The market simply demands convenience and innovation from their bank. From our free deposit courier service for commercial customers to our surcharge-free ATM policy for CommunitySouth account holders, along with our extended weekday and Saturday banking hours, we strive to be the Upstate’s most convenient banking franchise. All of us at CommunitySouth demonstrate an unwavering focus to being available when and where our customers need us.

CommunitySouth’s banking service package affords our customers the opportunity to utilize our state of the art products and services. These include totally free business and personal checking, a variety of savings solutions at extremely competitive rates, free online banking with bill pay for both businesses and consumers, automated telebanc, and courtesy overdraft coverage. We also offer an array of business, consumer, and mortgage loan options, all at extremely competitive interest rates.Throughout the year we aggressively marketed our convenience and product initiatives through not only our people, but also with focused local advertising campaigns.

COMMUNITYSOUTH INTO THE FUTURE
2006 holds much opportunity for our company. However, we have a tremendous amount of work ahead. Our number one corporate goal remains providing a level of customer service that is unmatched in the market. We are also committed to expanding not only our loan portfolio, but more importantly our deposit gathering efforts, and in particular, low cost core deposits. This will be accomplished by acquiring new customer relationships and deepening existing customer relationships. Last, but certainly not least, we remain steadfast in our commitment to expanding our branch network into other Upstate communities, staffing these offices with seasoned banking professionals with a strong local market knowledge, and building a recognizable banking brand in the market.In closing, we are deeply grateful for the progress we have made in this our inaugural year. We would like to thank you, our shareholders, for sharing the CommunitySouth vision, our directors for their guidance and leadership, and our officers, and employees for their commitment to providing our customers a level of service unmatched in the market. Finally, we would like to thank our customers for their loyalty and entrusting us with their financial future.We are proud of our accomplishments and trust that you share in our pride. Your questions and/or comments are welcome.

Sincerely,

Daniel E. Youngblood	C. Allan Ducker, III	David A. Miller
Chairman	Chief Executive Officer	President

Selected Financial Data

The following selected financial data for the year ended December 31, 2005 and for the period March 20, 2004 (inception) to December 31, 2004 was derived from the consolidated financial statements and other data of CommunitySouth Bancshares, Inc. and subsidiary (the “Company”). The selected financial data should be read in conjunction with the consolidated financial statements of the Company, including the accompanying notes, included elsewhere herein.

	2005	2004
(Dollars in thousands except per share data)
Income Statement Data:
Interest income	$ 4,985	$ 33
Interest expense	1,863	-

Net interest income	3,122	33
Provision for loan losses	(1,558)	-

Net interest income after provision for loan losses	1,564	33
Noninterest income	321	-
Noninterest expense	2,680	562

Loss before income taxes	(795)	(529)
Income tax benefit	(179)	-

Net loss	$ (616)	$ (529)

Balance Sheet Data (period end):
Assets	$ 136,826	$ 29,829
Earning assets	134,946	29,641
Securities (1)	83	-
Loans (2)	115,704	-
Allowance for loan losses	1,558	-
Deposits	106,972	-
Shareholders' equity	28,286	28,984
Per-Share Data:
Net loss	$ (0.16)	$ (0.14)
Book value (period end)	7.55	7.74
Return on Equity and Assets:
Return on average assets	(0.77)%
Return on average equity	(2.24)%
Average equity to average assets ratio	34.55%

_________________
(1)     Nonmarketable securities are stated at cost.

(2)     Loans are stated at gross amounts before allowance for loan losses.

Forward Looking Statements

This report contains “forward-looking statements” within the meaning of the securities laws. All statements that are not historical facts are “forward-looking statements.” You can identify these forward-looking statements through our use of words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “project,” “continue,” or other similar words. Forward-looking statements include, but are not limited to, statements regarding our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

o	our rapid growth to date and short operating history;
o	significant increases in competitive pressure in the banking and financial services industries;
o	changes in the interest rate environment which could reduce anticipated or actual margins;
o	changes in political conditions or the legislative or regulatory environment;
o	general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
o	changes occurring in business conditions and inflation;
o	changes in technology;
o	changes in monetary and tax policies;
o	the lack of seasoning of our loan portfolio, especially given our rapid loan growth;
o	the level of allowance for loan losses;
o	the rate of delinquencies and amounts of charge-offs;
o	adverse changes in asset quality and resulting credit risk-related losses and expenses;
o	loss of consumer confidence and economic disruptions resulting from terrorist activities;
o	changes in the securities markets; and
o	other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

Market for Common Stock and Dividends

Our common stock is not listed on any exchange. However, the stock was approved for quotation on the OTC Bulletin Board under the symbol “CBSO” in March 2006. Quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not represent actual transactions. Because we were not approved for quotation until March 2006, meaningful stock price data is unavailable for this report. During 2005, management is aware of a few transactions in which our common stock traded in the price range of $14 to $19 per share. However, management has not ascertained that these transactions are the result of arm’s length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of our common stock.

As of March 23, 2006, there were 3,744,855 shares of common stock outstanding held by approximately 1,139 shareholders of record.

We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay dividends depends on the ability of our subsidiary, CommunitySouth Bank &Trust, to pay dividends to us. As a South Carolina state bank, CommunitySouth may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital. At December 31, 2005, the bank was prohibited from declaring a dividend because it had an accumulated deficit of $1,064,984.

COMMUNITYSOUTH BANCSHARES, INC.
MANAGEMENT’S DISCUSSION AND ANLYSIS OR PLAN OF OPERATION

Basis of Presentation

The following discussion should be read in conjunction with the Company’s Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

CommunitySouth Bancshares, Inc. is a bank holding company headquartered in Easley, South Carolina. Its subsidiary, CommunitySouth Bank and Trust (the Bank), opened for business on January 18, 2005. The principal business activity of the Bank is to provide banking services to domestic markets, principally in the upstate of South Carolina. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation. The Company completed an initial public offering of its common stock in which it sold a total of 3,744,855 shares at $8.00 per share as adjusted for the 5-for-4 stock split effected in the form of a stock dividend on January 16, 2006 to shareholders of record as of December 15, 2005. All share and per share information has been adjusted for the stock split. Proceeds of the offering were used to pay organizational costs and provide the initial capital for the Bank.

Overview

The following discussion describes our results of operations for the year ended December 31, 2005 and also analyzes our financial condition as of December 31, 2005. Because our bank opened for business on January 18, 2005, a comparison of the year ended December 31, 2005 to the year ended December 31, 2004 is not meaningful. Until January 2005, our principal activities related to our organization, the conducting of our initial public offering, the pursuit of approvals from the State Board of Financial Institutions for our application to charter the bank, the pursuit of approvals from the Federal Reserve to become a bank holding company, and the pursuit of approvals from the FDIC for our application for insurance of the deposits of the bank. We received approval from the FDIC, Federal Reserve Board (“Federal Reserve”), and the State Board of Financial Institutions in January 2005, and commenced business on January 18, 2005.

Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

Results of Operations
Results of operations are only presented for the year ended December 31, 2005 since the Bank opened for business on January 18, 2005.

Net interest income for the year ended December 31, 2005 was $3.1 million. Total interest income for the year was $5.0 million and was partially offset by interest expense of $1.9 million. Interest income is composed of interest and fees on loans of $4.5 million, interest on federal funds sold of $370,000, and other investment income of $71,000.

The Company’s net interest spread and net interest margin were 2.76% and 4.18%, respectively, in 2005. The yield on earning assets was 6.68%. The largest component of earning assets was loans which had a yield of 7.10%. Total interest bearing liabilities had a cost of 3.92%.

The provision for loan losses was $1.6 million in 2005. The charges to the provision were to maintain the allowance for loan losses at a level sufficient to cover estimated losses inherent in the loan portfolio.

Noninterest income for the year ended December 31, 2005 totaled $321,000. The largest component of noninterest income was fees from the origination of mortgage loans of $274,000. Service charges on deposit accounts totaled $27,000 for the year ended December 31, 2005.

Noninterest expense totaled $2.7 million for the year ended December 31, 2005. Noninterest expense includes the cost of personnel and operations, two full service branches and two loan production offices. Salaries and employee benefits, the largest component of noninterest expense, totaled $1.4 million for the year. All of the other categories of noninterest expense totaled $1.3 million for the year.

The Company’s net loss for the year ended December 31, 2005 was $616,000. The net loss for the period is after the recognition of an income tax benefit of $179,000. See Notes 1 and 6 to the consolidated financial statements for additional information about income taxes.

Net Interest Income

General. The largest component of the Company’s net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company’s interest-earning assets and the rates paid on its interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents the Company’s net interest margin.

Average Balances, Income and Expenses and Rates. The following tables set forth, for the year ended December 31, 2005, information related to the Company’s average balance sheet and its average yields on earning assets and average costs of interest-bearing liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding earning assets or interest-bearing liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

	Average	Income/	Yield/
(Dollars in thousands)	Balance	Expense	Rate
Assets
Earning assets:
Loans (1)	$ 63,985	$4,544	7.10%
Securities, taxable	22	1	3.25
Federal funds sold and other	10,610	440	4.15

Total earning assets	74,617	4,985	6.68%

Cash and due from banks	3,605
Premises and equipment	1,346
Other assets	679
Allowance for loan losses	(806)

Total assets	$ 79,441

Liabilities
Interest-bearing liabilities:
Federal funds purchased	$ 48	$ 1	2.34%
Interest-bearing
transaction accounts	926	12	1.35
Savings deposits	2,410	59	2.45
Time deposits	44,090	1,791	4.06

Total interest-bearing liabilities	47,474	1,863	3.92

Demand deposits	4,102
Accrued interest and other liabilities	421

Total liabilities	51,997
Shareholders' equity	27,444

Total liabilities and
shareholders' equity	$ 79,441

Net interest spread			2.76%

Net interest income		$3,122

Net interest margin			4.18%

_________________

(1)

There were no loans in nonaccrual status in 2005. The effect of fees collected on loans in 2005 totaling $207,645 increased the annualized yield on loans by 0.32% from 6.78%. The effect on the annualized yield on earning assets in 2005 was an increase of 0.28% from 6.40%. The effect on net interest spread and net interest margin in 2005 was an increase of 0.28% and 0.27% from 2.48% and 3.91%, respectively.

Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company’s interest sensitivity “gap”, which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table sets forth the Company’s interest rate sensitivity at December 31, 2005.

		After Three		Greater
	Within	Through	One	Than
	Three	Twelve	Through	Five
(Dollars in thousands)	Months	Months	Five Years	Years	Total
Assets
Earning assets:
Loans	$78,532	$ 3,729	$32,091	$ 1,352	$115,704
Investment securities and Fed Funds	17,499	-	-	83	17,582

Total earning assets	96,031	3,729	32,091	1,435	133,286

Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Demand deposits	2,025	-	-	-	2,025
Savings deposits	4,284	-	-	-	4,284
Time deposits	7,636	81,484	4,837	-	93,957

Total interest-bearing liabilities	13,945	81,484	4,837	-	100,266

Period gap	$82,086	$(77,755)	$27,254	$ 1,435	$ 33,020

Cumulative gap	$82,085	$ 4,331	$31,585	$33,020

Ratio of cumulative gap
to total earning assets	61.58%	3.25%	23.70%	24.77%

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date.

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. The Company is cumulatively asset sensitive over all periods. However, the Company’s gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General.     The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem loans. On a quarterly basis, the Company’s Board of Directors reviews and approves the appropriate level for the Company’s allowance for loan losses based upon management’s recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company’s income statement, are made periodically to maintain the allowance at an appropriate level based on management’s analysis of the estimated losses inherent in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company’s allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquencies, charge-offs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of the Company’s monitoring and analysis system are also reviewed periodically by the banking regulators and the Company’s independent auditors.

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio. Management’s judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system.

The following table sets forth certain information with respect to the Company’s allowance for loan losses and the composition of charge-offs and recoveries for the year ended December 31, 2005.

Allowance for Loan Losses

(Dollars in thousands)
Total loans outstanding at end of period	$115,704

Average loans outstanding	$ 57,852

Balance of allowance for loan losses at beginning of year	$ -
Provision for loan losses	1,558

$ 1,558

Allowance for loan losses to period end loans	1.35%

Nonperforming Assets

Nonperforming Assets. There were no nonaccrual loans, loans past due 90 days or more and still accruing interest, or restructured loans at December 31, 2005.

The Company’s policy with respect to nonperforming assets is as follows. Accrual of interest will be discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that the collection of interest is doubtful. A delinquent loan will generally be placed in nonaccrual status when it becomes 90 days or more past due unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid will be reversed and deducted from current earnings as a reduction of reported interest income. No additional interest will be accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan to the allowance for loan losses.

Potential Problem Loans. Potential problem loans are loans that are not included in impaired loans (nonaccrual loans or loans past due 90 days or more and still accruing), but about which management has become aware of information about possible credit problems of the borrowers that causes doubt about their ability to comply with current repayment terms. At December 31, 2005, the Company had not identified any criticized or classified loans through its internal review mechanisms. The results of this internal review process are considered in determining management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income and Expense

Noninterest Income. The largest component of noninterest income was mortgage origination fees which totaled $274,000 for the year ended December 31, 2005.

The following table sets forth the principal components of noninterest income for the year ended December 31, 2005.

(Dollars in thousands)
Mortgage origination fees	$274
Service charges on deposit accounts	27
Other income	20

Total noninterest income	$321

Noninterest Expense. Salaries and employee benefits comprised the largest component of noninterest expense which totaled $1.4 million for the year ended December 31, 2005. All of the other categories of noninterest expense totaled $1.3 million for the year ended December 31, 2005 and 2004 periods, respectively.

The following table sets forth the primary components of noninterest expense for the year ended December 31, 2005.

(Dollars in thousands)	2005
Salaries and benefits	$1,354
Professional fees	104
Advertising	201
Office Supplies	113
Data processing	135
Net Occupancy	149
Depreciation	166
Equipment maintenance and rental	52
Loan expenses	91
Telephone	53
Other	262

Total noninterest expense	$2,680

Earning Assets

Loans.     Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Loans also entail greater credit and liquidity risks than most of the Company’s other investments and short-term interest-earning cash and cash equivalents, which management attempts to control and counterbalance. Loans averaged $64.0 million in 2005. At December 31, 2005, total loans were $115.7 million.

The following table sets forth the composition of the loan portfolio by category at December 31, 2005 and highlights the Company’s general emphasis on mortgage lending.

		Percent of
(Dollars in thousands)	Amount	Total
Real estate - construction	$ 35,742	30.89%
Real estate - mortgage	68,965	59.60
Commercial and industrial	9,082	7.85
Consumer	1,915	1.66

Total loans, gross	115,704	100.00%

Allowance for loan losses	1,558

Net loans	$114,146

The largest component of loans in the Company’s loan portfolio is real estate mortgage loans. At December 31, 2005, real estate mortgage loans, which consist of first and second mortgages on single or multi-family residential dwellings, commercial loans and other loans secured by multi-family properties and farmland, totaled $69.0 million and represented 59.61% of the total loan portfolio. In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company’s market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

The demand for residential and commercial real estate loans in the upstate South Carolina market is strong due to the historically low interest rate environment. We would anticipate this demand to slow if interest rates continue to rise.

Real estate construction loans totaled $35.7 million at December 31, 2005. In the context of this discussion, a “real estate construction loan” is defined as any loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company’s market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

Commercial and industrial loans totaled $9.1 million at December 31, 2005, and comprised 7.85% of the total portfolio. In the context of this discussion, a “commercial and industrial loan” is defined as any loan for a non-consumer purpose, not secured by real estate.

The Company’s loan portfolio also includes consumer loans. At December 31, 2005, consumer loans totaled $1.9 million and represented 1.66% of the total loan portfolio.

The Company’s loan portfolio reflects the diversity of its upstate South Carolina market. The Company’s offices are located in Easley, Spartanburg, Mauldin and Greenwood, South Carolina. Management expects the area to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company’s loans maturing within specified intervals at December 31, 2005.

		Over One
		Year
	One Year	Through	Over
(Dollars in thousands)	or Less	Five Years	Five Years	Total
Real estate - construction	$17,359	$18,383	$ -	$ 35,742
Real estate - mortgage	16,105	48,692	4,168	68,965
Commercial and industrial	4,349	4,321	412	9,082
Consumer	786	438	691	1,915

	$38,599	$71,834	$ 5,271	$115,704

Loans maturing after one year with:
Fixed interest rates				$ 37,774

Floating interest rates				39,331

				$ 77,105

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Investment Securities. The investment securities portfolio is also a component of the Company’s total earning assets. Total securities averaged $23,000 in 2005. At December 31, 2005, the total securities portfolio was $82,700. All securities were non-marketable equity investments recorded at their cost.

The following table sets forth the fair value of the securities held by the Company at December 31, 2005.

(Dollars in thousands)
Nonmarketable equity securities	$83

Total investment securities	$83

Short-Term Investments. Short-term investments, which consist primarily of federal funds sold, averaged $10.6 million in 2005 with a weighted average yield of 4.15%. These funds are an important source of the Company's liquidity. Federal funds are generally invested in an earning capacity on an overnight basis. At December 31, 2005, federal funds were $17.5 million at an overnight rate of 3.95%. The maximum outstanding balance of federal funds sold at any month end during the year was $29.3 million.

Deposits

General. Average interest-bearing liabilities totaled $47.5 million in 2005. Average total deposits totaled $51.5 million during 2005. At December 31, 2005 total deposits were $107.0 million.

The following table sets forth the average deposits of the Company by category for the year ended December 31, 2005.

(Dollars in thousands)	Amount	Average Rate
Noninterest bearing demand	$ 4,102	0.00%
Interest bearing demand	926	1.35
Savings	2,410	2.45
Time	44,090	4.06

Total	$51,528

The following table sets forth the deposits of the Company by category as of December 31, 2005.

		Percent of
(Dollars in thousands)	Amount	Deposits
Noninterest bearing demand	$ 6,706	6.27%
Interest bearing demand	2,025	1.89
Savings	4,284	4.00
Time deposits less than $100	15,698	14.68
Time deposits of $100 or over	17,897	16.73
Brokered deposits	60,362	56.43

Total deposits	$106,972	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more and brokered deposits, provide a relatively stable funding source for the Company’s loan portfolio and other earning assets. The Company’s core deposits were $28.7 million at December 31, 2005, or 26.84% of total deposits. Certificates of deposit of $100,000 or more and brokered deposits are not considered core deposits because their retention can be expected to be heavily influenced by rates offered at renewal. Due to the developed national market for certificates of deposit, we anticipate being able to either renew or replace these deposits when they renew; however, no assurance can be given that we will be able to replace them with deposits with the same terms.

Deposits have been a primary source of funding. Management anticipates that deposits will continue to be the Company’s primary source of funding in the future. The Company’s loan-to-deposit ratio was 108% at December 31, 2005. The maturity distribution of the Company’s time deposits of $100,000 or over at December 31, 2005, is set forth in the following table.

Maturities of Certificates of Deposit of $100,000 or More (Including Brokered Deposits)

After Six
		After Three	Through	After
	Within Three	Through Six	Twelve	Twelve
(Dollars in thousands)	Months	Months	Months	Months	Total
Certificates of deposit of $100,000 or more	$6,600	$34,394	$34,812	$2,453	$78,259

Approximately 8% of the Company’s time deposits of $100,000 or over had scheduled maturities within three months, and 97% had maturities within twelve months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Capital

The Federal Reserve and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. The Federal Reserve guidelines contain an exemption from the capital requirements for “small bank holding companies.” On February 27, 2006, the Federal Reserve approved a new rule expanding the definition of a “small bank holding company.” The new definition will include bank holding companies with less than $500 million in total assets. Bank holding companies will not qualify under the new definition if they (i) are engaged in significant non-banking activities either directly or indirectly through a subsidiary, (ii) conduct significant off-balance sheet activities, including securitizations or managing or administering assets for third parties, or (iii) have a material amount of debt or equity securities (including trust preferred securities) outstanding that are registered with the SEC. The new rule will be effective on March 30, 2006. Although the Company has less than $500 million in assets, it is unclear at this point whether it will otherwise meet the requirements for qualifying as a “small bank holding company.” According to the Federal Reserve, the revision of the criterion to exclude any bank holding company that has outstanding a material amount of SEC-registered debt or equity securities reflects the fact that SEC registrants typically exhibit a degree of complexity of operations and access to multiple funding sources that warrants excluding them from the new policy statement and subjecting them to the capital guidelines.   In the adopting release for the new rule, the Federal Reserve stated that what constitutes a “material” amount of SEC-registered debt or equity for a particular bank holding company depends on the size, activities and condition of the relevant bank holding company.  In lieu of using fixed measurable parameters of materiality across all institutions, the rule provides the Federal Reserve with supervisory flexibility in determining, on a case-by-case basis, the significance or materiality of activities or securities outstanding such that a bank holding company should be excluded from the policy statement and subject to the capital guidelines. Prior to adoption of this new rule, our holding company was not subject to these capital guidelines, as it had less than $150 million in assets. Until the Federal Reserve provides further guidance on the new rules, it will be unclear whether our holding company will be subject to the exemption from the capital requirements for small bank holding companies. Regardless, our bank currently falls under these minimum capital requirements as set per bank regulatory agencies.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. The Bank’s Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 capital and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

The Bank exceeded the regulatory capital requirements at December 31, 2005 as set forth in the following table.

Analysis of Capital and Capital Ratios

(Dollars in thousands)
Tier 1 capital	$ 19,044
Tier 2 capital	1,558

Total qualifying capital	$ 20,602

Risk-adjusted total assets (including off-balance-sheet exposures)	$125,021

Tier 1 risk-based capital ratio	15.24%
Total risk-based capital ratio	16.49%
Tier 1 leverage ratio	15.28%

Off-Balance Sheet Risk

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank’s customers at predetermined interest rates for a specified period of time. At December 31, 2005, the Bank had issued commitments, including standby letters of credit, to extend credit of $25.0 million through various types of commercial lending arrangements. Approximately $18.1 million of these commitments to extend credit had variable rates.

The following table sets forth the length of time until maturity for unused commitments to extend credit at December 31, 2005.

		After One	After Three
		Through	Through		Greater
	Within One	Three	Twelve	Within One	Than
(Dollars in thousands)	Month	Months	Months	Year	One Year	Total
Unused commitments to extend credit $	86	$ 812	$ 7,683	$ 8,581	$13,676	$22,257
Standby letters of credit	239	-	2,521	2,760	-	2,760

	$325	$ 812	$10,204	$11,341	$13,676	$25,017

The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Its significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2005, included in this Annual Report to Shareholders, and as filed with the Company’s Annual Report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies. The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

Management believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of the consolidated financial statements. Refer to the portion of this discussion that addresses the allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Liquidity Management

Liquidity management involves monitoring the Company’s sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. The Company also has the ability to obtain funds from various financial institutions should the need arise.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Bank’s performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Recently Issued Accounting Standards

Accounting standards and pronouncements of a recent nature are discussed in Notes to Consolidated Financial Statements, Note 1 – Summary of Significant Accounting Policies. Other accounting standards that have been issued or proposed by authoritative standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
CommunitySouth Bancshares, Inc. and Subsidiary
Easley, South Carolina

        We have audited the accompanying consolidated balance sheets of CommunitySouth Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2005 and for the period March 20, 2004 (inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CommunitySouth Bancshares, Inc. and Subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the year ended December 31, 2005 and for the period March 20, 2004 (inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis, LLC
Elliott Davis, LLC
Greenville, South Carolina
February 24, 2006

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
Assets
Cash and cash equivalents
Cash and due from bank	$ 1,660,333	$ 28,811,921
Federal funds sold	17,499,000	-

Total cash and cash equivalents	19,159,333	28,811,921
Restricted cash	-	829,345
Other investments, at cost	82,700	-
Loans, net	114,145,631	-
Accrued interest receivable	444,386	-
Property and equipment, net	2,658,128	48,553
Other assets	336,143	138,738

Total assets	$ 136,826,321	$ 29,828,557

Liabilities and Shareholders' Equity
Liabilities
Noninterest bearing deposits	$ 6,706,055	-
Interest bearing deposits	$ 100,266,247	-

Total deposits	106,972,302	-
Subscriptions to be refunded	-	829,345
Accrued expense	202,393	-
Accrued interest payable	1,197,586	-
Other liabilities	167,730	15,092

Total liabilities	108,540,011	844,437

Shareholders' Equity
Preferred stock, par value $.01 per share
10,000,000 shares authorized, no shares issued	-	-
Common stock, par value $.01 per share
10,000,000 shares authorized 3,744,855 issued
and outstanding at December 31, 2005 and
December 31, 2004	37,449	37,449
Additional paid-in capital	29,393,361	29,475,544
Retained deficit	(1,144,500)	(528,873)

Total shareholders' equity	28,286,310	28,984,120

Total liabilities and shareholders' equity	$ 136,826,321	$ 29,828,557

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the period March 20,
	Year ended	2004, (inception) through
	December 31, 2005	December 31, 2004
Interest income
Interest and dividends on investments	$ 440,849	32,670
Interest and fees on loans	4,544,194	-

Total interest income	4,985,043	32,670
Interest expense - deposits	1,862,899	-

Net interest income	3,122,144	32,670
Provision for loan loss	1,558,000	-

Net interest income after provision for loan losses	1,564,144	32,670

Noninterest income
Mortgage origination fees	274,427	-
Other	46,475	-

Total noninterest income	320,902	-

Noninterest expense
Salaries and benefits	1,353,659	332,435
Professional fees	104,412	72,500
Advertising	200,541	-
Supplies	113,298	-
Data processing	135,448	-
Occupancy	149,008	43,601
Depreciation	166,310	-
Equipment maintenance and rental	52,054	-
Loan expenses	90,791	-
Telephone	52,506	-
Other	261,681	113,007

Total noninterest expense	2,679,708	561,543

Loss before income taxes	(794,662)	(528,873)
Income tax benefit	(179,035)	-

Net loss	$ (615,627)	$ (528,873)

Basic and diluted loss per share	$ (.16)	$ (0.14)

Weighted average basic and diluted shares outstanding	3,744,855	$ 3,744,855

          (1)     Adjusted for 5-for-4 stock split effective January 16, 2006.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the period March 20, 2004 (inception) through December 31, 2004 and for the year ended December 31, 2005

					Total
	Common Stock		Additional	Retained	Shareholders'
	Shares (1)	Amount	Paid-in Capital	Deficit	Equity
Proceeds from sales of stock
(less offering costs of $446,427)	3,744,855	$37,449	$29,475,544	$-	$29,512,993
Net loss	-	-	-	(528,873)	(528,873)

Balance at December 31, 2004	3,744,855	37,449	29,475,544	(528,873)	28,984,120
Net loss	-	-	-	(615,627)	(615,627)
Additional offering costs	-	-	(82,183)	-	(82,183)

Balance at December 31, 2005	3,744,855	$37,449	$29,393,361	$(1,144,500)	$28,286,310

(1)     Adjusted for 5-for-4 stock split effective January 16, 2006.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the period
		March 20, 2004
		(inception)
	Year ended	through
	December 31,	December 31,
	2005	2004
Operating activities
Net loss	$(615,627)	$(528,873)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Provision for loan losses	1,558,000	-
Depreciation and amortization	166,310	-
Deferred income tax benefit	(339,148)	-
Increase in accrued interest receivable	(444,386)	-
Increase in accrued interest payable	1,197,586	-
Increase in accrued expenses	202,393	-
Decrease (increase) in other assets	141,743	(138,738)
Increase in other liabilities	152,638	15,092

Net cash provided by (used in) operating activities	2,019,509	(652,519)

Investing activities
Decrease in restricted cash	829,345	-
Net increase in loans outstanding	(115,703,631)	-
Purchase of FHLB stock	(82,700)	-
Purchase of property and equipment	(2,775,885)	(48,553)

Net cash used in investing activities	(117,732,871)	(48,553)

Financing activities
Net increase in deposit accounts	106,972,302	-
Refund of subscriptions	(829,345)	-
Additional stock offering costs	(82,183)	-
Net proceeds from sale of stock	-	29,512,993

Net cash provided by financing activities	106,060,774	29,512,993

Net (decrease) increase in cash and cash equivalents	(9,652,558)	28,811,921
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	28,811,921	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,159,333	$28,811,921

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$665,313	$-

Income taxes	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH BANCSHARES, INC.
NOTES TO CONSOLIDATD FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
AND FOR THE PERIOD MARCH 20, 2004 (INCEPTION) THROUGH DECEMBER 31, 2004

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity and organization — CommunitySouth Bancshares, Inc. (the “Company”) is a South Carolina corporation organized for the purpose of owning and controlling all of the capital stock of CommunitySouth Bank and Trust (the “Bank”). The Bank is a state chartered bank organized under the laws of South Carolina in Pickens County, South Carolina. From inception on March 20, 2004 through January 18, 2005, the Company engaged in organizational and pre-opening activities necessary to obtain regulatory approvals and to prepare its subsidiary, the Bank, to commence business as a financial institution. The company received approval from the Federal Deposit Insurance Corporation (“FDIC”), Federal Reserve (“FRB”) and the State Board of Financial Institutions in January 2005.

The Bank began operations on January 18, 2005. The Bank primarily is engaged in the business of accepting deposits insured by the FDIC, and providing commercial, consumer and mortgage loans to the general public.

The Company sold 3,744,855 shares of common stock at $8 per share in an initial public offering that was completed on February 15, 2005 (as adjusted for the 5-for-4 stock split effected in the form of a stock dividend on January 16, 2006 to stockholders of record as of December 15, 2005). The offering raised $29,430,810, net of offering costs. The directors and officers of the Company purchased 527,625 shares at $8 per share for a total of $4,221,000.

Basis of Presentation — The Company was accounted for as a development stage enterprise as defined by Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, prior to the Bank’s opening as the Company devoted substantially all of its efforts to establishing a new business, and thus, comparison of the year ended December 31, 2005 to December 31, 2004 is not meaningful. When the Bank opened, certain reclassifications and adjustments were made to the financial statements to reflect that the Company is now accounted for as an operating company.

The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Principles of Consolidation — The consolidated financial statements include the accounts of CommunitySouth Bancshares, Inc., the parent company, and CommunitySouth Bank and Trust, its wholly owned subsidiary. All significant intercompany items have been eliminated in the consolidated statements.

Management’s Estimates — The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Disclosure Regarding Segments — The Company reports as one operating segment, as management reviews the results of operations of the Company as a single enterprise.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, short-term interest bearing deposits and federal funds sold. Cash and cash equivalents have an original maturity of three months or less.

Concentrations of Credit Risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company’s loan portfolio is not concentrated in loans to any single borrower or in a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company’s investment portfolio consists of nonmarketable equity securities. Management believes credit risk associated with the equity securities is not significant. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Nonmarketable Equity Securities — Nonmarketable equity securities include the cost of the Company’s investment in the stock of the Federal Home Loan Bank of Atlanta (“FHLB”). The stock has no quoted market value and no ready market exists. Investment in the FHLB is a condition of borrowing from the FHLB, and the stock is pledged to collateralize such borrowings. At December 31, 2005, the Company’s investment in FHLB stock was $82,700. The dividend received on this stock is included in interest and dividends on investments.

Loans Receivable — Loans are stated at their unpaid principal balance less an allowance for loan losses and net deferred loan origination fees. Interest income is computed using the simple interest method and is recorded in the period earned. Loan origination fees collected and certain loan origination costs are deferred and the net amount is accreted as income using a method that approximates the level yield method over the life of the related loans.

When serious doubt exists as to the collectibility of a loan or when a loan becomes ninety days past due as to principal or interest, interest income generally is discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company’s problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2005, management has determined that the Company had no impaired loans.

Allowance for Loan Losses — The Company provides for loan losses using the allowance method. Provisions for loan losses are added to the allowance through charges to operating expenses. Loans which are determined to be uncollectible are charged against the allowance and recoveries on loans previously charged off are added to the allowance. The provision for loan losses is the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management’s judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, delinquency trends, and prevailing and anticipated economic conditions. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

Property and Equipment — Premises, furniture and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Residential Loan Origination Fees — The Company offers residential loan origination service to its customers in its immediate market area. The loans are offered on terms and prices offered by the Company’s correspondents and are closed in the name of the correspondents. The Company receives fees for services it provides in conjunction with the origination services it provides. The fees are recognized at the time the loans are closed by the Company’s correspondent.

Advertising — Advertising, promotional, and other business development costs generally are expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income Taxes — Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and net operating loss carryforwards.

Loss Per Share — Basic loss per share represents the net loss allocated to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive loss per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to both outstanding warrants and stock options, and are determined using the treasury stock method. Due to the net loss for the years ended December 31, 2005 and the period March 20, 2004 (inception) through December 31, 2004, the outstanding warrants and stock options were anti-dilutive, therefore dilutive loss per share and dilutive shares are not presented for the period.

Warrants and Stock Options — Upon completion of the offering, the Company agreed to issue warrants to the organizing directors for the purchase of one share of common stock at $8.00 per share for every two shares purchased in the stock offering, up to a maximum of 12,500 warrants per director. The warrants were fully vested 120 days after January 18, 2005 and will expire on January 18, 2015. Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Company (365 days if due to death or disability). The Company issued a total of 137,125 warrants. In addition, the Company has adopted a stock option plan. As of December 31, 2005 the Company has 577,534 outstanding options to employees and directors. The Company accounts for the warrants and stock options under the recognition and measurement principals of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based compensation cost is reflected in the net income, as all warrants and stock options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. All stock option and warrant amounts have been adjusted for the 5-for-4 stock split effected in the form of a stock dividend on January 16, 2006 to stockholders of record as of December 15, 2005.

The table set forth below summarizes the impact the fair market value recognition provisions of SFAS No. 123 would have had on net loss and earnings per common share if the Company had applied these provisions to stock-based compensation for the year ended December 31, 2005 (in thousands, except per share data).

Net loss, as reported	$(615,627)
Deduct: Total stock-based employee and director compensation expense determined under fair value-based methods for all
awards, net of related tax effects	(2,375,249)

Proforma net loss	$(2,990,876)

Earnings per share
Basic and diluted - as reported	$(0.16)
Basic and diluted - pro-forma	$(0.80)

The Company granted 589,064 options and 137,125 warrants during the year ended December 31, 2005. The weighted average fair value of options and warrants granted approximated $3.32. The fair value of each option and warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 20% , average risk-free interest rate of 4% and expected lives of 10 years.

Off-Balance-Sheet Financial Instruments — In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Standards — The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first annual reporting period beginning after December 15, 2005. SFAS No. 123(R) allows for adoption using either the modified prospective or modified retrospective methods. The Company anticipates using the modified prospective method when this statement is adopted in the first quarter of 2006. The Company has evaluated the impact upon adoption of SFAS No. 123(R) and related guidance and has concluded that the adoption will not have a material impact on financial position or results of operations upon adoption.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29. The standard is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and eliminates the exception under APB Opinion No. 29 for an exchange of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS No. 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred — generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted FIN No. 47 in 2005 and its adoption had no effect on the Company’s financial position or results of operations.

In March 2004, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and it also provides guidance on quantitative and qualitative disclosures. The disclosure requirements in paragraph 21 of this Issue were adopted by the Company effective December 31, 2003. The recognition and measurement guidance in paragraphs 6-20 of this Issue was to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, but was delayed by FASB action in October 2004 through the issuance of a proposed FASB Staff Position (“FSP”) on the issue. In July 2005, the FASB issued FSP FAS 115-1 and FSP FAS 124-1 — The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company has evaluated the impact of adopting of FSP FAS 115-1 and FSP FAS 124-1 and has concluded that the adoption will not have a material impact on financial position and results of operations.

In December 2005, the FASB issued FSP SOP 94-6-1, Terms of Loan Products that May Give Rise to a Concentration of Credit Risk. The disclosure guidance in this FSP is effective for interim and annual periods ending after December 19, 2005. The FSP states that the terms of certain loan products may increase a reporting entity’s exposure to credit risk and thereby may result in a concentration of credit risk as that term is used in SFAS No. 107, either as an individual product type or as a group of products with similar features. SFAS No. 107 requires disclosures about each significant concentration, including “information about the (shared) activity, region, or economic characteristic that identifies the concentration.” The FSP suggests possible shared characteristics on which significant concentrations may be determined which include, but are not limited to (1) loans that subject borrowers to significant payment increases, (2) loans with terms that permit negative amortization, and (3) loans with high loan-to-value ratios. This FSP requires entities to provide the disclosures required by SFAS No. 107 for loan products that are determined to represent a concentration of credit risk in accordance with the guidance of this FSP for all periods presented. The Company adopted this disclosure standard effective December 31, 2005.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Risks and Uncertainties — In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan portfolio that results from borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators’ judgments based on information available to them at the time of their examination.

Reclassifications — Certain captions and amounts in the 2004 financial statements were reclassified to conform with the 2005 presentation. Such reclassifications had no effect on previously reported net loss or shareholders’ equity.

NOTE 2 — CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the FRB. At December 31, 2005, these required reserves were met by vault cash.

NOTE 3 — LOANS RECEIVABLE

Major classifications of loans receivable are summarized as follows:

	December 31,
	2005	2004
Real estate - construction	$35,741,873	$-
Real estate - mortgage	68,964,799	-
Commercial and industrial	9,081,538	-
Consumer and other	1,915,421	-

Total loans, gross	115,703,631	-
Less allowance for loan losses	1,558,000	-

Total loans, net	$114,145,631	$-

Loans are stated net of deferred fees and costs.

Activity in the allowance for loan losses during the year ended December 31, 2005 and the period March 20, 2004 (inception) through December 31, 2004 is summarized below:

	2005	2004

Balance, beginning of year	$-	$-
Provision charged to operations	1,558,000	-
Chargeoffs	-	-

Balance, end of year	$1,558,000	$-

At December 31, 2005 and 2004, the Bank had no impaired loans, no loans in nonaccrual status, no loans past due ninety days or more and still accruing interest, and no restructured loans.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2005	2004
Land	$785,811	$-
Leasehold improvements	472,946	-
Property and equipment	576,921	48,553
Construction in progress	988,760	-

Total	2,824,438	48,553
Less, accumulated depreciation and amortization	166,310	-

Property and equipment, net	$2,658,128	$48,553

NOTE 5 – DEPOSITS

At December 31, 2005, the scheduled maturities of certificates of deposit were as follows:

Maturing In	Amount
2006	$89,120,145
2007	4,798,893
2008	31,629
2009	-
2010	6,044
Thereafter	-

Total	$93,956,711

Deposits from outside the Company’s market area obtained through brokers amounted to $60,362,000, or approximately 56.43% of deposits at December 31, 2005.

NOTE 6 — INCOME TAXES

Income tax expense for the year ended December 31, 2005 and the period March 20, 2004 (inception) through December 31, 2004 is summarized as follows:

	2005	2004
Current portion
Federal	$158,495	$-
State	1,618	-

Total current expense	160,113	-
Deferred benefit	339,148	-

Income tax benefit	$(179,035)	$-

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2005	2004
Deferred tax assets
Allowance for loan losses	$529,340	$-
Organization and start-up costs	173,639	179,817
Accumulated depreciation	9,579	-

Total deferred tax assets	712,558	179,817
Less valuation allowance	272,884	179,817

	439,674	-

Deferred tax liabilities
Loan origination costs	67,136	-
Prepaid expenses	33,390	-

Total deferred tax liabilities	100,526	-

Net deferred tax asset	$339,148	$-

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2005 and 2004, in consideration of the lack of an established earnings history, management has provided valuation allowances of approximately 45% and 100%, respectively, to reflect its estimate of net realizable value. The net tax asset is included in the caption “other assets” on the balance sheet.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2005 and 2004 to income before income taxes follows:

	2005	2004
Tax benefit at statutory rate	$(270,185)	$(179,817)
Valuation allowance	93,067	179,817
Other	(1,917)	-

Income tax benefit	$(179,035)	$-

NOTE 7 — LEASES

Easley location — The Company leases the site, modular facility and equipment on a month-to-month basis for $7,154 per month for the temporary modular banking facility being used during the construction of the main office in Easley.

Spartanburg location — The Company has a ten year lease beginning November 15, 2005 for its Spartanburg office with an initial monthly rental payment of $6,500, which increases over the term of the lease up to $9,275 in the tenth year. The lease may be renewed for two consecutive five-year terms with rental payments increasing 3% each year.

Greenwood location — The Company has a six month lease for its Greenwood office with monthly rental payments of $725, which was renewed in September 2005.

Mauldin location — The Company has a ten year lease beginning November 15, 2005 for its Mauldin office with an initial monthly rental payment of $2,417, which increases over the life of the lease up to $2,872 per month in years seven through ten. The lease may be renewed for one five-year term at a monthly rent of $3,302.

Greer location — The Company has a ten year lease for its Greer office with an initial monthly rental payment of $4,200, which will begin upon completion of construction which is anticipated to be September 1, 2006.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years in the aggregate are:

2006	$123,800
2007	159,400
2008	172,217
2009	182,810
2010	183,290
Thereafter	1,012,083

Total minimum future rental payments	$1,833,600

NOTE 8 — RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) (“affiliates”) are loan customers in the normal course of business with the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2005 the Bank had related party loans totaling $10,702,284. During 2005, advances on related party loans totaled $11,344,106, and repayments were $641,822.

At December 31, 2005 affiliates had deposits with the Bank in the amount of $1.7 million.

The Company also enters into other transactions in the ordinary course of business with affiliates. Company policy requires transactions with affiliates to be on terms no more favorable than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors. The following are transactions entered into with affiliates during the year ended December 31, 2005 and for the period March 20, 2004 (inception) through December 31, 2004:

o	The Company leases the site for its temporary headquarters and banking facility in Easley from a director at a cost $3,443 per month. Lease payments under this lease totaled $41,316 during the year ended December 31, 2005 and $-0- for the period March 20, 2004 (inception) through December 31, 2004.
o	The site for the permanent headquarters and branch office in Easley adjacent the temporary location was purchased on March 16, 2005 from the same director from which the temporary site is being leased at a purchase price of $775,000.
o	The permanent Spartanburg branch location is leased for $6,500 per month from a partnership in which two Company directors have a partnership interest. Lease payments on that office totaled $13,000 during the year ended December 31, 2005 and $-0- for the period March 20, 2004 (inception) through December 31, 2004.
o	The Mauldin location leasehold improvements were constructed by a company owned by one of our directors during the year ended December 31, 2005 at a cost of $255,199.
o	The permanent headquarters and branch office in Easley was being constructed as of December 31, 2005 by a company owned by one of our directors at a contract cost of $1,974,059.
o	A company in which one of our directors is an owner was the leasing agent for our temporary Spartanburg office at cost $2,529 per month. Lease payments on that office totaled $25,285 during the year ended December 31, 2005 and $-0- for the period March 20, 2004 (inception) through December 31, 2004.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company. The company has a contract for construction of its main office in the amount of approximately $2.0 million of which approximately $1.0 million remains to be funded.

NOTE 10 – SHARES OUTSTANDING AND LOSS PER SHARE

On January 16, 2006, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2005. All share and per share data has been adjusted for all periods prior to split.

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options. Due to the net losses for the year ended December 31, 2005 and the period March 20, 2004 (inception) through December 31, 2004, therefore, basic loss per share and diluted earnings per share were the same. The following is the basic and diluted loss per share computation:

	2005	2004
Net loss to common shareholders	$(615,627)	$(528,873)

Average common shares outstanding - basic	3,744,855	3,744,855

Basic and diluted loss per share	$(0.16)	$(0.14)

NOTE 11 – STOCK COMPENSATION PLANS

The table set forth below summarizes stock option activity for the Company’s stock compensation plans for the year ended December 31, 2005 as adjusted for the 5-for-4 stock split.

	Stock Options		Warrants
		Weighted-Average		Weighted-Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding at December 31, 2004	-	$-	-	$-
Granted	589,064	8.17	137,125	8.00
Forfeited	(11,530)	8.00	-	-
Exercised	-	-	-	-

Outstanding at December 31, 2005	577,534	$8.17	137,125	$8.00

The following table summarizes information about stock options outstanding under the Company’s plans at December 31, 2005 as adjusted for the 5-for-4 stock split effective January 16, 2006.

	Outstanding	Exercisable
Number of options	577,534	571,659
Weighted average remaining life	9.28 years	9.24 years
Weighted average exercise price	$8.17	$8.17
High exercise price	$15.20	$11.20
Low exercise price	$8.00	$8.00

At December 31, 2005, all of the 137,125 warrants were exercisable and had an average remaining life of 9.25 years.

NOTE 12 — REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Bank’s financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2005, the most recent notification from the Bank’s primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank’s category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2005.

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk-weighted assets)	$20,602,000	16.49%	$9,996,000	8.00%	$12,495,000	10.0%
Tier 1 capital (to risk-weighted assets)	19,044,000	15.24	4,998,000	4.00	7,497,000	6.00
Tier 1 capital (to average assets)	19,044,000	15.28	4,986,000	4.00	6,232,000	5.00

The FRB has similar requirements for bank holding companies. The Company currently is not subject to these requirements because the FRB applies its guidelines on a bank-only basis for bank holding companies with less than $150,000,000 in consolidated assets.

NOTE 13 — UNUSED LINES OF CREDIT

As of December 31, 2005, the Bank had unused lines of credit to purchase federal funds from unrelated banks totaling $9,125,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. As of December 31, 2005, the Bank has no funds drawn from these lines. The Company also has a line of credit to borrow funds from the FHLB up to 10% of the Bank’s total assets subject to available collateral; availability under this facility totaled $13,682,632 as of December 31, 2005. As of December 31, 2005, the Bank had not drawn any advances on this line.

NOTE 14 — RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of CommunitySouth Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. However, there are restrictions on the ability of the Bank to transfer funds to CommunitySouth Bancshares, Inc. in the form of cash dividends, loans, or advances. As a South Carolina state bank, CommunitySouth may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital. At December 31, 2005, the Bank was prohibited from declaring a dividend because it had an accumulated deficit of $1,064,984.

NOTE 15 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company’s exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities. The Company has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor and no contingent liability was considered necessary, as such amounts were not considered material.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Company’s off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,
	2005	2004
Commitments to extend credit	$22,256,455	$-

Standby letters of credit	$2,760,647	$-

NOTE 16 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks — The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold — Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Other Investments — The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans receivable — For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits — The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Accrued Interest Receivable and Payable — The carrying value of these instruments is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company’s financial instruments at December 31, 2005 are shown in the following table (at December 31, 2004, the fair value for all financial instruments equaled their carrying values).

	December 31, 2005
	Carrying	Estimated
	Amount	Fair Value
Financial Assets
Cash and due from banks	$1,660,333	$1,660,333
Federal funds sold	17,499,000	17,499,000
Nonmarketable equity securities	82,700	82,700
Loans receivable, gross	115,703,631	113,993,858
Accrued interest receivable	444,386	444,386
Financial Liabilities
Demand deposit, interest-bearing transaction, and savings accounts	$13,015,591	$13,015,591
Certificates of deposit and other time deposits	93,956,711	93,457,526
Accrued interest payable	1,197,586	1,197,586

NOTE 17 — COMMUNITYSOUTH BANCSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for CommunitySouth Bancshares, Inc. (Parent Company only).

Condensed Balance Sheets

	December 31,
	2005	2004
Assets
Cash	$7,425,914	$28,811,921
Restricted cash	-	829,345
Investment in the Bank	19,435,016	-
Fixed assets	1,444,910	48,553
Other assets	124,837	138,738

Total assets	$28,430,677	$29,828,557

Liabilities and shareholders' equity
Subscriptions to be refunded	$-	$829,345
Other liabilities	144,367	15,092
Shareholders' equity	28,286,310	28,984,120

Total liabilities and shareholders' equity	$28,430,677	$29,828,557

Condensed Statements of Operations
For the year ended December 31, 2005 and
for the period March 20, 2004 (inception) through December 31, 2004

	2005	2004
Income	$631,087	$32,670
Expenses	37,364	561,543

Income (loss) before income taxes and equity in
undistributed losses of the Bank	593,723	(528,873)
Equity in undistributed losses of the Bank	(1,064,984)	-

Net loss before taxes	(471,261)	(528,873)
Income tax expense	144,366	-

Net loss	$(615,627)	$(528,873)

Condensed Statements of Cash Flows
For the year ended December 31, 2005 and
for the period March 20, 2004 (inception) through December 31, 2004

	2005	2004
Cash flows from operating activities
Net loss	$(615,627)	$(528,873)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Increase in other assets	13,901	(138,738)
Equity in undistributed losses of the Bank	1,064,984	-
Increase in other liabilities	129,275	15,092

Net cash provided by (used in) operating activities	592,533	(652,519)

Cash flows from investing activities
Purchase of property and equipment	(1,396,357)	$(48,553)
Decrease in restricted cash	829,345	-
Purchase of Bank stock	(20,500,000)	-

Net cash used in operating activities	(21,067,012)	(48,553)

Cash flows from financing activities
Refund of subscriptions	(829,345)	-
Additional stock offering costs	(82,183)	-
Net proceeds from sale of stock	-	29,512,993

Net cash provided by (used in) financing activities	(911,528)	29,512,993

Net increase (decrease) in cash and cash equivalents	(21,386,007)	28,811,921
Cash and cash equivalents, beginning of period	28,811,921	-

Cash and cash equivalents, end of period	$7,425,914	$28,811,921

Leadership

One of CommunitySouth’s greatest strengths is the depth of experience of our executives who guide the company’s strategic and day-to-day operations. With over 100 years of collective banking and financial industry experience, each member of the board and executive management team provides the highest level of leadership and expertise.

Board of Directors
CommunitySouth Bancshares, Inc. and CommunitySouth Bank & Trust
[Photographs of each Director]

C. Allan Ducker, III	David A. Miller	Daniel E. Youngblood	Dave W. Edwards
Chief Executive Officer	President	Chairman	Vice Chairman
CommunitySouth	CommunitySouth	Owner of Youngblood	Owner Dave
		Development Corp.	Edwards Toyota
D. Larry Brotherton, Ph.D	G. Dial Dubose	R. Wesley Hammond	Arnold J. Ramsey
Owner	Vice President	President	Owner
Ortec, Inc.	Town & Country Realty	HBJ Home Furnishings	Ramsey Appraisal Service
of Easley, Inc.
W. Michael Riddle, D.D.S	Joanne M. Rogers	B. Lynn Spencer	J. Neal Workman, Jr.
Oral and Maxillofacial	President	Broker	Owner
Surgeon	Lakeview Partners and	Spenser/Hines Properties	Trehel Corporation
Palmetto Storage

Executive Management
CommunitySouth Bancshares, Inc. and CommunitySouth Bank & Trust
[Photograph of each Executive Management]

John W. Hobbs	C. Allan Ducker, III	David A. Miller
Chief Financial Officer	Chief Executive Officer	President

CORPORATE INFORMATION

CORPORATE	Jay Davis	WEBSITE & ONLINE BANKING
INFORMATION	Greenwood City Executive	www.communitysouthbankandtrust.com
EXECUTIVE OFFICERS
C. Allan Ducker, III	Tracy Martin	24-HOUR BANK-BY-PHONE
Chief Executive Officer	Easley Branch Manager	800.561.2310
David A. Miller	Darlene Nations	CORPORATE OFFICE
President	Loan Operations Manager	6650 Calhoun Memorial Hwy
Easley, SC 29640
Tel: 864.306.2540
FAX: 864.306.3116
John W. Hobbs	Curt Robinson	COUNSEL
Chief Financial Officer	Spartanburg Branch Manager	Nelson, Mullins, Riley & Scarborough, LLP
104 S. Main Street, Suite 900
Greenville, SC 29601
SENIOR VICE	Sonia Strickland	INDEPENDENT AUDITORS
PRESIDENTS	Mauldin Branch Manager	Elliott Davis, LLC
200 East Broad Street
PO Box 6286
Greenville, SC 29601
Tom Hale	Sandy Upton	STOCK TRANSFER AGENT
Senior Credit Officer	Mortgage Division Manager	Registrar and Transfer Company
10 Commerce Drive
	BRANCH LOCATIONS	Cranford, NJ 07016
Jeff Kirby	Main Office	FORM 10-KSB
Easley City Executive	6650 Calhoun Memorial Hwy.	Copies of CommunitySouth’s Form 10-KSB are
	Easley, SC 29640	available upon written request to:
	Tel: 864.306.2540	Shareholder Relations
	Fax: 864.306.3116	CommunitySouth Bancshares, Inc.
PO Box 2849
Easley, SC 29641
Wayne McKinney	Spartanburg Office	ANNUAL MEETING
Spartanburg City Executive	531 East Main Street	The Annual Meeting of Shareholders
	Spartanburg, SC 29302	will be held on May 16, 2006 at 11:00
	Tel: 864.573.6347	a.m. at the Marriott Hotel 1 Parkway
	Fax: 864.573.6459	East, Greenville, South Carolina
Dwayne Stickler	Mauldin Office
Mauldin City Executive	787-G East Butler Road
Mauldin, SC 29662
Tel: 864.272.0825
Fax: 864.272.0829
VICE PRESIDENTS	Greer Office coming soon
518 W Wade Hampton Blvd.
Greer, SC 29650
Barbra Anderson	Anderson Office coming soon
Marketing Director	1510 North Main Street
Anderson, SC 29621

We know what’s important to you.

www.communitysouthbankandtrust.com

CommunitySouth Bancshares, Inc.6650
Calhoun Memorial Highway

Easley, SC

29640864.306.2540

Member FDICEqual
Housing Lender

[Logo Insert]