Form 10KSB, Exhibit 13
period 2006-12-31
CommunitySouth Bancshares Inc
filed 2007-03-30
CIK 1295879

Exhibit 13

2006 Annual Report

CommunitySouth Bancshares, Inc.

[Image of corporate headquarters, image of executive management team, image of family in front of house, image of car]

There is value in the unusual.

[CommunitySouth logo]
Banking Unusual!

2006 Annual Report

Mission Statement

The mission of CommunitySouth Bank & Trust is to be the most customer centered, premier financial services provider in the Upstate banking market in order to enhance shareholder value and promote the welfare of our employees and the communities we serve.

Contents
Letter to Shareholders	2
A Growth Company	6
Unusual Fan Mail	7
CommunitySouth in the News	8
Selected Financial Data	10
Management's Discussion and Analysis of
Financial Condition and Results of Operations,
Consolidated Financial Statements and Notes	12
Leadership	45
Corporate Information	47

Unusually Convenient Office Locations>
Growing in the right directions

[Branch map]

[Office Photo]
Easley Headquarters
6602 Calhoun Memorial Hwy
Easley, SC 29640

[Branch Photo]
Mauldin
787 East Butler Road
Mauldin, SC 29662

[Branch Photo]
Spartanburg
531 East Main Street
Spartanburg, SC 29302

[Branch Photo]
Anderson
1510 North Main Street
Anderson, SC 29621

[Branch Photo]
Greer
530 W. Wade Hampton Boulevard
Greer, SC 29650

[Photo of Executive Management Team with Board Chairman]

To Our Shareholders, Customers, and Friends:

As we complete our second year of operation, the Management and Board of Directors of CommunitySouth Bancshares, Inc. and its wholly owned subsidiary, CommunitySouth Bank & Trust, take extraordinary pride in presenting our results for 2006.

It is hard to believe that in only two short years we have amassed $248 million in assets, achieved net income of $1.2 million and became cumulatively profitable, opened five full-service branches across the Upstate of South Carolina and a full-service mortgage division, listed our stock on the Over the Counter Bulletin Board under the symbol CBSO, and most importantly, increased shareholder value 131% since we began operations, based upon the closing price of our stock as of December 31, 2006.

The theme of our 2006 annual report is There is Value in the Unusual. This theme is in concert with our new tagline Banking Unusual!, which is a key component of our overall branding strategy. We believe that Banking Unusual! describes exactly who we are, how we do business, and the quality results we have delivered to our shareholders.

Unusually Strong Financial Results

Our strategy is based on franchise and earnings growth. Our accomplishments in 2006 and since we began operations are evidence that we have been extremely successful in striking the right balance between these two goals. Financially we continued to make great strides in 2006.

Highlights included:

•	Net income of $1.2 million, or $0.22 per diluted share, compared to a net loss of $615,600, or $0.13 per diluted share, for the previous year, our first year of operation.

•	The Bank was cumulatively profitable at December 31, 2006.

•	Total assets exceeded $248 million, an 81% increase.

•	Total loans grew 88% to $217.7 million.

•	Total deposits grew 103% to $217.0 million.

•	Return on average assets of 0.59%, compared to a loss of 0.77% for the previous year, our first year of operation.

•	Return on average shareholder equity of 4.08%, compared to a loss of 2.24% for the previous year, our first year of operation.

•	Strong asset quality with only 0.13% adversely classified assets and no 90 day delinquencies at year-end.

•	CommunitySouth Bancshares, Inc. Board of Directors declared a five-for-four stock split.

•	Split adjusted stock price grew from $12.16 per share at December 31, 2005 to $14.80 per share at December 31, 2006, an increase of 21.7%.

[Photo of Spartanburg branch ribbon cutting ceremony; Spartanburg Customer Service Representatives Tammy Byars and Melissa Nolen; CommunitySouth Easley employees; CommunitySouth’s redesigned website]

CommunitySouth’s financial performance has been unusually strong compared to peer banks. According to fourth quarter 2006 data supplied by SNL Financial, the leading financial information provider for the financial services industry, CommunitySouth ranked third in asset size and third in 2006 net income among the 31 banks nationwide that also opened in the first quarter of 2005.

We think you will agree that to achieve asset growth of 81%, net income of $1.2 million, and become cumulatively profitable in only our second year of operation is without a doubt highly unusual performance for a de novo bank.

Unusual Growth in Market Presence

At our annual strategic planning session, your Board of Directors confirmed our strategy of growth in the Upstate region. Our plan is to grow through the acquisition of new customers, deepening existing customer relationships, and capitalizing on the growth, economic development, and favorable demographics of our market area.

To this end, we opened three additional branches during 2006; Spartanburg in January, Anderson in July, and Greer in November. This investment in facilities, along with our future expansion plans, emphasizes our commitment to Upstate market penetration and franchise growth. This aggressive expansion has resulted in branch offices in the four largest counties in the market (Greenville (2), Spartanburg, Anderson, and Pickens), leading to an increased share of the $16.5 billion Upstate deposit market. In just one year, our deposit market share increased from 0.42% at June 30, 2005 to 1.07% at June 30, 2006. This growth is certainly unusually strong for a two-year-old de novo institution.

Our Unusually Strong Team

The heart and soul of any community bank is its people. In this regard, much of our success can be directly attributed to our officers and employees.

As we mentioned in last year’s report, to be a part of one of the fastest growing community banks in the country takes an unusual combination of teamwork, dedication, professionalism, and a level of flexibility not normally seen in today’s working environment. Our associates continue to exemplify these qualities in spite of the challenges that inevitably accompany rapid growth, such as technological changes, workload, and regulatory demands. We would like to take this opportunity to acknowledge the outstanding performance of our associates. Their productivity, energy and enthusiasm are our competitive advantage.

[Clockwise from left: President David Miller with customers Ed and Paul Patterson of Cherokee Masonry; CEO Allan Ducker with customer Tim Kerns of Tremont Church of God; City Executive Dwayne Stickler with customer Dr. Anne Tuggle of Families First Family Medicine; Allan Ducker and City Executive Jeff Kirby with customer Randy Stone of Carolina Gas Piping.]

Delivering an Unusual Customer Experience
What makes the CommunitySouth customer experience unusual? It is being greeted by your second step in the lobby. It is being treated to our free signature refreshment center, featuring freshly baked cookies, soft drinks, coffee, and more. It is always reaching a courteous, knowledgeable, local person at the end of the phone line. It is knowing that if you get your deposit in at 6 pm, you will still receive same day credit. It is the peace of mind in knowing that when you’re traveling, you can visit any ATM in the country and access your account free of charge. It is knowing that your loan request or service issue will be handled in a prompt manner by an empowered local banker. And for our business customers, it’s knowing that we can bring the bank to you with our free business courier service.

Our number one corporate goal has always been and always will be excellence in customer service. Execution of our customer service strategies is a key factor to our continued success. Through the continuous development of different employee recognition and incentive programs, and ongoing training, education and motivation initiatives, we continue to enhance our customer service culture. We are proud to report that based on our recent customer satisfaction surveys, 98% of our customers rated our service superior or very good, while 99% of customers surveyed said they would recommend CommunitySouth to family and friends. This is a key statistic, as we consider our customers an integral component of our sales force. Our commitment to providing unusually great customer service is what sets us apart from the competition.

Unusually Progressive with Innovative Products and Services
A key component of delivering excellent customer service is providing the banking services our customers need to achieve their financial goals. We are constantly developing products and services to more effectively meet the changing needs of our customers. During 2006, we launched several new products and services, including remote deposit, money market sweep accounts, CommunitySouth at Work, health savings accounts, and a revised shareholder banking package.

Thus far, we have emphasized a strategy targeting small to medium-sized businesses because these customers are often underserviced by larger institutions and are a perfect fit for CommunitySouth. In 2006 we created a Commercial Deposit Specialist position designed to cater to this segment of our customer base. This position is responsible for obtaining new customers and expanding existing relationships with a focus on our commercial deposit, cash management and payment products.

[Chart of total assets]

There is Value in the Unusual
It is clear that your Company continued to achieve highly unusual results in 2006, translating into increased shareholder value. While this was a tremendous year for CommunitySouth, 2007 brings many challenges such as an inverted yield curve and resulting margin pressure, regulatory scrutiny, and a very competitive landscape.

However, times of challenge also bring times of opportunity. We believe our Company is well positioned to meet the challenges and seize the opportunities that lie ahead by a continued focus on our strategic vision. Our strategy combines an intense customer-focused business model with continued loan growth, a quality credit culture, increased core deposit funding and providing innovative products and services that one would typically expect to find at a much larger institution.

In closing, all of us at CommunitySouth are deeply grateful for the results we achieved in 2006, and are firmly committed to meeting the challenges ahead. We would like to thank you, our shareholders, customers, and friends for your support and for sharing the CommunitySouth vision. Without a doubt, there is value in the unusual at CommunitySouth.

As always, your questions and comments are welcome.

Sincerely,

Daniel E. Youngblood
Chairman of the Board

C. Allan Ducker, III
Chief Executive Officer

David A. Miller
President

John W. Hobbs
Chief Financial Officer

A Growth Company – OTCBB: CBSO

Chart
Total Loans/Deposits ($ Millions)
(unaudited)

Chart
Net Income ($ Thousands)
(unaudited)

Chart
Earnings Per Share (Diluted)
(unaudited)

Chart
Stock Price (Split Adjusted)
(unaudited)

Unusual Fan Mail!
Listen to what our customers are saying

CommunitySouth is a different kind of bank. And one of the main differences is our unsurpassed customer service. We greet you by your second step in the lobby. Live people in local branches answer your telephone calls. Customers are called by name and thanked for their business, and much more!

We also distribute customer satisfaction surveys to ensure we are exceeding our customer’s expectations. 98% of customers rate our service as excellent or very good. 99% said they would refer a friend or family member to CommunitySouth.

“I think you are the best bank out there! I love your bank.”

“For someone to say I want to earn your business, then actually do it is another thing! Great job!"

“I’ve only been in the bank two or three times and they already know my name! Very cool!"

“My mother recommended CommunitySouth to me, and we both agree it is the friendliest and most efficient bank we’ve come across!"

“I have never seen a bank with so many friendly people. Great people to work with.”

“CommunitySouth has done a great job of making banking enjoyable!"

“I LOVE the fact that I get a live person and not an automated system when calling CommunitySouth.”

“Wonderful! Best banking experience ever!"

CommunitySouth in the News
Unusually good news travels fast

CommunitySouth’s focus on creating an exceptional customer experience has fueled our growth and helped set a new standard for community banks in the Upstate region. In addition to prompting unusual fan mail from our customers, our unusually good service initiatives and unusually strong financial performance has the local media talking.

[Photos of newspaper and magazine articles]

Selected Financial Data

The following selected financial data for the years ended December 31, 2005 and 2006 and for the period March 20, 2004 (inception) to December 31, 2004 was derived from the consolidated financial statements and other data of CommunitySouth Bancshares, Inc. and subsidiary (the “Company”). The selected financial data should be read in conjunction with the consolidated financial statements of the Company, including the accompanying notes, included elsewhere herein.

On January 16, 2006, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2005. On January 16, 2007, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2006. All share and per share data has been adjusted for all periods prior to the splits.

	2006	2005	2004
(Dollars in thousands except per share data)
Income Statement Data:
Interest income	$14,685	$4,985	$33
Interest expense	7,281	1,863	-

Net interest income	7,404	3,122	33
Provision for loan losses	(1,532)	(1,558)	-

Net interest income after provision for loan losses	5,872	1,564	33

Noninterest income	842	321	-
Noninterest expense	5,197	2,680	562

Income (loss) before income taxes	1,517	(795)	(529)

Income tax expense (benefit)	360	(179)	-

Net income (loss)	$1,157	$(616)	$(529)

Balance Sheet Data (period end):
Assets	$248,273	$136,826	$29,829
Earning assets	239,076	134,946	29,641
Securities (1)	371	83	-
Loans (2)	217,664	115,704	-
Allowance for loan losses	3,091	1,558	-
Deposits	217,031	106,972	-
Shareholders’ equity	29,695	28,286	28,984

Per-Share Data:
Basic net income (loss)	$0.25	$(0.13)	$(0.11)
Diluted net income (loss)	0.22	(0.13)	(0.11)
Book value (period end)	6.32	6.04	6.19

Return on Equity and Assets:
Return on average assets	0.59%	(0.77)%
Return on average equity	4.08%	(2.24)%
Average equity to average assets ratio	14.53%	34.55%

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

These forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

•	our rapid growth to date and short operating history;
•	significant increases in competitive pressure in the banking and financial services industries;
•	changes in the interest rate environment which could reduce anticipated or actual margins;
•	changes in political conditions or the legislative or regulatory environment;
•	general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
•	changes occurring in business conditions and inflation;
•	changes in technology;
•	changes in monetary and tax policies;
•	the lack of seasoning of our loan portfolio, especially given our rapid loan growth;
•	the level of allowance for loan losses;
•	the rate of delinquencies and amounts of charge-offs;
•	adverse changes in asset quality and resulting credit risk-related losses and expenses;
•	loss of consumer confidence and economic disruptions resulting from terrorist activities;
•	changes in the securities markets; and
•	other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

A copy of the our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission, which contains a discussion of certain risks and uncertainties that could affect our forward-looking statements, will be sent to any stockholder without charge upon written request to: CommunitySouth Bancshares, Inc., Attn: John W. Hobbs, Chief Financial Officer, 6602 Calhoun Memorial Highway, Easley, South Carolina 29640.

Market for Common Stock and Dividends

        Since March 15, 2006, our common stock has been quoted on the OTC Bulletin Board under the symbol “CBSO.” Quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not represent actual transactions. Because we were not approved for quotation until March 2006, meaningful stock price data is unavailable for the year 2005. During 2005, management is aware of a few transactions in which our common stock traded in the split adjusted price range of $11.20 to $15.20 per share. However, management has not ascertained that these transactions are the result of arm’s length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of our common stock.

        The following is a summary of the high and low bid prices for our common stock reported by the OTC Bulletin Board for the periods indicated (the bids prices have been adjusted for all stock splits):

2006	High	Low
First Quarter	$15.60	$15.20
Second Quarter	17.60	13.60
Third Quarter	14.40	12.00
Fourth Quarter	15.36	10.80

        As of March 23, 2007, there were 4,698,697 shares of common stock outstanding held by approximately 1,013 shareholders of record.

        We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay dividends depends on the ability of our subsidiary, CommunitySouth Bank & Trust, to pay dividends to us. As a South Carolina state bank, CommunitySouth Bank and Trust may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock unless its surplus equals or exceeds its stated capital. At December 31, 2006, the banks surplus exceeded its stated capital by $105,369.

COMMUNITYSOUTH BANCSHARES, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

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

General

CommunitySouth Bancshares, Inc. is a bank holding company headquartered in Easley, South Carolina. Its subsidiary, CommunitySouth Bank and Trust (the “Bank”), opened for business on January 18, 2005. The principal business activity of the Bank is to provide banking services to domestic markets, principally in the upstate of South Carolina. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation. The Company completed an initial public offering of its common stock in which it sold a total of 4,681,069 shares at $6.40 per share as adjusted for all previous stock splits. Proceeds of the offering were used to pay organizational costs and provide the initial capital for the Bank.

Overview

The following discussion describes our results of operations for the years ended December 31, 2005 and 2006 and also analyzes our financial condition as of December 31, 2005 and 2006. Because our bank opened for business on January 18, 2005, a comparison of the year ended December 31, 2005 to the year ended December 31, 2004 is not meaningful. Until January 2005, our principal activities related to our organization, the conducting of our initial public offering, the pursuit of approvals from the State Board of Financial Institutions for our application to charter the bank, the pursuit of approvals from the Federal Reserve to become a bank holding company, and the pursuit of approvals from the FDIC for our application for insurance of the deposits of the bank. We received approval from the FDIC, Federal Reserve Board (“Federal Reserve”), and the State Board of Financial Institutions in January 2005, and commenced business on January 18, 2005.

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

Results of Operations

Results of operations are only presented for the years ended December 31, 2006 and 2005 since the Bank opened for business on January 18, 2005.

Net interest income increased $4.3 million, or 137.2%, to $7.4 million in 2006, up from net interest income of $3.1 million in 2005. The primary component of interest income in 2006 was interest on loans, including fees, of $13.6 million, as compared to $4.5 million in 2005. The increase in net interest income was due primarily to an increase in average earning assets, which increased by $114.1 million, or 153.0%, in 2006 due to continued growth in the loan portfolio during this second year of operation.

The Company’s net interest spread and net interest margin were 3.05% and 3.93% in 2006, compared to 2.76% and 4.18% in 2005, respectively. Yields on average earning assets increased from 6.68% in 2005 to 7.79% in 2006. Rates on average interest bearing liabilities increased from 3.92% in 2005 to 4.74% in 2006. These increases of rates on the asset and liability side of the balance sheet resulted in a net increase in net interest spread of 0.29%. The net interest margin, however, declined by 0.25% due to the increased leveraging of our capital. Average shareholder equity was 58% of average interest bearing liabilities in 2005 and 18% of average interest bearing liabilities in 2006.

The provision for loan losses was $1.5 million in 2006, compared to $1.6 million in 2005. The charges to the provision were to maintain the allowance for loan losses at a level sufficient to cover estimated losses inherent in the loan portfolio.

Noninterest income increased $521,608, or 162.5% in 2006, up from noninterest income of $320,902 in 2005. The increase is primarily attributable to an increase in mortgage loan origination fees, which increased $367,639, or 134.0% to $642,066 for the year ended December 31, 2006 due to our increased volume in mortgage loan originations. Service charges on deposit accounts increased $62,000, or 227.5%, to $89,000 in 2006, as compared to service charges on deposit accounts of $27,000 in 2005, due to the increased volume in deposit accounts.

Noninterest expense increased $2.5 million, or 93.9%, to $5.2 million in 2006, compared to noninterest expense of $2.7 million in 2005. Noninterest expense increased in all categories as a result of our continued growth. Salaries and employee benefits increased $1.5 million to $2.8 million for the year ended December 31, 2006. This increase is attributable to normal pay increases, hiring of additional staff to meet the needs associated with our growth, including the opening of three full service branches in 2006, and incentive compensation for commercial lenders and branch managers. The company’s efficiency ratio was 63% in 2006 compared to 78% in 2005. The efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets

The Company’s net income was $1,157,000 in 2006, compared to a net loss of $615,627 in 2005. The net income for the year reflects our continued growth, as average earning assets increased from $74.6 million in 2005 to $188.8 million in 2006. Return on average assets during 2006 was 0.59% compared to a negative return of 0.77% in 2005. Net income was after an income tax expense of $360,420 in 2006 and an income tax benefit of $179,035 in 2005, respectively. The income tax expense, or benefit, was based on an effective tax rate of 34%. See Notes 1 and 6 to the consolidated financial statements for additional information about income taxes.

Net Interest Income

General. The largest component of the Company’s net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company’s interest-earning assets and the rates paid on its interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents the Company’s net interest margin. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities.

Average Balances, Income and Expenses and Rates. The following tables set forth, for the years ended December 31, 2006 and 2005, information related to the Company’s average balance sheet and its average yields on earning assets and average costs of interest-bearing liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding earning assets or interest-bearing liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

	2006			2005
	Average	Income/	Yield/	Average	Income/	Yield/
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Earning assets:
Loans (1)	$168,107	$13,644	8.12%	$63,985	$4,544	7.10%
Securities, taxable	330	13	4.03	22	1	3.25
Federal funds sold and other	20,325	1,042	5.12	10,610	440	4.15

Total earning assets	188,762	14,699	7.79%	74,617	4,985	6.68%

Cash and due from banks	2,984			3,605
Premises and equipment	4,031			1,346
Other assets	1,694			679
Allowance for loan losses	(2,294)			(806)

Total assets	$195,177			$79,441

Liabilities
Interest-bearing liabilities:
Federal funds purchased	$-	$-	-	$48	$1	2.34%
Interest-bearing
transaction accounts	3,991	59	1.47%	926	12	1.35
Savings deposits	10,234	363	3.55	2,410	59	2.45
Time deposits	139,535	6,859	4.92	44,090	1,791	4.06

Total interest-bearing liabilities	153,760	7,281	4.74	47,474	1,863	3.92

Demand deposits	11,429			4,102
Accrued interest and other liabilities	1,627			421

Total liabilities	166,816			51,997
Shareholders' equity	28,361			27,444

Total liabilities and
shareholders' equity	$195,177			$79,441

Net interest spread			3.05%			2.76%
Net interest income		$7,418			$3,122

Net interest margin			3.93%			4.18%
_________________
(1)	There were $283,934 of loans in non accrual status as of December 31, 2006 and no loans in nonaccrual status in 2005. The effect of fees collected on loans in 2005 and 2006 totaled $207,645 and $527,248, respectively, and increased the annualized yield on loans by 0.32% from 6.78% for 2005 and 0.32% from 7.80% for 2006. The effect of such fees on the annualized yield on earning assets was an increase of 0.28% from 6.40% in 2005 and 0.28% from 7.51% in 2006. The effect of such fees on net interest spread and net interest margin was an increase of 0.28% and 0.27% from 2.48% and 3.91%, respectively in 2005. The effect on net interest spread and net interest margin was an increase of 0.28% and 0.28% from 2.77% and 3.65%, respectively in 2006.

Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company's interest sensitivity “gap”, which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table sets forth the Company’s interest rate sensitivity at December 31, 2006.

		After Three		Greater
	Within	Through	One	Than
	Three	Twelve	Through	Five
(Dollars in thousands)	Months	Months	Five Years	Years	Total
Assets
Earning assets:
Loans	$115,256	$12,580	$84,378	$5,450	$217,664
Investment securities and Fed Funds	17,925	-	-	371	18,296

Total earning assets	133,181	12,580	84,378	5,821	235,960

Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Demand deposits	5,508	-	-	-	5,508
Savings deposits	13,868	-	-	-	13,868
Time deposits	29,275	139,715	13,881	-	182,871

Total interest-bearing liabilities	48,651	139,715	13,881	-	202,247

Period gap	$84,530	$(127,135)	$70,497	$5,821	$33,713

Cumulative gap	$84,530	$(42,605)	$27,892	$33,713

Ratio of cumulative gap
to total earning assets	35.82%	(18.06%)	11.82%	14.29%

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

The following table sets forth certain information with respect to the Company’s allowance for loan losses and the composition of charge-offs and recoveries for the year ended December 31, 2005 and 2006.

Allowance for Loan Losses

(Dollars in thousands)	2006	2005

Total loans outstanding at end of period	$217,664	$115,704

Average loans outstanding	$168,107	$63,985

Balance of allowance for loan losses at beginning of year	$1,558	$-

Provision for loan losses	1,533	1,558

Balance of allowance for loan losses at end of year	$3,091	$1,558

Allowance for loan losses to period end loans	1.42%	1.35%

Nonperforming Assets

Nonperforming Assets. There were $283,934 of nonaccrual loans at December 31, 2006 and no nonaccrual loans at December 31, 2005. There were no loans past due 90 days or more and still accruing interest, or restructured loans at December 31, 2005 or December 31, 2006.

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

Potential Problem Loans. Potential problem loans are loans that are not included in impaired loans (nonaccrual loans or loans past due 90 days or more and still accruing), but about which management has become aware of information about possible credit problems of the borrowers that causes doubt about their ability to comply with current repayment terms. At December 31, 2006 and December 31, 2005, the Company had not identified any criticized or classified loans through its internal review mechanisms. The results of this internal review process are considered in determining management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income and Expense

Noninterest Income. The largest component of noninterest income was mortgage origination fees which totaled $642,066 and $274,000 for the years ended December 31, 2006 and 2005, respectively.

The following table sets forth the principal components of noninterest income for the years ended December 31, 2005 and 2006.

(Dollars in thousands)
	2006	2005
Mortgage origination fees	$642	$274
Service charges on deposit accounts	89	27
Other income	112	20

Total noninterest income	$843	$321

Noninterest Expense. Salaries and employee benefits comprised the largest component of noninterest expense which totaled $2.8 million and $1.4 million for the years ended December 31, 2006 and 2005, respectively. All of the other categories of noninterest expense totaled $2.4 million and $1.3 million for the years ended December 31, 2006 and 2005, respectively.

The following table sets forth the primary components of noninterest expense for the years ended December 31, 2006 and 2005.

(Dollars in thousands)	2006	2005

Salaries and benefits	$2,845	$1,354
Professional fees	172	104
Advertising	240	201
Office supplies	172	113
Data processing	341	135
Net occupancy	273	149
Depreciation	365	166
Equipment maintenance and rental	57	52
Loan expenses	58	91
Telephone	111	53
Other	563	262

Total noninterest expense	$5,197	$2,680

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Loans also entail greater credit and liquidity risks than most of the Company’s other investments and short-term interest-earning cash and cash equivalents, which management attempts to control and counterbalance. Loans averaged $64.0 million and $168.1 million in 2005 and 2006, respectively. Total loans were $115.7 million and $217.7 million at December 31, 2005 and 2006, respectively.

The following table sets forth the composition of the loan portfolio by category at December 31, 2006 and 2005 and highlights the Company’s general emphasis on mortgage lending.

	2006		2005
	Amount	Percent of	Amount	Percent of
(Dollars in thousands)	Total	Amount	Total	Amount

Real estate - construction	$69,021	31.71%	$35,742	30.89%
Real estate - mortgage	128,709	59.13	68,965	59.60
Commercial and industrial	17,239	7.92	9,082	7.85
Consumer	2,695	1.24	1,915	1.66

Total loans, gross	217,664	100.00%	115,704	100.00%

Allowance for loan losses	3,091		1,558

Net loans	$214,573		$114,146

The largest component of loans in the Company’s loan portfolio is real estate mortgage loans. At December 31, 2005 and 2006, real estate mortgage loans, which consist of first and second mortgages on single or multi-family residential dwellings, loans secured by commercial and industrial real estate and other loans secured by multi-family properties and farmland, totaled $69.0 million and $128.7 million, respectively and represented 59.60% and 59.13%, respectively of the total loan portfolio. In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company’s market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

The demand for residential and commercial real estate loans in the upstate South Carolina market is strong due to the historically low interest rate environment. We would anticipate this demand to slow if interest rates were to rise.

Real estate construction loans totaled $35.7 million and $69.0 million at December 31, 2005 and 2006, respectively. In the context of this discussion, a “real estate construction loan” is defined as any loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company’s market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

Commercial and industrial loans totaled $9.1 million and $17.2 million at December 31, 2005 and 2006, respectively and comprised 7.85% and 7.92%, respectively of the total portfolio. In the context of this discussion, a “commercial and industrial loan” is defined as any loan for a non-consumer purpose, not secured by real estate.

The Company’s loan portfolio also includes consumer loans. At December 31, 2005 and 2006, consumer loans totaled $1.9 million and $2.7 million, respectively and represented 1.66% and 1.24%, respectively of the total loan portfolio.

The Company’s loan portfolio reflects the diversity of its upstate South Carolina market. The Company’s offices are located in Easley, Spartanburg, Mauldin, Greer and Anderson, South Carolina. Management expects the area to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company’s loans maturing within specified intervals at December 31, 2006 and 2005.

		Over One
2006		Year
	One Year	Through	Over
(Dollars in thousands)	or Less	Five Years	Five Years	Total

Real estate - construction	$38,797	$27,406	$2,818	$69,021
Real estate - mortgage	28,676	86,726	13,307	128,709
Commercial and industrial	7,215	9,579	445	17,239
Consumer	740	1,292	663	2,695

	$75,428	$125,003	$17,233	$217,664

Loans maturing after one year with:
Fixed interest rates				$101,126
Floating interest rates				41,110

				$142,236

		Over One
2005		Year
	One Year	Through	Over
(Dollars in thousands)	or Less	Five Years	Five Years	Total

Real estate - construction	$17,359	$18,383	$-	$35,742
Real estate - mortgage	16,105	48,692	4,168	68,965
Commercial and industrial	4,349	4,321	412	9,082
Consumer	786	438	691	1,915

	$38,599	$71,834	$5,271	$115,704

Loans maturing after one year with:
Fixed interest rates				$37,774
Floating interest rates				39,331

				$77,105

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

Investment Securities. The investment securities portfolio is also a component of the Company’s total earning assets. Total securities averaged $329,885 and $23,000 in 2006 and 2005, respectively. At December 31, 2006 and 2005, the total securities portfolio was $370,800 and $82,700, respectively. Securities were primarily non-marketable equity investments recorded at their cost.

The following table sets forth the fair value of the securities held by the Company at December 31, 2006 and 2005.

(Dollars in thousands)	2006	2005
Nonmarketable equity securities	$271	$83
Marketable equity securities	100	-

Total investment securities	$371	$83

Short-Term Investments. Short-term investments, which consist primarily of federal funds sold, averaged $20.3 million and $10.6 million in 2006 and 2005, respectively with a weighted average yield of 5.12% and 4.15% in 2006 and 2005, respectively. These funds are an important source of the Company’s liquidity. Federal funds are generally invested in an earning capacity on an overnight basis. At December 31, 2006 and 2005, federal funds were $17.9 million and $17.5 million at an overnight rate of 5.12% and 3.95%, respectively. The maximum outstanding balance of federal funds sold at any month end during the years 2006 and 2005 was $30.3 million and $29.3 million, respectively.

Deposits

General. Average interest-bearing liabilities totaled $153.8 million and $47.5 million in 2006 and 2005, respectively. Average total deposits totaled $165.2 million and $51.5 million during 2006 and 2005, respectively. At December 31, 2006 and 2005 total deposits were $217.0 million and $107.0 million, respectively.

The following table sets forth the average deposits of the Company by category for the year ended December 31, 2006 and 2005.

	2006		2005
(Dollars in thousands)	Amount	Average Rate	Amount	Average Rate

Noninterest bearing demand	$11,429	-%	$4,102	-%
Interest bearing demand	3,991	1.47	926	1.35
Savings	10,234	3.55	2,410	2.45
Time	139,535	4.92	44,090	4.06

Total	$165,189		$51,528

The following table sets forth the deposits of the Company by category as of December 31, 2006 and 2005.

	2006		2005
		Percent of		Percent of
(Dollars in thousands)	Amount	Average Rate	Amount	Average Rate

Noninterest bearing demand	$14,784	6.81%	$6,706	6.27%
Interest bearing demand	5,508	2.54	2,025	1.89
Savings	13,868	6.39	4,284	4.00
Time deposits less than $100	64,457	29.70	15,698	14.68
Time deposits of $100 or over	46,606	21.47	17,897	16.73
Brokered deposits	71,808	33.09	60,362	56.43

Total deposits	$217,031	100.00%	$106,972	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more and brokered deposits, provide a relatively stable funding source for the Company’s loan portfolio and other earning assets. The Company’s core deposits were $98.6 million and $28.7 million at December 31, 2006 and 2005, respectively, or 45.44% and 26.84%, respectively of total deposits. Certificates of deposit of $100,000 or more and brokered deposits are not considered core deposits because their retention can be expected to be heavily influenced by rates offered at renewal. Due to the developed national market for certificates of deposit, we anticipate being able to either renew or replace these deposits when they renew; however, no assurance can be given that we will be able to replace them with deposits with the same terms.

Deposits have been a primary source of funding. Management anticipates that deposits will continue to be the Company’s primary source of funding in the future. The Company’s loan-to-deposit ratio was 100% and 108% at December 31, 2006 and 2005, respectively. The maturity distribution of the Company’s time deposits of $100,000 or over at December 31, 2006 and 2005, is set forth in the following table.

Maturities of Certificates of Deposit of $100,000 or More (Including Brokered Deposits)

December 31, 2006			After Six
		After Three	Through	After
	Within Three	Through Six	Twelve	Twelve
(Dollars in thousands)	Months	Months	Months	Months	Total

Certificates of deposit of $100,000 or more	$22,282	$50,247	$40,762	$5,123	$118,414

Approximately and 19% of the Company’s time deposits of $100,000 or over had scheduled maturities within three months, and 96% had maturities within twelve months as of December 31, 2006.

December 31, 2006			After Six
		After Three	Through	After
	Within Three	Through Six	Twelve	Twelve
(Dollars in thousands)	Months	Months	Months	Months	Total

Certificates of deposit of $100,000 or more	$6,600	$34,394	$34,812	$2,453	$78,259

Approximately and 8% of the Company’s time deposits of $100,000 or over had scheduled maturities within three months, and 97% had maturities within twelve months as of December 31, 2005. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Capital

The Federal Reserve and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. The Federal Reserve guidelines contain an exemption from the capital requirements for “small bank holding companies.” On February 27, 2006, the Federal Reserve approved a new rule expanding the definition of a “small bank holding company.” The new definition will include bank holding companies with less than $500 million in total assets. Bank holding companies will not qualify under the new definition if they (i) are engaged in significant non-banking activities either directly or indirectly through a subsidiary, (ii) conduct significant off-balance sheet activities, including securitizations or managing or administering assets for third parties, or (iii) have a material amount of debt or equity securities (including trust preferred securities) outstanding that are registered with the SEC. The new rule was effective on March 30, 2006. Although the Company has less than $500 million in assets, it is unclear at this point whether it will otherwise meet the requirements for qualifying as a “small bank holding company.” According to the Federal Reserve, the revision of the criterion to exclude any bank holding company that has outstanding a material amount of SEC-registered debt or equity securities reflects the fact that SEC registrants typically exhibit a degree of complexity of operations and access to multiple funding sources that warrants excluding them from the new policy statement and subjecting them to the capital guidelines.   In the adopting release for the new rule, the Federal Reserve stated that what constitutes a “material” amount of SEC-registered debt or equity for a particular bank holding company depends on the size, activities and condition of the relevant bank holding company.  In lieu of using fixed measurable parameters of materiality across all institutions, the rule provides the Federal Reserve with supervisory flexibility in determining, on a case-by-case basis, the significance or materiality of activities or securities outstanding such that a bank holding company should be excluded from the policy statement and subject to the capital guidelines. Prior to adoption of this new rule, our holding company was not subject to these capital guidelines, as it had less than $150 million in assets at the time. Until the Federal Reserve provides further guidance on the new rules, it will be unclear whether our holding company will be subject to the exemption from the capital requirements for small bank holding companies. Regardless, our Bank is “well capitalized” under these minimum capital requirements as set per bank regulatory agencies.

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

The Bank exceeded the regulatory capital requirements at December 31, 2006 and 2005 as set forth in the following table.

Analysis of Capital and Capital Ratios

(Dollars in thousands)	2006	2005
Tier 1 capital	$27,528	$19,044
Tier 2 capital	2,993	1,558

Total qualifying capital	$30,521	$20,602

Risk-adjusted total assets (including off-balance-sheet exposures)	$239,344	$125,021

Tier 1 risk-based capital ratio	11.50%	15.24%
Total risk-based capital ratio	12.75%	16.49%
Tier 1 leverage ratio	11.49%	15.28%

Off-Balance Sheet Risk

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank’s customers at predetermined interest rates for a specified period of time. At December 31, 2006 and 2005, the Bank had issued commitments, including standby letters of credit, to extend credit of $40.7 million and $25.0 million, respectively through various types of commercial lending arrangements.

The following table sets forth the length of time until maturity for unused commitments to extend credit at December 31, 2006 and 2005.

		After One	After Three
December 31, 2006		Through	Through		Greater
	Within One	Three	Twelve	Within One	Than
(Dollars in thousands)	Month	Months	Months	Year	One Year	Total

Unused commitments to extend credit	$1,224	$1,677	$10,527	$13,428	$24,500	$37,928
Standby letters of credit	321	-	2,414	2,735	45	2,780

	$1,545	$1,677	$12,941	$16,163	$24,545	$40,708

Approximately $23.5 million of these commitments to extend credit had variable rates.

		After One	After Three
December 31, 2006		Through	Through		Greater
	Within One	Three	Twelve	Within One	Than
(Dollars in thousands)	Month	Months	Months	Year	One Year	Total

Unused commitments to extend credit	$86	$812	$7,683	$8,581	$13,676	$22,257
Standby letters of credit	239	-	2,521	2,760	-	2,760

	$325	$812	$10,204	$11,341	$13,676	$25,017

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

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Its significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2006, included in this Annual Report to Shareholders, and as filed with the Company’s Annual Report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies. The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

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

Elliott Davis

To the Stockholders and Board of Directors
CommunitySouth Bancshares, Inc. and Subsidiary
Easley, South Carolina

        We have audited the accompanying consolidated balance sheets of CommunitySouth Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CommunitySouth Bancshares, Inc. and Subsidiary as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis LLC

Greenville, South Carolina
March 27, 2007

COMMUNITYSOUTH BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
Assets
Cash and cash equivalents
Cash and due from bank	$3,116,070	$1,660,333
Federal funds sold	17,925,000	17,499,000

Total cash and cash equivalents	21,041,070	19,159,333
Other investments, at cost	370,800	82,700
Loans, net	214,573,046	114,145,631
Accrued interest receivable	1,177,802	444,386
Property and equipment, net	4,743,166	2,658,128
Bank owned life insurance	5,004,758	-
Other assets	1,362,641	336,143

Total assets	$248,273,283	$136,826,321

Liabilities and Shareholders’ Equity

Liabilities
Deposits
Noninterest bearing	$14,784,450	$6,706,055
Interest bearing	202,246,738	100,266,247

Total deposits	217,031,188	106,972,302
	~~	~~
Accrued expense	100,330	202,393
Accrued interest payable	1,425,106	1,197,586
Other liabilities	21,704	167,730

Total liabilities	218,578,328	108,540,011

Commitments and Contingencies	-	-

Shareholders’ Equity
Preferred stock, par value $.01 per share
10,000,000 shares authorized, no shares issued	-	-
Common stock, par value $.01 per share
10,000,000 shares authorized; 4,697,697 and 4,681,069 issued
and outstanding at December 31, 2006 and December 31, 2005	46,982	46,811
Additional paid-in capital	29,635,453	29,383,999
Retained earnings (deficit)	12,520	(1,144,500)

Total shareholders' equity	29,694,955	28,286,310

Total liabilities and shareholders' equity	$248,273,283	$136,826,321

26

COMMUNITYSOUTH BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2006	2005
Interest income
Interest and fees on loans	$13,643,910	$4,544,194
Interest and dividends on investments	1,041,379	440,849

Total interest income	14,685,289	4,985,043

Interest expense - deposits	7,281,015	1,862,899

Net interest income	7,404,274	3,122,144

Provision for loan losses	1,532,500	1,558,000

Net interest income after provision for loan losses	5,871,774	1,564,144

Noninterest income
Mortgage origination fees	642,066	274,427
Other	200,444	46,475

Total noninterest income	842,510	320,902

Noninterest expense
Salaries and benefits	2,844,483	1,353,659
Professional fees	172,228	104,412
Advertising	239,865	200,541
Supplies	172,364	113,298
Data processing	341,369	135,448
Occupancy	272,919	149,008
Depreciation	365,122	166,310
Equipment maintenance and rental	56,662	52,054
Loan expenses	57,507	90,791
Telephone	111,272	52,506
Other	563,053	261,681

Total noninterest expense	5,196,844	2,679,708

Income (loss) before income taxes	1,517,440	(794,662)

Income tax expense (benefit)	360,420	(179,035)

Net income (loss)	$1,157,020	$(615,627)

Earnings (loss) per share (1)
Basic	$.25	(.13)

Diluted	$.22	$(.13)

Weighted average basic shares outstanding (1)	4,686,807	4,681,069

Weighted average diluted shares outstanding (1)	5,144,536	4,681,069

(1)    Adjusted for 5-for-4 stock splits effective January 16, 2006 and January 16, 2007.

The accompanying notes are an integral part of the consolidated financial statements

COMMUNITYSOUTH BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2006 and December 31, 2005

				Retained	Total
	Common Stock (1)		Additional	Earnings	Shareholders’
	Shares	Amount	Paid-in Capital	(Deficit)	Equity

Balance at December 31, 2004	4,681,069	$46,811	$29,466,182	$(528,873)	$28,984,120

Net loss	-	-	-	(615,627)	(615,627)

Additional offering costs	-	-	(82,183)	-	(82,183)

Balance at December 31, 2005	4,681,069	46,811	29,383,999	(1,144,500)	28,286,310

Net income	-	-	-	1,157,020	1,157,020

Stock based compensation	-	-	140,400	-	140,400

Cash paid for fractional shares	(417)	-	(1,102)	-	(1,102)

Stock options exercised	17,045	171	112,156	-	112,327

Balance at December 31, 2006	4,697,697	$46,982	$29,635,453	$12,520	$29,694,955

(1)     Adjusted for 5-for-4 stock splits effective January 16, 2006 and January 16, 2007.

The accompanying notes are an integral part of the consolidated financial statements

COMMUNITYSOUTH BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005
Operating activities
Net income (loss)	$1,157,020	$(615,627)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	1,532,500	1,558,000
Stock based compensation	140,400	-
Depreciation and amortization	365,122	166,310
Deferred income tax benefit	(412,072)	(339,148)
Increase in accrued interest receivable	(733,416)	(444,386)
Increase in accrued interest payable	227,520	1,197,586
Increase (decrease) in accrued expenses	(102,063)	202,393
Decrease (increase) in other assets	(614,426)	141,743
Increase (decrease) in other liabilities	(146,026)	152,638

Net cash provided by operating activities	1,414,559	2,019,509

Investing activities
Decrease in restricted cash	-	829,345
Purchase of bank owned life insurance	(5,004,758)	-
Net increase in loans outstanding	(101,959,915)	(115,703,631)
Purchase of investments and FHLB stock	(288,100)	(82,700)
Purchase of property and equipment	(2,450,160)	(2,775,885)

Net cash used in investing activities	(109,702,933)	(117,732,871)

Financing activities
Net increase in deposit accounts	110,058,886	106,972,302
Cash paid for fractional shares	(1,102)	-
Stock options exercised	112,327	-
Refund of subscriptions	-	(829,345)
Additional stock offering costs	-	(82,183)

Net cash provided by financing activities	110,170,111	106,060,774

Net increase (decrease) in cash and cash equivalents	1,881,737	(9,652,558)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,159,333	28,811,921

CASH AND CASH EQUIVALENTS, END OF YEAR	$21,041,070	$19,159,333

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$7,053,495	$665,313

Income taxes	$1,254,146	$-

The accompanying notes are an integral part of the consolidated financial statements

COMMUNITYSOUTH BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity and organization – CommunitySouth Bancshares, Inc. (the “Company”) is a South Carolina corporation organized for the purpose of owning and controlling all of the capital stock of CommunitySouth Bank and Trust (the “Bank”). The Bank is a state chartered bank organized under the laws of South Carolina. From inception on March 20, 2004 through January 18, 2005, the Company engaged in organizational and pre-opening activities necessary to obtain regulatory approvals and to prepare its subsidiary, the Bank, to commence business as a financial institution. The Company received approval from the Federal Deposit Insurance Corporation (“FDIC”), Federal Reserve (“FRB”) and the State Board of Financial Institutions in January 2005.

The Bank began operations on January 18, 2005. The Bank primarily is engaged in the business of accepting deposits insured by the FDIC, and providing commercial, consumer and mortgage loans to the general public.

The Company sold 4,681,069 shares of common stock at $6.40 per share in an initial public offering that was completed on February 15, 2005 (as adjusted for all stock splits). The offering raised $29,430,810, net of offering costs. The directors and officers of the Company purchased 659,531 shares at $6.40 per share for a total of $4,221,000.

Basis of Presentation – The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Principles of Consolidation – The consolidated financial statements include the accounts of CommunitySouth Bancshares, Inc., the parent company, and CommunitySouth Bank and Trust, its wholly owned subsidiary. All significant intercompany items have been eliminated in the consolidated financial statements.

Management’s Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Disclosure Regarding Segments – The Company reports as one operating segment, as management reviews the results of operations of the Company as a single enterprise.

Cash and Cash Equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, short-term interest bearing deposits and federal funds sold. Cash and cash equivalents have an original maturity of three months or less.

Concentrations of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company’s loan portfolio is not concentrated in loans to any single borrower or to a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

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

The Company’s investment portfolio consists of both marketable and nonmarketable equity securities. Management believes credit risk associated with the equity securities is not significant. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Other Investments – Other investments consist primarily of the Company’s investment in the stock of the Federal Home Loan Bank of Atlanta (“FHLB”). The stock has no quoted market value and no ready market exists. Investment in the FHLB is a condition of borrowing from the FHLB, and the stock is pledged to collateralize such borrowings. At December 31, 2006 and 2005, the Company’s investment in FHLB stock was $270,800 and $82,700, respectively. The dividend received on this stock is included in interest and dividends on investments.

Loans Receivable – Loans are stated at their unpaid principal balance less an allowance for loan losses and net deferred loan origination fees. Interest income is computed using the simple interest method and is recorded in the period earned. Loan origination fees collected and certain loan origination costs are deferred and the net amount is accreted as income using a method that approximates the level yield method over the life of the related loans.

When serious doubt exists as to the collectibility of a loan or when a loan becomes ninety days past due as to principal or interest, interest income generally is discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company’s problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2006, management has determined that the Company had $283,934 in non-accrual loans. There were no loans in non-accrual status at December 31, 2005.

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experiences, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Property and Equipment – Premises, furniture and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Residential Loan Origination Fees – The Company offers residential loan origination services to its customers in its immediate market area. The loans are offered on terms and prices offered by the Company’s correspondents and are closed in the name of the correspondents. The Company receives fees for services it provides in conjunction with the origination services it provides. The fees are recognized at the time the loans are closed by the Company’s correspondent.

Advertising – Advertising, promotional, and other business development costs generally are expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income Taxes – Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and net operating loss carryforwards.

Income (Loss) Per Share – Basic income (loss) per share represents the net income (loss) allocated to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive income (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to both outstanding warrants and stock options, and are determined using the treasury stock method.

Stock–based Compensation – On January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payments, which is a revision of SFAS No. 123, Accounting of Stock-Based Compensation, to account for compensation costs under its stock option plans. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) (“APB 25”). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company’s stock options because the option exercise price in its plans equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS No. 123(R) had been utilized.

In adopting SFAS No. 123, the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period.

(in thousands, except per share amounts)	Year ended December 31,
	2006	2005
Net income (loss) as reported	$1,157	$(616)
Add: Stock-based employee compensation expense included in
reported net income, net of related tax effects	140	-
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards, net
of related tax effects	(140)	(2,375)

Pro forma net income including stock-based compensation cost
based on fair-value method	$1,157	$(2,991)

Earnings (loss) per share:
Basic--as reported	$.25	$(.13)

Basic--pro forma	$.25	$(.64)

Diluted--as reported	$.22	$(.13)

Diluted--pro forma	$.22	$(.64)

Off-Balance-Sheet Financial Instruments – In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Standards – The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments–an amendment of FASB Statements No. 133 and 140.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its financial position, results of operations and cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets–an amendment of FASB Statement No. 140.” This Statement amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations and cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company’s financial statements.

In September, 2006, The FASB ratified the consensuses reached by the FASB’s Emerging Issues Task Force (EITF) relating to EITF 06-4 “Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or Accounting Principles Board (APB) Opinion No. 12, “Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2006. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations and cash flows.

On September 13, 2006, the SEC issued Staff Accounting Bulleting No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial conditions.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.” This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS 157, “Fair Value Measurement.” The Company is currently analyzing the fair value option provided under SFAS 159.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

Risks and Uncertainties – In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan portfolio that results from borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

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

Reclassifications – Certain captions and amounts in the prior financial statements were reclassified to conform with the 2006 presentation. Such reclassifications had no effect on previously reported net loss or shareholders’ equity.

NOTE 2 – CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the FRB. At December 31, 2006 and 2005, these required reserves were met by vault cash.

NOTE 3 – LOANS RECEIVABLE

Major classifications of loans receivable are summarized as follows:

	December 31,
	2006	2005

Real estate - construction	$69,020,976	$35,741,873
Real estate - mortgage	128,708,578	68,964,799
Commercial and industrial	17,238,551	9,081,538
Consumer and other	2,695,441	1,915,421

Total loans, gross	217,663,546	115,703,631

Less allowance for loan losses	3,090,500	1,558,000

Total loans, net	$214,573,046	$114,145,631

Loans are stated net of deferred fees and costs.

Activity in the allowance for loan losses during the years ended December 31, 2006 and 2005 is summarized below:

	2006	2005

Balance, beginning of year	$1,558,000	$-
Provision charged to operations	1,532,500	1,558,000
Chargeoffs	-	-

Balance, end of year	$3,090,500	$1,558,000

At December 31, 2006 the Bank had $283,934 of loans in nonaccrual status and no loans past due ninety days and no impaired loans. At December 31, 2005 the Bank had no impaired loans, no loans in nonaccrual status, no loans past due ninety days or more and still accruing interest, and no restructured loans.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2006	2005

Land	$785,811	$785,811
Buildings and Leasehold improvements	2,594,269	472,946
Property and equipment	1,889,284	576,921
Construction in progress	1,028	988,760

Total	5,270,392	2,824,438
Less, accumulated depreciation and amortization	527,226	166,310

Property and equipment, net	$4,743,166	$2,658,128

NOTE 5 – DEPOSITS

At December 31, 2006, the scheduled maturities of certificates of deposit were as follows:

Maturing In	Amount

2007	$168,990,529
2008	13,848,461
2009	25,681
2010	6,316
Thereafter	-

Total	$182,870,987

Deposits from outside the Company’s market area obtained through brokers amounted to $71,808,000, or approximately 33.09% of deposits at December 31, 2006. Deposits from outside the Company’s market area obtained through brokers amounted to $60,362,000, or approximately 56.43% of deposits at December 31, 2005.

NOTE 6 – INCOME TAXES

Income tax expense for the year ended December 31, 2006 and 2005 is summarized as follows:

	2006	2005

Current portion
Federal	$719,826	$158,495
State	52,666	1,618

Total current expense	772,492	160,113

Deferred benefit	412,072	339,148

Income tax (benefit) expense	$360,420	$(179,035)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2006	2005

Deferred tax assets
Allowance for loan losses	$765,087	$529,340
Organization and start-up costs	143,904	173,639
Accrued interest on non-accrual loans	6,527	-
Depreciation	-	9,579

Total deferred tax assets	915,518	712,558
Less valuation allowance	-	272,884

	915,518	439,674

Deferred tax liabilities
Loan origination costs	79,579	67,136
Depreciation	27,371	-
Prepaid expenses	57,348	33,390

Total deferred tax liabilities	164,298	100,526

Net deferred tax asset	$751,220	$339,148

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2005, in consideration of the lack of an established earnings history, management has provided a valuation allowance of approximately 45%, to reflect its estimate of net realizable value. The net tax asset is included in the caption “other assets” on the balance sheet.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2006 and 2005 to income before income taxes follows:

	2006	2005

Tax (benefit) expense at statutory rate	$515,930	$(270,185)
State income taxes, net of federal benefit	34,760	-
Valuation allowance change	(272,884)	93,067
Other	82,614	(1,917)

Income tax (benefit) expense	$360,420	$(179,035)

NOTE 7 – LEASES

Spartanburg location – The Company has a ten year lease beginning November 15, 2005 for its Spartanburg office with an initial monthly rental payment of $6,500, which increases over the term of the lease up to $9,275 in the tenth year. The lease may be renewed for two consecutive five-year terms with rental payments increasing 3% each year.

Mauldin location – The Company has a ten year lease beginning November 15, 2005 for its Mauldin office with an initial monthly rental payment of $2,417, which increases over the life of the lease up to $2,872 per month in years seven through ten. The lease may be renewed for one five-year term at a monthly rent of $3,302.

Anderson location – The Company has a ten year lease beginning June 1, 2006 for its Anderson office with an initial monthly rental payment of $3,690, which increases over the term of the lease up to $4,803 in years six through ten. The lease may be renewed for two consecutive five-year terms with rental payments increasing 2% each year.

Greer location – The Company has a ten year lease beginning November 20, 2006 for its Greer office with an initial monthly rental payment of $4,600, which increases over the term of the lease up to $5,000 in years six through ten. The lease may be renewed for two consecutive five-year terms with rental payments increasing 2% each year.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years and in the aggregate are:

2007	$208,480
2008	223,289
2009	233,246
2010	233,726
2011	241,858
Thereafter	1,088,620

Total minimum future rental payments	$2,229,219

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) (“affiliates”) are loan customers in the normal course of business with the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2006 and 2005 the Bank had related party loans totaling $15,250,850 and $10,702,284, respectively. During 2006, advances on related party loans totaled $9,435,115 and repayments were $4,886,549.

At December 31, 2006 and 2005 affiliates had deposits with the Bank in the amount of $3.7 million and $1.7 million, respectively.

The Company also enters into other transactions in the ordinary course of business with affiliates. Company policy requires transactions with affiliates to be on terms no more favorable than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors. The following are transactions entered into with affiliates during the year s ended December 31, 2006 and 2005:

•	The Company leased the site for its temporary headquarters and banking facility in Easley from a director at a cost $3,443 per month. Lease payments under this lease totaled $20,658 and $41,316 for the years ended December 31, 2006 and 2005, respectively.
•	The site for the permanent headquarters and branch office in Easley was purchased on March 16, 2005 from the same director from which the temporary site was being leased at a purchase price of $775,000.
•	The permanent headquarters and branch office in Easley was completed as of May 19, 2006 by a company owned by one of our directors at a contract cost of $1,974,059.
•	The permanent Spartanburg branch location is leased for $6,500 per month from a partnership in which two Company directors have a partnership interest. Lease payments on that office totaled $78,000 and $13,000 for the years ended December 31, 2006 and 2005, respectively.
•	The Mauldin location leasehold improvements were constructed by a company owned by one of our directors during the year ended December 31, 2005 at a cost of $255,199.
•	A company in which one of our directors is an owner was the leasing agent for our temporary Spartanburg office at cost $2,529 per month. Lease payments on that office totaled $25,285 during the year ended December 31, 2005.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 10 – SHARES OUTSTANDING AND EARNINGS (LOSS) PER SHARE

On January 16, 2006, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2005. On January 16, 2007, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2006. All share and per share data has been adjusted for all periods prior to the splits.

Basic income (loss) per share is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options. Due to the net losses for the year ended December 31, 2005, basic loss per share and diluted earnings per share were the same.

The following is the basic and diluted loss per share computation:

	2006	2005

Net income (loss) to common shareholders	$1,157,020	$(615,627)

Average common shares outstanding - basic	4,686,807	4,681,068

Average common shares outstanding - diluted	5,144,536	4,681,068

Basic earnings (loss) per share	$.25	$(.13)

Diluted earnings (loss) per share	$.22	$(.13)

NOTE 11 – STOCK COMPENSATION PLANS

Upon completion of the offering, the Company agreed to issue warrants to the organizing directors for the purchase of one share of common stock at $6.40 per share for every two shares purchased in the stock offering, up to a maximum of 15,625 warrants per director. The warrants were fully vested 120 days after January 18, 2005 and will expire on January 18, 2015. Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Company (365 days if due to death or disability). The Company issued a total of 171,406 warrants. In addition, the Company has adopted a stock option plan. As of December 31, 2006 the Company has 738,013 outstanding options to employees and directors. Under the plan, the Company may grant options for up to 21% of its issued shares of common stock. The exercise price of each option is equal to the market price of the Company’s stock on the date of grant. The maximum term is ten years, and they vest in no greater than five years. When necessary, the Company may purchase shares on the open market to satisfy share option exercises. During the ensuing year, the Company is expected to acquire no shares.

The table set forth below summarizes stock option activity for the Company’s stock compensation plans for the years ended December 31, 2006 and 2005 as adjusted for all stock splits.

	Stock Options		Warrants
		Weighted-Average		Weighted-Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding at December 31, 2004	-	$-	-	$-
Granted	736,084	6.54	171,406	6.40
Forfeited	(14,412)	6.40	-	-
Exercised	-	-	-	-

Outstanding at December 31, 2005	721,672	6.54	171,406	6.40
Granted	34,038	13.99	-	-
Forfeited	887	11.18	-	-
Exercised	16,810	6.59	-	-

Outstanding at December 31, 2006	738,013	$6.87	171,406	$6.40

The table set forth below summarizes non-vested stock options as of December 31, 2006.

	Weighted-Average
	Number	Fair Value
Outstanding at December 31, 2005	7,343	$4.97
Granted	34,038	5.93
Vested during the year	(29,431)	5.84
Forfeited during the year	(450)	6.39

Outstanding at September 30, 2006	11,500	$6.47

As of December 31, 2006, there was $62,627 total unrecognized compensation cost related to nonvested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 56 months.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for 2006 and 2005: dividend yield of 0%, expected term of 10 years, risk-free interest rate of 5.0%, expected life of 10 years, and expected volatility of 20%.

The following table summarizes information about stock options outstanding under the Company’s plans at December 31, 2005 and 2006 as adjusted for the 5-for-4 stock split effective January 16, 2006 and January 16, 2007.

	Outstanding	Exercisable
2006
Number of options	738,013	726,513
Weighted average remaining life	8.27 years	8.26 years
Weighted average exercise price	$ 6.87	$ 6.75
High exercise price	$ 16.80	$ 16.80
Low exercise price	$ 6.40	$ 6.40

	Outstanding	Exercisable
2005
Number of options	721,672	714,329
Weighted average remaining life	9.28 years	9.24 years
Weighted average exercise price	$ 6.54	$ 6.54
High exercise price	$ 12.16	$ 8.96
Low exercise price	$ 6.40	$ 6.40

Cash received from the exercise of options during the year was $112,328. The intrinsic value of options exercised during 2006 was $50,480.

At December 31, 2006, all of the 171,406 warrants were exercisable and had an average remaining life of 8.25 years.

NOTE 12 – REGULATORY MATTERS

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

As of December 31, 2006, the most recent notification from the Bank’s primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank’s category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2006.

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006
Total capital (to risk-weighted assets)	$30,521,000	12.75%	$19,148,000	8.00%	$23,934,000	10.0%
Tier 1 capital (to risk-weighted assets)	27,528,000	11.50	9,574,000	4.00	14,361,000	6.00
Tier 1 capital (to average assets)	27,528,000	11.49	9,582,000	4.00	11,978,000	5.00
December 31, 2005
Total capital (to risk-weighted assets)	$20,602,000	16.49%	$9,996,000	8.00%	$12,495,000	10.0%
Tier 1 capital (to risk-weighted assets)	19,044,000	15.24	4,998,000	4.00	7,497,000	6.00
Tier 1 capital (to average assets)	19,044,000	15.28	4,986,000	4.00	6,232,000	5.00

The FRB has similar requirements for bank holding companies. The Company currently is not subject to these requirements because the FRB applies its guidelines on a bank-only basis for bank holding companies with less than $500,000,000 in consolidated assets.

NOTE 13 – UNUSED LINES OF CREDIT

As of December 31, 2006 and 2005, the Bank had unused lines of credit to purchase federal funds from unrelated banks totaling $11,125,000 and $9,125,000, respectively. These lines of credit are available on a one to fourteen day basis for general corporate purposes. As of December 31, 2006 and 2005, the Bank has no funds drawn from these lines. The Company also has a line of credit to borrow funds from the FHLB up to 10% of the Bank’s total assets subject to available collateral; availability under this facility totaled $20,292,000 and $13,682,000 as of December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, the Bank had not drawn any advances on this line.

NOTE 14 – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of CommunitySouth Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. However, there are restrictions on the ability of the Bank to transfer funds to CommunitySouth Bancshares, Inc. in the form of cash dividends, loans, or advances. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital. At December 31, 2006 the bank was no longer prohibited from declaring a dividend because it had a surplus of $105,369. At December 31, 2005, the Bank was prohibited from declaring a dividend because it had an accumulated deficit of $1,064,984.

NOTE 15 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

The following table summarizes the Company’s off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,
	2006	2005

Commitments to extend credit	$37,928,398	$22,256,455

Standby letters of credit	$2,780,068	$2,760,647

NOTE 16 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks – The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold – Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Other Investments – The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans receivable – For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits – The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Accrued Interest Receivable and Payable – The carrying value of these instruments is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005 are shown in the following table.

	Carrying	Estimated
December 31, 2006	Amount	Fair Value

Financial Assets
Cash and due from banks	$3,116,070	$3,116,070
Federal funds sold	17,925,000	17,925,000
Other investments, at cost	270,800	271,200
Loans, gross	217,663,546	207,171,479
Accrued interest receivable	1,177,802	1,177,802

Financial Liabilities
Demand deposit, interest-bearing transaction, and savings accounts	$34,160,201	$34,160,201
Certificates of deposit and other time deposits	182,870,987	182,652,496
Accrued interest payable	1,425,106	1,425,106

	Carrying	Estimated
December 31, 2006	Amount	Fair Value

Financial Assets
Cash and due from banks	$1,660,333	$1,660,333
Federal funds sold	17,499,000	17,499,000
Other investments, at cost	82,700	82,700
Loans, gross	115,703,631	113,993,858
Accrued interest receivable	444,386	444,386

Financial Liabilities
Demand deposit, interest-bearing transaction, and savings accounts	$13,015,591	$13,015,591
Certificates of deposit and other time deposits	93,956,711	93,457,526
Accrued interest payable	1,197,586	1,197,586

NOTE 17 – COMMUNITYSOUTH BANCSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for CommunitySouth Bancshares, Inc. (Parent Company only).

Condensed Balance Sheets

	December 31,
	2006	2005
Assets
Cash	$993,426	$7,425,914
Investments	100,000	-
Investment in the Bank	28,605,371	19,435,016
Fixed assets	-	1,444,910
Other assets	-	124,837

Total assets	$29,698,797	$28,430,677

Liabilities and shareholders’ equity
Other liabilities	3,842	144,367
Shareholders' equity	29,694,955	28,286,310

Total liabilities and shareholders' equity	$29,698,797	$28,430,677

Condensed Statements of Operations
For the years ended December 31, 2006 and December 31, 2005

	2006	2005

Income	$289	$631,087

Expenses	140,399	37,364

Income (loss) before income taxes and equity in
undistributed income (losses) of the Bank	(140,110)	593,723

Equity in undistributed income (losses) of the Bank	1,170,353	(1,064,984)

Net income (loss) before taxes	1,030,243	(471,261)

Income tax expense (benefit)	(126,777)	144,366

Net income (loss)	$1,157,020	$(615,627)

Condensed Statements of Cash Flows
For the year ended December 31, 2006 and December 31, 2005

	2006	2005
Cash flows from operating activities
Net income (loss)	$1,157,020	$(615,627)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Increase in other assets	124,837	13,901
Stock based compensation	140,400	-
Equity in undistributed income (losses) of the Bank	(1,170,353)	1,064,984
Increase (decrease) in other liabilities	(140,527)	129,275
Net cash provided by operating activities	111,377	592,533

Cash flows from investing activities
Purchase of property and equipment	-	(1,396,357)
Purchase of investment	(100,000)	-
Transfer of property and equipment	1,444,910	-
Decrease in restricted cash	-	829,345
Purchase of Bank stock	(8,000,000)	(20,500,000)

Net cash used in operating activities	(6,655,090)	(21,067,012)

Cash flows from financing activities
Refund of subscriptions	-	(829,345)
Cash paid for fractional shares	(1,102)	-
Stock options exercised	112,327	-
Additional stock offering costs	-	(82,183)

Net cash provided by (used in) financing activities	111,225	(911,528)

Net decrease in cash and cash equivalents	(6,432,488)	(21,386,007)

Cash and cash equivalents, beginning of year	7,425,914	28,811,921

Cash and cash equivalents, end of year	$993,426	$7,425,914

(This page intentionally left blank)

Leadership

Board of Directors
CommunitySouth Bancshares, Inc. and CommunitySouth Bank & Trust

[Photo]	[Photo]
C. Allan Ducker, III	G. Dial DuBose
Chief Executive Officer	Managing Partner
CommunitySouth	Nalley Commercial Properties

[Photo]	[Photo]
David A. Miller	R. Wesley Hammond
President/COO	President
CommunitySouth	HBJ Home Furnishings

[Photo]	[Photo]
John W. Hobbs	Arnold J. Ramsey
Chief Financial Officer	Owner
CommunitySouth	Ramsey Appraisal Service

[Photo]	[Photo]
Daniel E. Youngblood	Dr. W. Michael Riddle
Board Chairman	Oral and Maxillofacial Surgeon
Owner
Youngblood Development	[Photo]
Joanne M. Rogers
[Photo]	President
Dave W. Edwards	Lakeview Partners and Palmetto Storage
Board Vice Chairman
Owner	[Photo]
Dave Edwards Toyota	B.Lynn Spencer
Broker
[Photo]	Spencer/Hines Properties
D. Larry Brotherton, Ph.D
Owner	[Photo]
Ortec, Inc.	J. Neal Workman, Jr.
Owner
Trehel Corporation

Executive Management

CommunitySouth Bancshares, Inc. and CommunitySouth Bank & Trust

[Photo of David Miller, John Hobbs and C. Allan Ducker, III]

From left: David A. Miller, President and Chief Operating Officer; John W. Hobbs,
Chief Financial Officer; C. Allan Ducker, III, Chief Executive Officer

Regional Advisory Boards
CommunitySouth Bank & Trust

Easley	Dr. Harry W. Kinard	Anderson
E. Drake Curry, CPA	James H. Thomas	Kerry Bailey
Roddey E. Gettys, III	Michael T. Thompson	Richard Bennett
Joel D. Ledbetter		Shelia King
Dr. Daniel McCollum	Greenville	William L. Lyles, III
Daniel "Ty" Schmidt	P. Randall Bentley	Dr. Jerry Powell
Jennifer H. Willis	Timothy Brett	Ernest Trammell
	Tracie B. Carpin	R.W. Wilkes
Spartanburg	Bill Durrell
Stephen R. Collins	Richard L. Few, Jr.
David G. Ingalls	Ken Lauber

Bank Officers
CommunitySouth Bank & Trust

C. Allan Ducker, III	Jeff Kirby	Curt Robinson
Chief Executive Officer	Senior Vice President	Vice President
	Easley City Executive	Spartanburg Branch
David A. Miller		Manager
President	Wayne McKinney
Chief Operating Officer	Senior Vice President	Gail Cook
	Spartanburg City Executive	Assistant Vice President
John W. Hobbs		Loan Operations Manager
Executive Vice President	Dwayne Stickler
Chief Financial Officer	Senior Vice President	Amy McKelvey
	Mauldin City Executive	Assistant Vice President
Barbra Anderson		Commercial Product
Senior Vice President	Sandy Upton	Specialist
Marketing Director	Senior Vice President
	Mortgage Manager	Myles Wilkes
Jay Davis		Assistant Vice President
Senior Vice President	April Bridwell	Anderson Branch Manager
Anderson City Executive	Vice President
Greer Branch Manager
Tom Hale
Senior Vice President	Mac Hogan
Chief Credit Officer	Vice President
Commercial Lender
Lary Heichel	Tracy Martin
Senior Vice President	Vice President
Chief Risk Officer	Easley Branch Manager

Kathy King	Darlene Nations
Senior Vice President	Vice President
Branch Coordinator	Human Resources Director

Corporate Information

Headquarters
CommunitySouth Bancshares, Inc.
6602 Calhoun Memorial Hwy
Easley, South Carolina 29640
866.421.CSBT
www.communitysouthbankandtrust.com

Annual Meeting
CommunitySouth’s annual shareholder meeting will be
held on May 15, 2007 at 11:00 a.m. at the Marriott Hotel,
1 Parkway East, Greenville, South Carolina.

Counsel
Nelson, Mullins, Riley & Scarborough, LLP
104 South Main Street, Suite 900
Greenville, SC 29601

Independent Auditors
Elliott Davis, LLC
200 East Broad Street
PO Box 6286
Greenville, SC 29601

Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

CommunitySouth Online
To learn more, visit our investors resource center at communitysouthbankandtrust.com. Click on “Investors” for a comprehensive portfolio of information, including calculators, SEC filings, financial news and more.

Annual Report & Form 10-KSB
Additional copies of CommunitySouth's Annual Report and Form 10-KSB are available by writing to: Shareholder Relations
CommunitySouth Bancshares, Inc.
PO Box 2849
Easley, SC 29641

Stock Information
Symbol: CBSO
Over the Counter Bulletin Board Quotation System

Market Makers
At March 7, 2007, the following firms were registered with the Over the Counter Bulletin Board as market makers in CommunitySouth stock:

FIG Partners, LLC
1175 Peachtree Street, NE 100
Colony Square, Suite 2250
Atlanta, GA 30361
404-601-7200

Hill, Thompson, Magid & Company, Inc.
15 Exchange Place, Suite 800
Jersey City, NJ 07302
201-434-6900

Howe Barnes Hoefer & Arnett, Inc.
222 South Riverside Plaza, 7th Floor
Chicago, IL 60606
312-655-3000

Knight Equity Markets, LP
545 Washington Boulevard
Jersey City, NJ 07310
201-557-6844

Monroe Securities, Inc.
343 West Erie Street, Suite 410
Chicago, IL 60610
312-327-2532

Penson Financial Services, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201
214-765-1100

UBS Securities, LLC
677 Washington Boulevard, 6th Floor
Stamford, CT 06901
203-719-1000