Form 10KSB, Exhibit 13
period 2007-12-31
CommunitySouth Financial CORP
filed 2008-03-28
CIK 1295879

Exhibit 13

CommunitySouth

2007 Annual Report

[Photo of executive management team

in front of CommunitySouth headquarters building]

Profitable Growth:

A Look Inside CommunitySouth Bank& Trust

CommunitySouth	[South Carolina’s fastest growing
2007 Annual Report	companies seal]

CommunitySouth 2007 Annual Report is published by CommunitySouth Financial Corporation

6602 Calhoun Memorial Hwy, Easley, SC 29640

communitysouthbankandtrust.com l t: (864) 306-2540 l f: (864) 306-3116

CommunitySouth Board of Directors

C. Allan Ducker, III

Chief Executive Officer

CommunitySouth

David A. Miller

President

Chief Operating Officer

CommunitySouth

John W. Hobbs

Chief Financial Officer

CommunitySouth

Daniel E. Youngblood

Board Chairman

Owner

Youngblood Development

Dave W. Edwards

Board Vice Chairman

Owner

Dave Edwards Toyota

D. Larry Brotherton, Ph.D.

Owner

Ortec, Inc.

G. Dial DuBose

Managing Partner

Nalley Commercial
Properties

R. Wesley Hammond

President

HBJ Home Furnishings

Arnold J. Ramsey

Owner

Ramsey Appraisal Service

Dr. W. Michael Riddle

Oral and Maxillofacial
Surgeon

Joanne M. Rogers

President

Lakeview Partners and
Palmetto Storage

B. Lynn Spencer

Broker

Spencer/Hines Properties

J. Neal Workman, Jr.

Owner

Trehel Corporation

CommunitySouth Senior Management Team

C. Allan Ducker, III

Chief Executive Officer

CommunitySouth

David A. Miller

President

Chief Operating Officer

CommunitySouth

John W. Hobbs

Chief Financial Officer

CommunitySouth

Barbra Anderson

Senior Vice President

Marketing Director

Tom Hale

Senior Vice President

Chief Credit Officer

Lary Heichel

Senior Vice President

Chief Risk Officer

Kathy King

Senior Vice President

Branch Coordinator

Darlene Nations

Vice President

Human Resources Director

Sandy Upton

Senior Vice President

Mortgage Department
Manager

Buddy White

Senior Vice President

Services Department
Manager

CommunitySouth Corporate Information

Headquarters

CommunitySouth Financial Corporation

6602 Calhoun Memorial Hwy

Easley, SC 29640

866.421.CSBT

communitysouthbankandtrust.com

Annual Meeting

May 20, 2008 at 11:00 am

Marriott Hotel

One Parkway East

Greenville, SC 29615

Counsel

Nelson, Mullins, Riley & Scarborough, LLP 104

South Main Street, Suite 900

Greenville, SC 29601

Independent Auditors

Elliott Davis, LLC

200 East Broad Street

Greenville, SC 29601

Stock Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

CommunitySouth Online

Visit our free investors resource center at

communitysouthbankandtrust.com. Click on
“Investors” for SEC filings, financial news,

calculators, corporate information and more.

Annual Report & Form 10-KSB

Additional copies of CommunitySouth’s Annual

Report and Form 10-KSB are

available by writing to:

Shareholder Relations

CommunitySouth Financial Corporation

PO Box 2849

Easley, SC 29641

Stock Information

Symbol: CBSO

Over the Counter Bulletin Board

[CommunitySouth logo]

Contents

AND FEATURES

[Photo of executive management team in front of headquarters building]

[Photo of top executives in front of Free Refreshment Center]
[Photo of CommunitySouth wrapped courier car and wrapped ATM]

On the Cover

2   Profitable Growth: A Look Inside CommunitySouth

An in-depth interview with CommunitySouth Chief Executive Officer Allan Ducker, President David Miller and Chief Financial Officer John Hobbs.

6   By the Numbers

A snapshot of CommunitySouth’s growth in assets, net income, loans, deposits, earnings per share, and more.

8   CommunitySouth Up Close

Profiles of CommunitySouth’s key executives and its current branch presence.

11   Feature: What is Banking Unusual?

CommunitySouth unveiled its new tagline, Banking Unusual, in early 2007. What exactly does Banking Unusual mean and how does it reflect CommunitySouth’s brand?

13   Financial Review

Management’s discussion and analysis of CommunitySouth’s financial condition and its results of operations.

30   Consolidated Financial Statements and Notes

CommunitySouth’s audited financial statements.

51   Contributors

A full listing of CommunitySouth Bank & Trust employees.

[Photo of Allan Ducker and David Miller]

Profitable Growth:

A LOOK INSIDE COMMUNITYSOUTH BANK & TRUST

An interview with

CEO Allan Ducker

President David Miller

CFO John Hobbs

Allan, an overview of CommunitySouth’s 2007 performance seems like a good place to start.

Allan Ducker, CEO: CommunitySouth had an outstanding year in 2007, our third year of operation. In arguably the toughest year for our industry in nearly two decades, CommunitySouth was able to report significant growth in assets and earnings. Total assets for the year grew 52.4%, while net earnings grew 35.5%, both top tier performances when compared to our peers. Additionally, we maintained our focus on excellent credit quality, which we believe is the    reason we had only $65,000 in net loan charge-offs in 2007. Lastly, we opened our newest branch on Laurens Road in Greenville. This gives us a total of six branches across the Upstate in only three years of operation. I guess it’s safe to say that all of us at CommunitySouth have been extremely busy growing our franchise and building our brand.

John, what factors were the primary drivers of CommunitySouth’s performance?

John Hobbs, CFO: I believe there were five factors that contributed to our outstanding performance in 2007. One obvious factor was our continued focus on strong credit quality. Net charge-offs were 0.02% of total loans in 2007. The second factor was growth in our earning assets, primarily loans. Total loans for 2007 grew 39.18%. We also reported strong revenue growth in our mortgage division. Mortgage origination fees were $998,111 for the year, which represents a 55% increase over 2006. One of our key initiatives in 2007 was to lower our overall funding costs, primarily through strategies aimed at increasing our core deposits, which we define as checking, savings and money market accounts. I’m very pleased to report that these accounts grew $28.7 million, or 83.97%, in 2007. Lastly, we continued a strong focus on controlling our non-interest expenses in 2007. Our efficiency ratio for the year was 69%, which compares very favorably to our peers. In fact, we were in the top 16% of our peer group (all banks that opened in 2005) in this regard.

[Photo of John Hobbs]

Allan, John just said credit quality and mortgages were strengths for CommunitySouth last year. Those are issues the banking industry struggled with in 2007. How were you able to turn those industry negatives into positives?

Allan: I believe our loan portfolio has remained solid for several reasons. First and foremost, CommunitySouth was not and is not a subprime lender. Secondly, the majority of our portfolio is comprised of customers that David or I or one of our community bankers have a long-term satisfactory credit history with and have known for an extended period of time. Furthermore, as a result of the softening real estate market, we have taken the proactive step of tightening our credit standards, especially in the areas of home equity loans, construction/development lending and real estate development lending in general. It’s true that the Upstate real estate market has softened; however, our local market has fared much better than other areas of the country. While home sales in the Upstate (units) were down 4.5% in 2007, total sales volume (dollars) rose 0.8%, the average sales price rose 4%, and our outlook for the commercial market remains optimistic. But the real promising news is that the Greenville Spartanburg MSA had the lowest foreclosure rate in 2007 among the 100 largest MSAs in the nation.

How do you think the recent downturn in the economy and the mortgage business will affect CommunitySouth in 2008? Did it affect you in 2007?

Allan: As I mentioned earlier, CommunitySouth was not and is not a participant in the subprime lending market. However, the collapse of this segment of the market, along with the general softening of the economy, will have an impact on our mortgage business. Our mortgage division had a banner year in 2007; but thus far in 2008, demand for mortgages, consumer and commercial loans has not been as high as it was in 2007.

Core deposits, which you define as checking, savings and money market accounts, grew $28.7 million in 2007. That was an 83.9% increase. What do you attribute that growth to?

David Miller, President: The key to our success has been determination and commitment to be the market’s best provider of deposit products and services. This commitment led us to develop a high tech / high touch philosophy.  We’re high tech in that we offer many of the commercial cash management deposit products that the big banks offer, but we provide a superior customer service experience and are more high touch than they can be. Many of our smaller bank competitors don’t offer the same high tech product line, which makes us a better choice for many businesses and consumers.

Why is CommunitySouth leading so many of its de novo banking peers in asset growth and net income?

Allan: There are a variety of financial reasons for this, including our significant growth in earning assets and efficient operations. But I believe the real reason is much deeper and goes back to our vision and culture. Our vision is real simple - to be the financial services provider of choice in the markets we serve. We execute on this vision through our culture statement, which hasn’t changed since we started the Bank. Our first culture statement is the customer comes first. Our number one corporate goal always has been and always will be excellence in customer service, and that is what really sets us apart. We have non-negotiable customer service standards, such as greeting customers on their second step in the lobby, our free refreshment center, extended hours, our no ATM fee policy, etc. We have taken our vision and turned it into reality. It’s for this reason I truly believe we have outperformed our peers.

It sounds like CommunitySouth enjoyed a lot of success in 2007. Of everything you accomplished last year, what are you most proud of?

David: I would have to say I’m most proud of our employees. The teamwork and cooperation throughout all areas of the bank are better than any other organization I’ve been involved with. I believe this unique atmosphere is a direct result of our values and overall corporate culture. Our value statement describes the core characteristics we expect from each team member; for example, having a positive attitude, excellence, integrity, service, teamwork and leadership. With everyone united we’ve achieved extraordinary results: 84% core deposit growth, 53% asset growth, and growth in profitability of 35.5%, all of which occurred in 2007.

[Photo of David Miller]

Even with all you accomplished in 2007, your stock price was down 37.5% in 2007. Why do you think that is?

Allan: While CommunitySouth continued to grow both assets and earnings at an accelerated rate in 2007, the financial services industry experienced one of its most tumultuous years in two decades. The industry is facing a multitude of issues, including continued margin compression, fierce competition, the subprime loan crisis, a declining real estate market, and increased delinquencies and related credit losses. As a result of these issues, industry earnings were severely lagging in 2007. In fact, net  earnings for the financial services industry were down in excess of 25% in 2007. For publicly traded companies such as CommunitySouth, this negative news and a cautious outlook has put negative pressure on the financial services equity markets, which in 2007 experienced declines of 25% to greater than 40%. While the value of our stock was down 37.5% in 2007, our board of directors and management team are very pleased with our growth and overall financial performance.

Do you think the financial markets will come back soon?

Allan: 2008 will continue to be a challenging year for our industry, as the conditions I just described are expected to persist in 2008. For the financial markets to recover, industry earnings will have to return to normal levels and we’ll have to demonstrate to the market that we have effectively managed through the credit quality issues currently plaguing the industry.

David, CommunitySouth opened its Laurens Road branch in Greenville in 2007. That makes six Upstate offices. What is your current branching strategy?

David: We plan to continue branching across the Upstate. We believe the Upstate market to be attractive due to a growing economy, favorable business climate, low cost of living, a talented pool of capable bankers, and an attractive cost of real estate to build branches.

Ultimately it’s our goal to be the easiest bank to do business with from both a commercial and consumer perspective. And one of the key factors with consumers is convenience. With our free nationwide ATMs and increased branch locations, we aim to   continuously improve our market presence.

So far we’ve averaged two branch openings a year, and have offices in the four largest counties in the Upstate. Now it’s time to fill in the gaps within each county. In 2008 we’ll open on the west side of Spartanburg, but we also have plans to identify another Greenville location.

Another key branching initiative beginning with our West Spartanburg location is the development of our prototype banking facility. Our buildings aren’t just structures; they are an incredibly important part of our brand. We’re working with Greenville-based architectural firm Freeman & Major Architects to design a prototype building that will reinforce who we are and how we do business. When completed, it will be a visual representation of our brand and will create a unique, welcoming environment for our customers.

What are your top priorities for 2008?

Allan: Clearly 2008 will bring many challenges and opportunities to our Company. To better respond to these challenges and opportunities, our board of directors and management planning teams underwent an intense strategic planning process that resulted in a comprehensive five year strategic plan, called Project 2012. This plan outlines many of our top priorities for 2008 and is the document by which we will manage the Bank.

Project 2012 has five key areas of focus. They are:

1.               Continuous improvement of the levels of financial performance that enhance stakeholder value. This area includes ensuring that we are, among other things, growing in a profitable manner, funding and operating the Company as efficiently as possible, maintaining our solid credit quality, and expanding our market presence.

2.               Providing the customer with the Banking Unusual experience to allow us to attract, expand and retain customer relationships. Key initiatives include providing our customers with a clearly different WOW level of service and ensuring we offer innovative and competitive products and services.

3.               Attracting, retaining and developing the right employees. Although the technology has changed, the people aspect of banking has not. In this regard, it’s critical that we have the right people in the right positions on the CommunitySouth team.

4.               Providing employees with the tools, technology and processes to do the right things to be done right with consumers. This initiative is all about ensuring we have the technology, processes and procedures to make it easy for our customers to do their business with CommunitySouth, and for our employees to execute our customer service strategy.

5.               Continuing to develop the infrastructure and maintaining the managing relationships of customers (MRC) culture. Our culture is a key driver of our success; it’s more than just words on paper. Our culture is shared with every new employee on their first day, and is the way we as an organization collectively act and behave. This initiative involves analyzing our culture to seek creative ways to enhance it and ensure it continues to be embraced by ALL employees.

[Photo of Allan Ducker]

A recent CommunitySouth shareholder newsletter announced the creation of CommunitySouth Investment Services. Why did you create this new department?

David: To be successful in today’s environment you have to be more than just a bank. CommunitySouth is not just a bank; we are a financial services provider. We offer insurance, investments, and cash management services. In order to provide the high touch customer care for people who need these services, we created an entire department called CommunitySouth Services. This    department is headed by Buddy White, an individual with over 20 years of experience in the industry. With his expertise, along with additional staff specialists covering investments and cash management, we provide a team approach to total customer care. Instead of just coming to the bank to get a loan, now we take care of all our customers’ needs from IRA rollovers, 401Ks, annuities, stock purchases, insurance and cash management.

What do you think has been the driving force behind the Bank’s success overall?

David: I think it’s the unique culture we established at the beginning of the bank. When Allan and I first had the idea of creating a bank, we asked the question, ‘what will make us different from everyone else?’ The answer revolved around our core philosophy: we wrote the word ‘customer’ on a piece of paper and circled it, and said everything we create from this point on will revolve around the customer. At the end of the day, the customer is what keeps you in business and many banks have drifted from this simple reality.

The next big difference is our goal of covering the entire Upstate. Most banks form in one town. The management team, the board and the shareholders are from that one location, so they tend to have a hard time growing past that one area. However, at CommunitySouth my customer base has primarily been Spartanburg and Greenville and I’m a native of Spartanburg. Allan’s primary customer base has been Easley, Anderson and Seneca, or the western region of the Upstate. Together we created a board with ties to each Upstate community. We’ve also been fortunate enough to hire some of the best bankers in the Upstate that share our vision and customer service philosophy. It takes a total team effort for any company to achieve success. At CommunitySouth we treat our customers and employees as family, and that has made all the difference.

I noticed you introduced a new tagline last year. Tell me about Banking Unusual.

Allan: I always tell our employees that our number one corporate goal always has been and always will be excellence in customer service. Basically all banks offer the same products and services at generally the same price. It’s all about the customer relationships and the manner in which we deliver our products and services. The philosophy of Banking Unusual is to deliver a level of customer service that is clearly different from our competitors.

I’ll give you a real life example. You would absolutely not find this at any other bank. We’re known as the cookie bank because we bake fresh cookies daily. We don’t import them; we actually bake them in ovens in our lobbies everyday. Our free refreshment center also features free coffee, soft drinks and bottled water. We have a customer with a small business in town. Everyday he comes through the drive-thru and after he makes his transaction, our teller sends him two chocolate chip cookies and a Dr. Pepper through the drive-thru to his truck. First, he won’t find this type of service at any other bank and secondly, he’s a loyal customer for life. Now that’s Banking Unusual.

By The Numbers – OTCBB: CBSO

Total Assets ($ Millions)	Annual Net Income ($ Thousands)
[Chart]	[Chart]

Total Net Loans/Deposits ($ Millions)	Stock Price (Split Adjusted)
[Chart]	(unaudited)
[Chart]

Return on Assets (Annualized)	Return on Equity (Annualized)	Earnings Per Share (Diluted)
(unaudited)	(unaudited)	[Chart]
[Chart]	[Chart]

[Full page advertisement]

Our customers don’t like paying ATM fees.

So they don’t.

That’s right! Use any ATM in the U.S. for free. We’ll even pay the other bank’s ATM fee for you. Now that’s Banking Unusual!

But what else makes us so unusual?

•             FREE Nationwide ATMs

•             FREE CommunitySouth Checks

•             FREE EZ Switch Kit

•             FREE Online Banking & Bill Pay

•             FREE Refreshment Center with freshly baked cookies, hot coffee and soft drinks!

•             Extended morning, evening & Saturday hours

Want more information?

Get your FREE Switch Kit today. Stop by any office or visit us online at communitysouthbankandtrust.com. What are you waiting for?

Greenville  |  864-234-5556

2415 Laurens Road

Spartanburg  |  864-573-6347

531 East Main Street

Anderson  |  864-222-8444

1510 North Main Street

Greer  |  864-801-1165

530 W Wade Hampton Blvd

Mauldin  |  864-272-0825

787-G East Butler Road

Easley  |  864-306-2540

6602 Calhoun Mem’l Hwy

[CommunitySouth Logo]

Member FDIC

www.communitysouthbankandtrust.com

COMMUNITYSOUTH:

>> Up Close

In operation for just over three years, CommunitySouth Bank & Trust has grown its branch network to six locations in four of the largest Upstate counties: Greenville, Spartanburg, Anderson and Pickens Counties. The Bank is also planning on adding its second branch in Spartanburg, its seventh overall, in late 2008.

[Map of South Carolina]

[Branch photo]

Easley Headquarters

6602 Calhoun Memorial Hwy

Easley, SC 29640

Opened January 18, 2005

[Branch photo]

Mauldin

787 East Butler Road

Mauldin, SC 29662

Opened December 7, 2005

[Branch photo]

Spartanburg

531 East Main Street

Spartanburg, SC 29302

Opened January 30, 2006

[Branch photo]

Anderson

1510 North Main Street

Anderson, SC 29621

Opened July 31, 2006

[Branch photo]

Greer

530 W. Wade Hampton Boulevard

Greer, SC 29650

Opened November 20, 2006

[Branch photo]

Greenville

2415 Laurens Road

Greenville, SC 29607

Opened October 15, 2007

Up Close

[photo of Daniel Youngblood, David Miller, Allan Ducker and John Hobbs]

From left: Daniel Youngblood, David Miller, Allan Ducker, and John Hobbs.

Daniel E. Youngblood

BOARD CHAIRMAN

Mr. Youngblood, 52, has been the owner and president of Youngblood Development Corp., a commercial and residential real estate development company, since 1983. He is also managing partner of Mainstream Golf, LLC and was owner and president of Century 21 Flynn & Youngblood, Inc. for over 20 years. Mr. Youngblood graduated from Clemson University with a Bachelor of Science degree in Administrative Management.

C. Allan Ducker, III

CHIEF EXECUTIVE OFFICER

Mr. Ducker, 46, has over 24 years of experience as a banker. Prior to starting CommunitySouth, he served as senior vice president and Pickens County executive for Carolina First Bank. Prior to that, Mr. Ducker served as executive vice president and South Carolina state president for MountainBank. Before joining MountainBank, Mr. Ducker served as senior vice president and regional executive for Bank of America. Mr. Ducker graduated from The Citadel with a Bachelor of Science degree in Business Administration.

David A. Miller

PRESIDENT AND CHIEF OPERATING OFFICER

Mr. Miller, 40, has over 18 years of banking experience. Prior to starting CommunitySouth, he served as senior vice president and city executive of Arthur State Bank. Prior to that, he served as team leader and vice president of SouthTrust Bank. Prior to that he was commercial lender and vice president of CCB Financial Corporation. Mr. Miller graduated from the University of South Carolina with a Bachelor of Science degree in Business Administration and the University of Oklahoma National Commercial Lending School.

John W. Hobbs

CHIEF FINANCIAL OFFICER

Mr. Hobbs, 45, is a Certified Public Accountant with over 19 years of banking experience. Prior to joining CommunitySouth he served as chief financial officer of Carolina National Bank. Prior to joining Carolina National Bank, he served as the chief financial officer of First National Bank of the Carolinas. Mr. Hobbs graduated from the University of South Carolina in 1984 with a Bachelor of Science degree in Accounting.

[Full page advertisement]

“CommunitySouth saves my business $200-$300 a month!”
- Betty Winslett
Owner, Winslett’s Produce

[Photo of Betty Winslett]

“Our small business is busy in the spring, with lots of checks to deposit. Service fees at our old bank cost $200 to $300 a month. But with our new Free Business Checking at CommunitySouth, we get 500 items a month free, so we never have service fees. I enjoy CommunitySouth’s free nationwide ATMs and my husband especially loves the cookies!”

Open your Free Business Checking Account today:

•             NO Monthly Fee & No Minimum Balance

•             500 FREE Monthly Transactions

•             FREE Business Courier Service*

•             FREE Nationwide ATMs

•             FREE Business VISA Debit Card

•             FREE Business Online Banking with Bill Pay

•             FREE Refreshment Center with freshly baked cookies, hot coffee and soft drinks!

For more information or to open your Free Business Checking, stop by any office or visit us online at communitysouthbankandtrust.com.

Greenville  |  864-234-5556

2415 Laurens Road

Spartanburg  |  864-573-6347

531 East Main Street

Anderson  |  864-222-8444

1510 North Main Street

Greer  |  864-801-1165

530 W Wade Hampton Blvd

Mauldin  |  864-272-0825

787-G East Butler Road

Easley  |  864-306-2540

6602 Calhoun Mem’l Hwy

[CommunitySouth Logo]

Member FDIC

www.communitysouthbankandtrust.com

* Not all businesses qualify for courier service. Contact us for details.

[Photo of CommunitySouth wrapped courier car in front of wrapped ATM]

What is Banking Unusual?

STEP INTO ANY COMMUNITYSOUTH OFFICE AND EXPERIENCE THE BANKING UNUSUAL DIFFERENCE.

BUT WHAT EXACTLY IS BANKING UNUSUAL?

CommunitySouth Bank & Trust, the 11th fastest growing company in South Carolina, unveiled its new tagline - Banking Unusual! - in early 2007. The tagline is definitely a departure from the traditional bank brand. So what exactly is Banking Unusual?

“A tagline captures the essence of a company, and is an important component of the overall branding strategy,” said Barbra Anderson, Senior Vice President and Marketing Director for CommunitySouth Bank & Trust. “We believe that Banking Unusual! conveys the personality of our brand and more accurately describes who we are and how we do business.”

[Photo of Chip the Cookie JarTM with child]

[Photo of CommunitySouth’s Free Refreshment Center]

[Photo of Chip the Cookie JarTM with CommunitySouth employees]

The tagline reflects broader marketing initiatives and branding strategies. CommunitySouth’s marketing department has been working on several other initiatives designed to showcase the new tagline and promote what makes the Bank unique.

CommunitySouth’s free business courier service received a facelift in 2007 in the form of new courier cars. The new Chrysler PT Cruisers, loosely referred to as cookie mobiles, received a new paint job to match the Bank’s new branding strategy. The eye-catching wrap includes a photo of a large chocolate chip cookie covering the back passenger window.

“Our courier cars were wrapped to promote what makes CommunitySouth unusual,” said Anderson. “We offer more free and less fee with nationwide free ATMs, free business courier service and our free freshly baked cookies. It’s not everyday you drive by a car with a gigantic chocolate chip cookie painted on it. It’s a real attention getter.”

The courier cars were recently joined by matching ATMs. The Bank, who waives all ATM fees, decided to get their free ATM message out by wrapping its ATMs. And of course, included images of its freshly baked cookies.

“Our wrapped ATMs inform non-customers about our nationwide free ATM service and also give people a reason to come inside our branches,” said C. Allan Ducker, III, Chief Executive Officer of CommunitySouth Bank & Trust. “We want to give customers an incentive to come inside the office where they can take advantage of our free refreshment center and get to know our friendly bankers. We believe our offices are very inviting places for our customers to do business.”

The branding initiative also included an interior sprucing up of the Bank’s six branches. Designed to create a consistent and customer-friendly environment, the mini face-lift included branding the Bank’s free refreshment center with colorful signage, CommunitySouth-wrapped soda machines, cookie displays, and inviting welcome mats.

The Bank’s new mascot also made its debut in 2007, and  children have been begging their mom to have their photo taken with Chip the Cookie JarTM ever since.

“The mascot character is pretty self-explanatory,” said Anderson. “Our branches bake fresh cookies all day long. We couldn’t have a bear or a squirrel as a mascot, we needed Chip the Cookie JarTM. He fits perfectly.”

The mascot visits Bank branches and daycare centers and attends local community events. Recently Chip has been visiting local elementary schools as part of a motivational program with Miss Easley, Ambra Yarbrough. “Chip has proven very popular with kids of all ages,” said Ducker. “We think he’s a great ambassador for CommunitySouth.”

But CommunitySouth knows that banking is more than just free cookies and ATMs. Behind this marketing campaign’s cutesy exterior lies a serious purpose.

“Banking is a relationship business and at the core of Banking Unusual is the goal to make banking less of a chore,” said Ducker. “And while we do unusual things like free cookies and free courier service, the essence and personality of our company is about personal relationships. For example, we have CommunitySouth umbrellas in the vestibules of each branch. When it rains, we walk customers to their cars. It’s the little things that collectively have a huge importance.”

[Illustration of Chip the Cookie JarTM]

Learn more about Chip the Cookie JarTM by visiting communitysouthbankandtrust.com!

Selected Financial Data

The following selected financial data for the years ended December 31, 2007, 2006 and 2005 was derived from the consolidated financial statements and other data of CommunitySouth Financial Corporation and its subsidiary, CommunitySouth Bank and Trust (the “Bank”) (collectively, the “Company”).  The selected financial data should be read in conjunction with the consolidated financial statements of the Company, including the accompanying notes, included elsewhere herein.

On January 16, 2006, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2005. On January 16, 2007, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2006. All share and per share data has been adjusted for all periods prior to the splits.

(Dollars in thousands except per share data)	2007	2006	2005
Income Statement Data:
Interest income – loans	$21,403	$13,644	$4,544
Interest income – investments	1,813	1,041	441
Total interest income	23,216	14,685	4,985
Interest expense – deposits	(13,069)	(7,281)	(1,863)
Net interest income	10,147	7,404	3,122
Provision for loan losses	(1,188)	(1,532)	(1,558)
Net interest income after provision for loan losses	8,959	5,872	1,564
Non-interest income	1,575	842	321
Non-interest expense	(8,184)	(5,197)	(2,680)
Income (loss) before income taxes	2,350	1,517	(795)
Income tax (expense) benefit	(782)	(360)	179
Net income (loss)	$1,568	$1,157	$(616)

Balance Sheet Data:
Total assets	$377,867	$248,273	$136,826
Earning assets	361,890	235,959	132,969
Investment securities, available for sale (1)	24,844	100	—
Other investments (2)	447	271	83
Loans (3)	302,934	217,664	115,704
Allowance for loan losses	(4,214)	(3,091)	(1,558)
Deposits	327,664	217,031	106,972
Shareholders’ equity	31,471	29,695	28,286

Per-Share Data:
Net income (loss) – basic	$0.33	$0.25	$(0.13)
Net income (loss) – diluted	0.31	0.22	(0.13)
Book value	6.70	6.32	6.04

Return on Equity and Assets:
Return on average assets	0.50%	0.59%	(0.77)%
Return on average equity	5.12%	4.08%	(2.24)%
Average equity to average assets ratio	9.76%	14.53%	34.55%

(1)   Marketable securities are stated at fair value.

(2)   Non-marketable securities are stated at cost.

(3)   Loans are stated at gross amounts before allowance for loan losses.

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

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report may not occur.

A copy of the our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, which contains a discussion of certain risks and uncertainties that could affect our forward-looking statements, will be sent to any shareholder without charge upon written request to: CommunitySouth Financial Corporation, Attn: John W. Hobbs, Chief Financial Officer, 6602 Calhoun Memorial Highway, Easley, South Carolina 29640.

Market for Common Stock and Dividends

Since March 15, 2006, our common stock has been quoted on the OTC Bulletin Board under the symbol “CBSO.” Quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not represent actual transactions.  Transactions of our common stock did not begin to occur on the OTC Bulletin Board until March 16, 2006.

The following is a summary of the high and low bid prices for our common stock reported by the OTC Bulletin Board for the periods indicated (the bids prices have been adjusted for all stock splits):

2007	High	Low
Fourth Quarter	$11.40	$8.55
Third Quarter	13.50	11.00
Second Quarter	15.90	12.75
First Quarter	18.00	13.68

2006	High	Low
Fourth Quarter	$15.36	$10.80
Third Quarter	14.40	12.00
Second Quarter	17.60	13.60
First Quarter	15.60	15.20

As of December 31, 2007, there were 4,698,697 shares of common stock outstanding held by approximately 945 shareholders of record.

We have not declared or paid any cash dividends on our common stock since our inception.  For the foreseeable future we do not intend to declare cash dividends.  We intend to retain earnings to grow our business and strengthen our capital base.  Our ability to pay dividends depends on the ability of our subsidiary, CommunitySouth Bank and Trust, to pay dividends to us.  As a South Carolina state bank, CommunitySouth Bank and Trust may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock unless its surplus equals or exceeds its stated capital. At December 31, 2007, the Bank’s surplus exceeded its stated capital by $1,970,050.

COMMUNITYSOUTH FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Basis of Presentation

The following discussion should be read in conjunction with the Company’s Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report.  The financial information provided below has been rounded in order to simplify its presentation.  However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Consolidated Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

CommunitySouth Financial Corporation is a bank holding company headquartered in Easley, South Carolina. Its subsidiary, CommunitySouth Bank and Trust, opened for business on January 18, 2005.  The principal business activity of the Bank is to provide banking services to domestic markets, principally in the upstate of South Carolina.  The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Company completed an initial public offering of its common stock in which it sold a total of 4,681,069 shares at $6.40 per share (as adjusted for all previous stock splits).  Proceeds of the offering were used to pay organizational costs and provide the initial capital for the Bank.

Overview

The following discussion describes our results of operations for the years ended December 31, 2007 and 2006 and also analyzes our financial condition as of December 31, 2007 and 2006.  We received approvals from the FDIC, the Federal Reserve Board (“FRB”) and the State Board of Financial Institutions during January 2005, and commenced business on January 18, 2005.

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

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. We have included a detailed discussion of this process in the following section.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this non-interest income, as well as our non-interest expense, in the discussion below.

Results of Operations

Results of operations are only presented for the years ended December 31, 2007 and 2006.

Net interest income increased $2.7 million, or 37.0%, to $10.1 million in 2007, up from $7.4 million in 2006. The primary component of interest income in 2007 was interest on loans, including fees, of $21.4 million, as compared to $13.6 million in 2006. The increase in net interest income was due primarily to an increase in average earning assets, which increased by $111.1 million, or 58.8%, in 2007 due to continued growth in the loan portfolio during this third year of operation.

The Company’s net interest spreads were 2.75% and 3.05% in 2007 and 2006, respectively. The Company’s net interest margins were 3.38% and 3.92% in 2007 and 2006, respectively.  This decline of 54 basis points in the net interest margin was due to the increased leveraging of our capital.  Yields on average earning assets decreased from 7.79% in 2006 to 7.74% in 2007. Rates on average interest bearing liabilities increased from 4.74% in 2006 to 4.99% in 2007. These changes in yields and rates resulted in a net decrease in net interest spread of 30 basis points. Average shareholder equity was 11.7% of average interest bearing liabilities in 2007 and 18.4% of average interest bearing liabilities in 2006.

The provision for loan losses was $1.2 million in 2007, compared to $1.5 million in 2006.  The charges to the provision were to maintain the allowance for loan losses at a level sufficient to cover estimated losses inherent in the loan portfolio.

Non-interest income increased $731,710, or 86.8%, to $1.6 million in 2007, up from non-interest income of $842,510 in 2006. The increase is attributable to the $356,045 increase, or 55.5%, in mortgage loan origination fees, which was $998,111 for the year ended December 31, 2007 due to our increased volume in mortgage loan originations, and to the $222,048 increase in bank-owned life insurance. Service charges on deposit accounts increased $59,512, or 67.0%, to $148,338 in 2007, as compared to service charges on deposit accounts of $88,826 in 2006, due to the increased volume in deposit accounts.

Non-interest expense increased $3.0 million, or 57.5%, to $8.2 million in 2007, compared to non-interest expense of $5.2 million in 2006. Non-interest expense increased in all categories as a result of our continued growth. Salaries and employee benefits increased $1.5 million to $4.3 million for the year ended December 31, 2007. This increase is attributable to normal pay increases, hiring of additional staff to meet the needs associated with our growth, including the opening of a full service branch during 2007, and incentive compensation for commercial lenders and branch managers. The Company’s efficiency ratio was 69.8% in 2007 compared to 63.0% in 2006. The efficiency ratio is defined as non-interest expense divided by the sum of net interest income and non-interest income, net of gains and losses on sales of assets.  The deterioration in our efficiency ratio is primarily attributable to the increased expenses described above, which we incurred to position our Bank for anticipated growth

The Company’s net income was $1.57 million in 2007, compared to a net income of $1.16 million in 2006. The net income for the year reflects our continued growth, as average earning assets increased from $188.8 million in 2006 to $299.8 million in 2007. Return on average assets during 2007 was 0.50% compared to a return of 0.59% in 2006. Net income was after an income tax expense of $781,656 in 2007 and an income tax expense of $360,420 in 2006. The income tax expenses for 2007 and 2006 resulted in effective tax rates of 33.3% and 23.8%, respectively. See Notes 1 and 6 to the consolidated financial statements for additional information about income taxes.

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

Rate/Volume Analysis.  Net interest income can be analyzed in terms of the impact of changing interest rates and changing volumes.  The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in the net interest income for the periods presented.

	December 31, 2007 vs. 2006				December 31, 2006 vs. 2005
	Increase (decrease) Due to				Increase (decrease) Due to
			Rate /				Rate /
(Dollars in thousands)	Volume	Rate	Volume	Total	Volume	Rate	Volume	Total
Interest Income
Loans	$7,852	$(59)	$(34)	$7,759	$7,395	$649	$1,056	$9,100
Investment securities (1)	463	5	182	650	10	—	2	12
Federal funds	131	(8)	(1)	122	403	97	88	588
Total Interest Income	$8,446	$(62)	$147	$8,531	$7,808	$746	$1,146	$9,700

Interest Expense
Deposits	$5,001	$429	$295	$5,725	$4,175	$384	$860	$5,419
Other borrowings	—	—	63	63	(1)	(1)	1	(1)
Total Interest Expense	$5,001	$429	$358	$5,788	$4,174	$383	$861	$5,418

Net Interest Income	$3,445	$(491)	$(211)	$2,743	$3,634	$363	$285	$4,282

(1)          For the purpose of this table, the investment securities include marketable and non-marketable securities.

Average Balances, Income and Expenses and Rates.  The following table sets forth, for the years ended December 31, 2007 and 2006, information related to the Company’s average balance sheet and its average yields on earning assets and average costs of interest-bearing liabilities.  Such yields are derived by dividing income or expense by the average balance of the corresponding earning assets or interest-bearing liabilities.  Average balances have been derived from the daily balances throughout the periods indicated.

	2007			2006
	Average	Income /	Yield /	Average	Income /	Yield /
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Earning assets:
Loans (1)	$264,844	$21,403	8.08%	$168,107	$13,644	8.12%
Investment securities (2)	12,067	663	5.49%	330	13	3.94%
Federal funds sold and other	22,914	1,150	5.02%	20,325	1,028	5.06%
Total earning assets	299,825	23,216	7.74%	188,762	14,685	7.79%
Cash and due from banks	4,720			2,984
Premises and equipment	4,953			4,031
Other assets	7,856			1,694
Allowance for loan losses	(3,686)			(2,294)
Total assets	$313,668			$195,177

Liabilities
Interest-bearing liabilities:
Repurchase agreements	$2,315	$63	2.72%	$—	$—	—%
Interest-bearing transaction accounts	11,520	196	1.70%	3,991	59	1.47%
Savings deposits	19,107	648	3.39%	10,234	363	3.55%
Time deposits	228,748	12,162	5.32%	139,535	6,859	4.92%
Total interest-bearing liabilities	261,690	13,069	4.99%	153,760	7,281	4.74%
Demand deposits	18,864			11,429
Accrued interest and other liabilities	2,492			1,627
Total liabilities	283,046			166,816
Shareholders’ equity	30,622			28,361
Total liabilities and shareholders’ equity	$313,668			$195,177

Net interest income		$10,147			$7,404
Net interest spread			2.75%			3.05%
Net interest margin			3.38%			3.92%

(1)          There were $35,172 and $283,934 of loans in non-accrual status as of December 31, 2007 and 2006, respectively.  The effect of fees collected on loans in 2007 and 2006 totaled $654,596 and $527,248, respectively, and increased the annualized yield on loans by 25 basis points from 7.83% for 2007 and by 32 basis points from 7.80% for 2006.  The effect of such fees on the annualized yield on earning assets was an increase of 22 basis points from 7.52% in 2007 and an increase of 28 basis points from 7.51% in 2006.  The effects of such fees on net interest spread were an increase of 22 basis points from 2.53% for 2007 and an increase of 28 basis points from 2.77% for 2006.  The effects of such fees on net interest margin were an increase of 21 basis points from 3.17% for 2007 and an increase of 27 basis points from 3.65% for 2006.

(2)          For the purpose of this table, the investment securities include marketable and non-marketable securities.

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

The following table sets forth the Company’s interest rate sensitivity at December 31, 2007.

		After
		Three	One	Greater
	Within	Through	Through	Than
	Three	Twelve	Five	Five
(Dollars in thousands)	Months	Months	Years	Years	Total
Assets
Earning assets:
Loans, gross	$155,755	$22,856	$112,450	$11,873	$302,934
Investment securities, available for sale	2,001	2,001	11,621	9,221	24,844
Other investments	—	—	—	447	447
Fed Funds	33,665	—	—	—	33,665
Total earning assets	191,421	24,857	124,071	21,541	361,890

Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Repurchase agreements	—	15,000	—	—	15,000
Demand deposits	13,721	—	—	—	13,721
Savings deposits	24,634	—	—	—	24,634
Time deposits	31,712	215,262	17,871	—	264,845
Total interest-bearing liabilities	70,067	230,262	17,871	—	318,200
Period gap	$121,354	$(205,405)	$106,200	$21,541	$43,690
Cumulative gap	$121,354	$(84,050)	$22,150	$43,691	$43,690
Ratio of cumulative gap to total earning assets	33.53%	(23.23)%	6.12%	12.07%	12.07%

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

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive.  The Company is cumulatively liability sensitive over the three-month to twelve-month period and asset sensitive over all periods greater than one year.  However, the Company’s gap analysis is not a precise indicator of its interest sensitivity position.  The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally.  Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

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

Additions to the allowance for loan losses, which are expensed through the provision for loan losses on the Company’s income statement, are made periodically to maintain the allowance at an appropriate level based on management’s analysis of the estimated losses inherent in the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company’s allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers.  The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits.  However, there is no precise method of estimating credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events.  In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently.  In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as seasoning.  As a result, a portfolio of more mature loans will usually behave more predictably than a newer portfolio.  Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels.  If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

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

The following table sets forth certain information with respect to the Company’s allowance for loan losses and the composition of charge-offs and recoveries for the year ended December 31, 2007 and 2006.

Allowance for Loan Losses

(Dollars in thousands)	2007	2006
Total loans outstanding at end of period	$302,934	$217,664
Average loans outstanding	$264,844	$168,107
Balance of allowance for loan losses at beginning of year	$3,091	$1,558
Provision for loan losses	1,188	1,533
Charge-offs	(65)	—
Balance of allowance for loan losses at end of year	$4,214	$3,091
Allowance for loan losses to period end loans	1.39%	1.42%

Non-performing Assets

Non-performing Assets. There were $35,172 and $283,934 of non-accrual loans at December 31, 2007 and December 31, 2006, respectively. There were no loans past due 90 days or more and still accruing interest, or restructured loans at December 31, 2007 or December 31, 2006.

The Company’s policy with respect to non-performing assets is as follows.  Accrual of interest will be discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that the collection of interest is doubtful.  A delinquent loan will generally be placed in non-accrual status when it becomes 90 days or more past due unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest.  When a loan is placed in non-accrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income.  No additional interest will be accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.  When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan to the allowance for loan losses.

Potential Problem Loans.  Potential problem loans are loans that are not included in impaired loans (non-accrual loans or loans past due 90 days or more and still accruing), but about which management has become aware of information about possible credit problems of the borrowers that causes doubt about their ability to comply with current repayment terms. At December 31, 2007 and December 31, 2006, the Company had identified $1,625,150 and $0, respectively, of potential problem loans through its internal review procedures.  The results of this internal review process are considered in determining management’s assessment of the adequacy of the allowance for loan losses.

Non-interest Income and Expense

Non-interest Income.  The largest component of non-interest income was mortgage origination fees which totaled $998,111 and $642,066 for the years ended December 31, 2007 and 2006, respectively.

The following table sets forth the principal components of non-interest income for the years ended December 31, 2007 and 2006.

(Dollars in thousands)	2007	2006
Mortgage origination fees	$998	$642
Service charges on deposit accounts	148	89
Bank-owned life insurance	222	—
Other income	207	112
Total non-interest income	$1,575	$843

Non-interest Expense.  Salaries and employee benefits comprised the largest component of non-interest expense which totaled $4.3 million and $2.8 million for the years ended December 31, 2007 and 2006, respectively.  All of the other categories of non-interest expense totaled $3.9 million and $2.4 million for the years ended December 31, 2007 and 2006, respectively.

The following table sets forth the primary components of non-interest expense for the years ended December 31, 2007 and 2006.

(Dollars in thousands)	2007	2006
Salaries and benefits	$4,336	$2,845
Net occupancy	500	273
Depreciation	601	365
Equipment maintenance and rental	109	57
Advertising	270	240
Professional fees	335	172
Office supplies	146	172
Telephone	145	111
Data processing	603	341
Other	1,139	621
Total non-interest expense	$8,184	$5,197

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets.  Loans also entail greater credit and liquidity risks than most of the Company’s other investments and short-term interest-earning cash and cash equivalents, which management attempts to control and counterbalance.  Loans averaged $264.8 million and $168.1 million in 2007 and 2006, respectively. Total loans were $302.9 million and $217.7 million at December 31, 2007 and 2006, respectively.

The following table sets forth the composition of the loan portfolio by category at December 31, 2007 and 2006 and highlights the Company’s general emphasis on mortgage lending.

2007

2006

		Percent		Percent
(Dollars in thousands)	Amount	Of Total	Amount	Of Total
Real estate – construction	$124,016	40.94%	$69,021	31.71%
Real estate – mortgage	149,369	49.31%	128,709	59.13%
Commercial and industrial	26,095	8.61%	17,239	7.92%
Consumer	3,454	1.14%	2,695	1.24%
Total loans, gross	302,934	100.00%	217,664	100.00%
Allowance for loan losses	(4,214)		(3,091)
Net loans	$298,720		$214,573

The largest component of loans in the Company’s loan portfolio is real estate mortgage loans.  At December 31, 2007 and 2006, real estate mortgage loans, which consist of first and second mortgages on single or multi-family residential dwellings, loans secured by commercial and industrial real estate and other loans secured by multi-family properties and farmland, totaled $149.4 million and $128.7 million, respectively and represented 49.31% and 59.13%, respectively of the total loan portfolio.  In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan.  It is common practice for financial institutions in the Company’s market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral.  This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

The demand for residential and commercial real estate loans in the upstate South Carolina market is strong due to the historically low interest rate environment.  Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans.  They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt.  Cash flows may be affected significantly by general economic conditions (including rising interest rates) and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default.  Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans.  An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Real estate construction loans totaled $124.0 million and $69.0 million at December 31, 2007 and 2006, respectively. In the context of this discussion, a “real estate construction loan” is defined as any loan for construction purposes, secured by real estate.

Commercial and industrial loans totaled $26.1 million and $17.2 million at December 31, 2007 and 2006, respectively and comprised 8.61% and 7.92%, respectively of the total portfolio. In the context of this discussion, a “commercial and industrial loan” is defined as any loan for a non-consumer purpose, not secured by real estate.

The Company’s loan portfolio also includes consumer loans.  At December 31, 2007 and 2006, consumer loans totaled $3.5 million and $2.7 million, respectively and represented 1.14% and 1.24%, respectively of the total loan portfolio.

The Company’s loan portfolio reflects the diversity of its upstate South Carolina market.  The Company’s offices are located in Easley, Spartanburg, Mauldin, Greer, Anderson and Greenville, South Carolina.  Management expects the area to remain stable with continued growth in the near future.  The diversity of the economy creates opportunities for all types of lending.  The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company.  The following tables set forth the Company’s loans maturing within specified intervals at December 31, 2007 and 2006.

2007

		Over One
		Year
		Through	Over
	One Year	Five	Five
(Dollars in thousands)	or Less	Years	Years	Total
Real estate – construction	$66,972	$49,908	$7,136	$124,016
Real estate – mortgage	34,964	93,976	20,429	149,369
Commercial and industrial	13,351	11,313	1,431	26,095
Consumer	1,408	1,262	784	3,454
	$116,695	$156,459	$29,780	$302,934

Loans maturing after one year with:
Fixed interest rates				$132,590
Floating interest rates				53,649
				$186,239

2006

		Over One
		Year
		Through	Over
	One Year	Five	Five
(Dollars in thousands)	or Less	Years	Years	Total
Real estate – construction	$38,797	$27,406	$2,818	$69,021
Real estate – mortgage	28,676	86,726	13,307	128,709
Commercial and industrial	7,215	9,579	445	17,239
Consumer	740	1,292	663	2,695
	$75,428	$125,003	$17,233	$217,664

Loans maturing after one year with:
Fixed interest rates				$101,126
Floating interest rates				41,110
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

Investment Securities and Other Investments. The investment securities portfolio, which averaged $12.0 million and $0.3 million in 2007 and 2006, respectively, is a component of the Company’s total earning assets.  At December 31, 2007 and 2006, the total investment securities portfolio was $25.3 million and $0.4 million, respectively.  Investment securities were primarily marketable investments recorded at their fair value. Other investments consisted of Federal Home Loan Bank of Atlanta (“FHLB”) stock recorded at cost.

The following table sets forth the fair value of the securities held by the Company at December 31, 2007 and 2006.

(Dollars in thousands)	2007	2006
Investment securities	$24,844	$100
Other investments	447	271
Total investment securities portfolio	$25,291	$371

Short-Term Investments.  Short-term investments, which consist primarily of federal funds sold, averaged $22.9 million and $20.3 million in 2007 and 2006, respectively with a weighted average yield of 5.02% and 5.06% in 2007 and 2006, respectively.  These funds are an important source of the Company’s liquidity. Federal funds are generally invested in an earning capacity on an overnight basis. At December 31, 2007 and 2006, federal funds were $33.7 million and $17.9 million at an annualized overnight rate of 4.15% and 5.12%, respectively. The maximum outstanding balance of federal funds sold at any month end during the years 2007 and 2006 was $40.8 million and $30.3 million, respectively.

Deposits

General.  Average interest-bearing liabilities totaled $261.7 million and $153.8 million in 2007 and 2006, respectively.  Average total deposits totaled $278.2 million and $165.2 million during 2007 and 2006, respectively.  At December 31, 2007 and 2006 total deposits were $327.7 million and $217.0 million, respectively.

The following table sets forth the average deposits of the Company by category for the year ended December 31, 2007 and 2006.

	2007		2006
		Average		Average
(Dollars in thousands)	Amount	Rate	Amount	Rate
Non-interest bearing demand	$18,864	—%	$11,429	—%
Interest bearing demand	11,520	1.70%	3,991	1.47%
Savings	19,107	3.39%	10,234	3.55%
Time	228,748	5.32%	139,535	4.92%
Total	$278,239		$165,189

The following table sets forth the deposits of the Company by category as of December 31, 2007 and 2006.

	2007		2006
		% of		% of
(Dollars in thousands)	Amount	Deposits	Amount	Deposits
Non-interest bearing demand	$24,464	7.46%	$14,784	6.81%
Interest bearing demand	13,721	4.19%	5,508	2.54%
Savings	24,634	7.52%	13,868	6.39%
Time deposits less than $100	59,528	18.17%	64,457	29.70%
Time deposits of $100 or over	47,118	14.38%	46,606	21.47%
Brokered deposits	158,199	48.28%	71,808	33.09%
Total	$327,664	100.00%	$217,031	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more and brokered deposits, provide a relatively stable funding source for the Company’s loan portfolio and other earning assets.  The Company’s core deposits were $122.3 million and $98.6 million at December 31, 2007 and 2006, respectively, or 37.3% and 45.4%, respectively of total deposits.  Certificates of deposit of $100,000 or more and brokered deposits are not considered core deposits because their retention can be expected to be heavily influenced by rates offered at renewal.  Due to the developed national market for certificates of deposit, we anticipate being able to either renew or replace these deposits when they renew; however, no assurance can be given that we will be able to replace them with deposits with the same terms.

For the years ended December 31, 2007 and 2006, our non-core deposits included wholesale funding in the form of brokered CDs of $158.2 million and $71.8 million, respectively.  We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships.  The guidelines governing our participation in brokered CD programs are part of our Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the Asset Liability Committee.  These guidelines limit our brokered CDs to 60% of total deposits, dictate that our current interest rate risk profile determines the terms and that we only accept brokered CDs from approved correspondents.  In addition, we do not obtain time deposits through the Internet.  These guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Deposits have been a primary source of funding.  Management anticipates that deposits will continue to be the Company’s primary source of funding in the future.  The Company’s loan-to-deposit ratio was 92.45% and 100.29% at December 31, 2007 and 2006, respectively.  The maturity distribution of the Company’s time deposits of $100,000 or over at December 31, 2007 and 2006, is set forth in the following tables.

Maturities of Certificates of Deposit of $100,000 or More (Including Brokered Deposits)

		After	After
		Three	Six
	Within	Through	Through	After
	Three	Six	Twelve	Twelve
(Dollars in thousands)	Months	Months	Months	Months	Total
December 31, 2007
Certificates of deposit of $100,000 or more	$17,479	$81,361	$98,331	$8,146	$205,317

December 31, 2006
Certificates of deposit of $100,000 or more	$22,282	$50,247	$40,762	$5,123	$118,414

Of the Company’s time deposits of $100,000 or over as of December 31, 2007 and 2006, 8.51% and 18.82% are scheduled maturities within three months, respectively. As of December 31, 2007 and 2006, 96.03% and 95.67%, respectively, of the Company’s time deposits of $100,000 or over had maturities within twelve months.

Other Borrowings

The following table outlines our various sources of borrowed funds during the years ended December 31, 2007, the amounts outstanding at the end of each period and the weighted-average interest rates paid for each borrowing source. During and as of the year-ended December 31, 2006, the Bank had no borrowed funds from any of these various sources.

Period-
	Ending	End
(Dollars in thousands)	Balance	Rate
December 31, 2007
Federal Home Loan Bank advances	$—	—%
Federal funds purchased	—	—%
Securities sold under agreement to repurchase	15,000	2.58%

Capital

The FRB and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.

The FRB guidelines contain an exemption from the capital requirements for “small bank holding companies” which in 2006 were amended to cover most bank holding companies with less than $500 million in total assets that do not have a material amount of debt or equity securities outstanding registered with the SEC.  Although our class of common stock is registered under Section 12 of the Securities Exchange Act, we believe that because our stock is not listed on any exchange the FRB will interpret its new guidelines to mean that we qualify as a small bank holding company.  Nevertheless, our Bank remains subject to these capital requirements.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Regardless, our Bank is “well capitalized” under these minimum capital requirements as set per bank regulatory agencies.

Under the capital adequacy guidelines, regulatory capital is classified into two tiers.  These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets.  Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets.  In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset.  Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations.  We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

At the bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies.  To be considered “adequately capitalized” under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital.  In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%.  To be considered “well-capitalized,” we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Bank exceeded the regulatory capital requirements at December 31, 2007 and 2006 as set forth in the following table.

Analysis of Capital and Capital Ratios

(Dollars in thousands)	2007	2006
Tier 1 capital	$30,102	$27,528
Tier 2 capital	4,214	2,993
Total qualifying capital	$34,316	$30,521

Risk-adjusted total assets (including off-balance sheet exposures)	$337,586	$239,344

Total risk-based capital ratio	10.17%	12.75%
Tier 1 risk-based capital ratio	8.92%	11.50%
Tier 1 leverage ratio	8.26%	11.49%

Off-Balance Sheet Risk

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank’s customers at predetermined interest rates for a specified period of time.  At December 31, 2007 and 2006, the Bank had issued commitments, including standby letters of credit, to extend credit of $52.5 million and $40.7 million, respectively through various types of commercial lending arrangements.

The following tables set forth the length of time until maturity for unused commitments to extend credit at December 31, 2007 and 2006.

		After	After
		One	Three		Greater
	Within	Through	Through	Within	Than
	One	Three	Twelve	One	One
(Dollars in thousands)	Month	Months	Months	Year	Year	Total
December 31, 2007
Unused commitments to extend credit	$2,479	$891	$17,370	$20,740	$28,603	$49,343
Standby letters of credit	578	833	—	1,411	1,766	3,177
	$3,057	$1,724	$17,370	$22,151	$30,369	$52,520

December 31, 2006
Unused commitments to extend credit	$1,224	$1,677	$10,527	$13,428	$24,500	$37,928
Standby letters of credit	321	—	2,414	2,735	45	2,780
	$1,545	$1,677	$12,941	$16,163	$24,545	$40,708

Approximately $37.6 million and $23.5 million of these commitments to extend credit had variable rates as of December 31, 2007 and 2006, respectively.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower.  Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of its financial statements.  Significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2007, included in this Annual Report to Shareholders, and as filed with the Company’s Annual Report on Form 10-KSB.  Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies.  The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
CommunitySouth Financial Corporation and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of CommunitySouth Financial Corporation (formerly known as CommunitySouth Bancshares, Inc.) and Subsidiary (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CommunitySouth Financial Corporation and Subsidiary as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 included in the accompanying Management’s Report on Internal Controls Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ Elliott Davis

Elliott Davis
Greenville, South Carolina
March 27, 2008

COMMUNITYSOUTH FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006

Assets

Cash and cash equivalents
Cash and due from bank	$6,486,676	$3,116,070
Federal funds sold	33,665,005	17,925,000
Total cash and cash equivalents	40,151,681	21,041,070
Investment securities, available for sale	24,844,007	100,000
Other investments, at cost	446,800	270,800
Loans, net	298,720,357	214,573,046
Accrued interest receivable	2,092,066	1,177,802
Property and equipment, net	5,073,685	4,743,166
Bank-owned life insurance	5,226,806	5,004,758
Other assets	1,311,799	1,362,641

Total assets	$377,867,201	$248,273,283

Liabilities and Shareholders’ Equity

Liabilities
Deposit
Non-interest bearing	$24,464,433	$14,784,450
Interest bearing	303,199,212	202,246,738
Total deposits	327,663,645	217,031,188
Repurchase agreements	15,000,000	—
Accrued expenses	427,380	100,330
Accrued interest payable	3,238,298	1,425,106
Other liabilities	66,742	21,704

Total liabilities	346,396,065	218,578,328

Commitments and contingencies	—	—

Shareholders’ Equity
Preferred stock, par value $.01 per share 10,000,000 shares authorized, no shares issued	—	—
Common stock, par value $.01 per share 10,000,000 shares authorized; 4,698,697 and 4,697,697 issued and outstanding at December 31, 2007 and December 31, 2006	46,987	46,977
Additional paid-in capital	29,691,467	29,635,458
Accumulated other comprehensive income	152,050	—
Retained earnings	1,580,632	12,520

Total shareholders’ equity	31,471,136	29,694,955

Total liabilities and shareholders’ equity	$377,867,201	$248,273,283

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2007	2006
Interest income
Interest and fees on loans	$21,402,981	$13,643,910
Interest and dividends on investments	1,813,059	1,041,379
Total interest income	23,216,040	14,685,289

Interest expense - deposits	13,068,585	7,281,015

Net interest income	10,147,455	7,404,274

Provision for loan losses	1,188,000	1,532,500

Net interest income after provision for loan losses	8,959,455	5,871,774

Non-interest income
Mortgage origination fees	998,111	642,066
Other	576,109	200,444
Total non-interest income	1,574,220	842,510

Non-interest expense
Salaries and benefits	4,336,105	2,844,483
Occupancy	500,458	272,919
Depreciation	601,017	365,122
Equipment maintenance and rental	108,856	56,662
Advertising	269,860	239,865
Professional fees	334,978	172,228
Office supplies	145,633	172,364
Telephone	144,771	111,272
Data processing	602,975	341,369
Other	1,139,254	620,560
Total non-interest expense	8,183,907	5,196,844

Income before income taxes	2,349,768	1,517,440

Income tax expense	781,656	360,420

Net income	$1,568,112	$1,157,020

Earnings per share (1)
Basic	$0.33	$0.25
Diluted	$0.31	$0.22
Weighted average basic shares outstanding (1)	4,698,634	4,686,807
Weighted average diluted shares outstanding (1)	5,126,601	5,144,536

(1)   Adjusted for 5-for-4 stock splits effective January 16, 2007 and January 16, 2006.

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

For the years ended December 31, 2007 and December 31, 2006

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings /	Total Shareholders’	Total Comprehensive
	Shares(1)	Amount(1)	Capital	Income	(Deficit)	Equity	Income
Balance at December 31, 2005	4,681,069	$46,811	$29,383,999	$—	$(1,144,500)	$28,286,310

Net income	—	—	—	—	1,157,020	1,157,020	$1,157,020

Other comprehensive income:

Unrealized gains on securities	—	—	—	—	—	—	—

Total comprehensive income							$1,157,020

Stock option compensation	—	—	140,400	—	—	140,400

Cash paid for fractional shares	(417)	(5)	(1,097)	—	—	(1,102)

Stock options exercised, including income tax benefit of $27,200	17,045	171	112,156	—	—	112,327

Balance at December 31, 2006	4,697,697	46,977	29,635,458	—	12,520	29,694,955

Net income	—	—	—	—	1,568,112	1,568,112	$1,568,112

Other comprehensive income:

Unrealized gains on securities, net of income taxes of $89,200	—	—	—	152,050	—	152,050	152,050

Total comprehensive income							$1,720,162

Stock option compensation	—	—	55,320	—	—	55,320

Cash paid for fractional shares	—	—	(5,701)	—	—	(5,701)

Stock options exercised	1,000	10	6,390	—	—	6,400

Balance at December 31, 2007	4,698,697	$46,987	$29,691,467	$152,050	$1,580,632	$31,471,136

(1)   Adjusted for 5-for-4 stock splits effective January 16, 2007 and January 16, 2006.

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2007	2006
Operating activities
Net income	$1,568,112	$1,157,020
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,188,000	1,532,500
Stock based compensation	55,320	140,400
Depreciation	601,017	365,122
Appreciation of bank-owned life insurance	(222,048)	—
Deferred income tax benefit	(275,892)	(412,072)
Increase in accrued interest receivable	(914,264)	(733,416)
Increase in accrued interest payable	1,813,192	227,520
Increase (decrease) in accrued expenses	327,050	(102,063)
Decrease (increase) in other assets	237,534	(614,426)
Increase (decrease) in other liabilities	45,038	(146,026)
Net cash provided by operating activities	4,423,059	1,414,559

Investing activities
Net increase in loans outstanding	(85,335,311)	(101,959,915)
Purchase of bank owned life insurance	—	(5,004,758)
Purchase of investments and FHLB stock	(24,678,757)	(288,100)
Purchase of property and equipment	(931,536)	(2,450,160)
Net cash used in investing activities	(110,945,604)	(109,702,933)

Financing activities
Net increase in deposit accounts	110,632,457	110,058,886
Increase in repurchase agreements	15,000,000	—
Cash paid for fractional shares	(5,701)	(1,102)
Stock options exercised	6,400	112,327
Net cash provided by financing activities	125,633,156	110,170,111

Net increase in cash and cash equivalents	19,110,611	1,881,737

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,041,070	19,159,333

CASH AND CASH EQUIVALENTS, END OF YEAR	$40,151,681	$21,041,070

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$11,255,393	$7,053,495
Income taxes	$900,197	$1,254,146

SCHEDULE OF NON-CASH TRANSACTIONS:
Unrealized gain on investment securities, net of income taxes	$152,050	$—

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Organization - CommunitySouth Financial Corporation (the “Company”) is a South Carolina corporation organized for the purpose of owning and controlling all of the capital stock of CommunitySouth Bank and Trust (the “Bank”).  The Bank is a state chartered bank organized under the laws of South Carolina.  From inception on March 20, 2004 through January 18, 2005, the Company engaged in organizational and pre-opening activities necessary to obtain regulatory approvals and to prepare its subsidiary, the Bank, to commence business as a financial institution.  The Company received approval from the Federal Deposit Insurance Corporation (“FDIC”), the Federal Reserve Board (“FRB”) and the State Board of Financial Institutions in January 2005.

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

Basis of Presentation - The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Principles of Consolidation - The consolidated financial statements include the accounts of CommunitySouth Financial Corporation, the parent company, and CommunitySouth Bank and Trust, its wholly owned subsidiary. All significant intercompany items have been eliminated in the consolidated financial statements.

Management’s Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Disclosure Regarding Segments - The Company reports as one operating segment, as management reviews the results of operations of the Company as a single enterprise.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, short-term interest bearing deposits and federal funds sold. Cash and cash equivalents have an original maturity of three months or less.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

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

The Company’s investment portfolio consists of both marketable and non-marketable equity securities.  Management believes credit risk associated with the equity securities is not significant. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions.  Management believes credit risk associated with correspondent accounts is not significant.

Investment Securities – The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).  The statement requires investments in equity and debt securities to be classified into three categories:

1.               Available for sale securities: These are securities that are not classified as either held to maturity or as trading securities.  These securities are reported at fair market value.  Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders’ equity (accumulated other comprehensive income).

2.               Held to maturity securities: These are investment securities that the company has the ability and intent to hold until maturity.  These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts.

3.               Trading securities: These are securities that are bought and held principally for the purpose of selling in the near future.  Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement.  The company has no trading securities.

Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.   Premiums and discounts are amortized or accrued into interest income by a method that approximates a level yield.

Other Investments – CommunitySouth Bank and Trust, as a member institution, is required to own stock investments in the FHLB.  Investment in the FHLB is a condition of borrowing from the FHLB, and the stock is pledged to collateralize such borrowings.  No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.  At December 31, 2007 and 2006, the Company’s investment in FHLB stock was $446,800 and $270,800, respectively. The dividend received on this stock is included in interest and dividends on investments.

Loans Receivable - Loans are stated at their unpaid principal balance less an allowance for loan losses and net deferred loan origination fees.  Interest income is computed using the simple interest method and is recorded in the period earned. Loan origination fees collected and certain loan origination costs are deferred and the net amount is accreted as income using a method that approximates the level yield method over the life of the related loans.

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” (“SFAS 114”) loans are considered to be impaired when, in management’s judgment and based on current information, the full collection of principal and interest becomes doubtful.  A loan is also considered impaired if its terms are modified in a troubled debt restructuring.  Impaired loans are placed in non-performing status, and future payments are applied to principal until such time as collection of the obligation is no longer doubtful. Interest accrual resumes only when loans return to performing status.  To return to performing status, loans must be fully current, and continued timely payments must be a reasonable expectation.  Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated.  When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income.  Cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

The Company identifies impaired loans through its normal internal loan review process.  Loans on the Company’s potential problem loan list are considered potentially impaired loans.  These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected.  Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.  Management has determined that the Company had $35,172 and $283,934 in impaired loans at December 31, 2007 and 2006, respectively.

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experiences, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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

Bank-Owned Life Insurance - The Company has purchased life insurance policies on certain key employees.  These policies are recorded in other assets at their cash surrender value, or the amount that can be realized.  Income from these policies and changes in the net cash surrender value are recorded in non-interest income.

Advertising - Advertising, promotional, and other business development costs generally are expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Property and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation.  Depreciation expense is computed using the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 10 years.  Leasehold improvements are amortized over the life of the lease.  Maintenance and repairs are charged to current expense.  The costs of major renewals and improvements are capitalized.

Residential Loan Origination Fees - The Company offers residential loan origination services to its customers in its immediate market area.  The loans are offered on terms and prices offered by the Company’s correspondents and are closed in the name of the correspondents. The Company receives fees for services it provides in conjunction with the origination services it provides.  The fees are recognized at the time the loans are closed by the Company’s correspondent.

Income Taxes - The consolidated financial statements have been prepared on the accrual basis.  When income and expenses are recognized in different periods for financial reporting purposes versus for the purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences.  The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”).

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) to clarify the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions taken or expected to be taken in an its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company’s financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Under SFAS 109 and FIN 48, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns.  Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years.  Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.  Income taxes deferred to future years are determined utilizing an asset and liability approach.  This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and net operating loss carry-forwards.

Earnings Per Share - Basic earnings per share represents the net income allocated to shareholders divided by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share reflect the impact of additional common shares that would have been outstanding if dilutive potential common shares had been issued.  Potential common shares that may be issued by the Company relate to both outstanding warrants and stock options, and are determined using the treasury stock method.

Stock–based Compensation - On January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, to account for compensation costs under its stock option plans.  The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) (“APB 25”).  Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company’s stock options because the option exercise price in its plans equaled the market price on the date of grant.  Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS No. 123(R) had been utilized.

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

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit.  These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Standards - The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company’s accounting measurements but it is expected to result in additional disclosures.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, “Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (“EITF 06-5”).  EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract.  EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008.  The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, The FASB ratified the consensuses reached by the FASB’s Emerging Issues Task Force (“EITF”) relating to EITF 06-4, “Accounting for the Deferred Compensation and Post-retirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”).  Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board (“APB”) Opinion No. 12, “Omnibus Opinion–1967” (if the arrangement is, in substance, an individual deferred compensation contract).  Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings.  This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements” (“EITF 06-10”). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive agreement with the employee.  In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In November 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (“SAB 109”). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings.  SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company’s mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” (“SFAS 141(R)”) which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting non-controlling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financials statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interests. SFAS 160 is effective for the Company on January 1, 2009.  Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory.  There are three main components of economic risk:  interest rate risk, credit risk and market risk.  The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets.  Credit risk is the risk of default on the Company’s loan portfolio that results from borrower’s inability or unwillingness to make contractually required payments.  Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

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

Reclassifications - Certain captions and amounts in the prior financial statements were reclassified to conform with the 2007 presentation. Such reclassifications had no effect on previously reported net income or shareholders’ equity.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the FRB. At December 31, 2007 and 2006, these required reserves were met by vault cash.

NOTE 3 – INVESTMENT SECURITIES

The amortized costs and fair values of investment securities are as follows:

	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
As of December 31, 2007
Available for sale
Government sponsored enterprises	$15,488,584	$136,049	$—	$15,624,633
Mortgage-backed	9,014,173	115,428	10,227	9,119,374
Marketable securities	100,000	—	—	100,000
Total Available for sale	$24,602,757	$251,477	$10,227	$24,844,007

As of December 31, 2006
Available for sale
Marketable securities	$100,000	$—	$—	$100,000
Total Available for sale	$100,000	$—	$—	$100,000

The amortized costs and fair values of investment securities available for sale at December 31, 2007, by contractual maturity, are shown below.

	December 31, 2007
	Amortized	Fair
	Cost	Value
Available for sale
Due within one year(1)	$4,093,646	$3,555,000
Due after one through five years	11,494,940	11,622,834
Due after five through ten years	6,755,981	6,293,676
Due after ten years	2,258,190	3,372,497
Total Available for sale	$24,602,757	$24,844,007

(1)   Marketable securities are included as due within one year.

The table below summarizes gross unrealized losses on investment securities and the fair market value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007.

	Less than 12 months		12 months or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Gain/(Loss)	Value	Gain/(Loss)
As of December 31, 2007
Available for sale
Mortgage-backed	$9,119,374	$10,227	$—	$—	$9,119,374	$10,227
Total Available for sale	$9,119,374	$10,227	$—	$—	$9,119,374	$10,227

At December 31, 2007, the Company had mortgage-backed securities in an unrealized loss position.  The Company believes, based on industry analyst reports and credit ratings that the deterioration in value is attributed to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.  The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

No investment securities were sold during 2007 or 2006. Accordingly, no gains or losses were recorded. At December 31, 2007, there were $16.0 million of securities pledged as collateral for repurchase agreements from brokers. There were no securities pledged as collateral for repurchase agreements from brokers at December 31, 2006.

Management limits its credit risk by generally investing its portfolio principally in obligations of the United States of America, its agencies or it corporations. Included in the investment portfolio at December 31, 2007, are mortgage-backed securities issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation totaling $5.7 million and $3.3 million, respectively.

NOTE 4 – OTHER INVESTMENTS

Other investments consisted of FHLB stock with a cost of $446,800 and $270,800 at December 31, 2007 and 2006, respectively.  All of the FHLB stock is used to collateralize advances with the FHLB.

NOTE 5 – LOANS RECEIVABLE

Major classifications of loans receivable for the years ended December 31, 2007 and 2006 are summarized as follows:

	December 31,
	2007	2006
Real estate - construction	$124,016,089	$69,020,976
Real estate - mortgage	149,369,530	128,708,578
Commercial and industrial	26,094,711	17,238,551
Consumer and other	3,453,574	2,695,441
Total loans, gross	302,933,904	217,663,546
Less allowance for loan losses	(4,213,547)	(3,090,500)
Total loans, net	$298,720,357	$214,573,046

Loans are stated net of deferred fees and costs.

The Bank had $35,172 and $283,934 of loans classified as non-accrual status as of December 31, 2007 and 2006, respectively.  At December 31, 2007 and 2006, loans past due 90 days or more amounted to $10,644 and $0, respectively. See additional disclosures regarding Loans Receivable and Allowance for Loan Losses in Note 1.

Activity in the allowance for loan losses during the years ended December 31, 2007 and 2006 is summarized below:

	Year ended December 31,
	2007	2006
Balance, beginning of year	$3,090,500	$1,558,000
Provision charged to operations	1,188,000	1,532,500
Charge-offs	(64,953)	—
Balance, end of year	$4,213,547	$3,090,500

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2007	2006
Land	$785,811	$785,811
Buildings and leasehold improvements	2,837,874	2,594,269
Property and equipment	2,562,922	1,889,284
Construction in progress	—	1,028
Total	6,186,607	5,270,392
Less, accumulated depreciation	(1,112,922)	(527,226)
Property and equipment, net	$5,073,685	$4,743,166

The Company recorded $601,017 and $365,122 in depreciation expense of property and equipment for the years ended December 31, 2007 and 2006, respectively.

NOTE 7 – DEPOSITS

The following table sets forth the deposits of the Company by category as of December 31, 2007 and 2006.

	December 31,
	2007	2006
Non-interest bearing demand	$24,463,939	$14,784,450
Interest bearing demand	13,720,505	5,508,164
Savings	24,634,385	13,867,588
Time deposits less than $100,000	59,528,027	64,456,550
Time deposits of $100,000 or over	47,117,789	46,606,436
Brokered deposits	158,199,000	71,808,000
Total deposits	$327,663,645	$217,031,188

Deposits from outside the Company’s market area obtained through brokers amounted to 48.28% and 33.09% of total deposits at December 31, 2007 and 2006, respectively.

At December 31, 2007, the scheduled maturities of certificates of deposit were as follows:

Maturing In:	Amount
2008	$246,973,881
2009	17,848,513
2010	—
2011	16,904
2012	5,518
Thereafter	—
Total	$264,844,816

NOTE 8 – REPURCHASE AGREEMENTS

At December 31, 2007, the Bank had sold $15.0 million of securities under agreements to repurchase with brokers with a weighted average rate of 2.58% and an average maturity of 82 months.  The maximum amount outstanding at any month-end was $15.0 million.  These agreements were secured with approximately $16.0 million of investment securities.

As of and for the year-ended December 31, 2006, the Bank had no securities under agreements to repurchase with brokers.

NOTE 9 – INCOME TAXES

Income tax expense for the year ended December 31, 2007 and 2006 is summarized as follows:

	2007	2006
Current portion:
Federal	$984,495	$719,826
State	73,053	52,666
Total current income tax expense	1,057,548	772,492
Deferred income tax expense (benefit)	(275,892)	(412,072)
Income tax expense	$781,656	$360,420

A reconciliation between the income tax expense and the amount is computed by applying the Federal statutory rate of 34% for 2007 and 2006 to income before income taxes follows:

	2007	2006
Federal income tax expense at statutory rate	$798,921	$515,930
State income taxes, net of federal benefit	48,216	34,760
Valuation allowance change	—	(272,884)
Other	(65,481)	82,614
Income tax expense	$781,656	$360,420

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2007	2006
Deferred tax assets
Allowance for loan losses	$1,122,861	$765,087
Organization and start-up costs	114,168	143,904
Accrued interest on non-accrual loans	1,552	6,527
Other	33,497	—
Total deferred tax assets	1,272,078	915,518

Deferred tax liabilities
Loan origination costs	(88,236)	(79,579)
SFAS No. 115 mark-to-market adjustment	(89,200)	—
Depreciation	(89,512)	(27,371)
Prepaid expenses	(67,238)	(57,348)
Total deferred tax liabilities	(334,186)	(164,298)
Net deferred tax asset	$937,892	$751,220

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value.  As of December 31, 2007 and 2006, management has determined that no valuation allowance is required as it is more likely than not that the recorded net deferred tax assets will be realized in full. The net deferred tax asset is included in the caption “other assets” on the balance sheet.

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 10 – LEASES

The Company leases branch locations in Spartanburg, Mauldin, Anderson, Greer and Greenville as well as the loan operations center in Easley. The initial lease terms range from three to ten years with various renewal options. The minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years and in the aggregate are:

2008	$337,457
2009	353,771
2010	332,364
2011	331,862
2012	345,471
Thereafter	1,288,756
Total minimum future rental payments	$2,989,681

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business.  Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 12 – RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) (“affiliates”) are loan customers in the normal course of business with the Bank.  These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability.  As of December 31, 2007 and 2006 the Bank had related party loans totaling $21,946,890 and $15,250,850, respectively.  During 2007, advances on related party loans totaled $11,026,237 and repayments were $4,330,197. During 2006, advances on related party loans totaled $9,435,115 and repayments were $4,886,549.

Both at December 31, 2007 and 2006, affiliates had deposits with the Bank in the amount of $3.7 million.

The Company also enters into other transactions in the ordinary course of business with affiliates.  Company policy requires transactions with affiliates to be on terms no more favorable than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.  The following are transactions entered into with affiliates during the years ended December 31, 2007 and 2006:

•

The Spartanburg branch location was leased from a partnership in which two Company directors have a partnership interest. Lease payments on that office totaled $80,000 and $78,000 for the years ended December 31, 2007 and 2006, respectively.

•

The loan operations center in Easley was leased from a partnership in which a Company director has a partnership interest. Lease payments on that office totaled $24,000 for the year ended December 31, 2007. There were no lease payments on the loan operations center during the year ended December 31, 2006.

•	The Company leased the site for its temporary headquarters and banking facility in Easley from a director. Lease payments under this lease totaled $20,658 for the year ended December 31, 2006.
•

The permanent headquarters and branch office in Easley was completed as of May 19, 2006 by a company owned by one of our directors at a contract cost of $1,974,059, which Management concluded was the fair market price.

NOTE 13 – SHARES OUTSTANDING AND EARNINGS PER SHARE

On January 16, 2006, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2005. On January 16, 2007, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2006. All share and per share data has been adjusted for all periods prior to the splits.

Basic earnings per share is computed by dividing the net income by the weighted-average number of common shares outstanding.  Diluted earnings per share is computed by dividing the net income by the sum of the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method.  Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options.

The following is the basic and diluted income per share computation:

	December 31,
	2007	2006
Net income to common shareholders	$1,568,112	$1,157,020

Weighted-average common shares outstanding – basic	4,698,634	4,686,807

Weighted-average common shares outstanding – diluted	5,126,601	5,144,536

Earnings per share – basic	$0.33	$0.25

Earnings per share – diluted	$0.31	$0.22

NOTE 14 – STOCK COMPENSATION PLANS

Upon completion of the offering, the Company agreed to issue warrants to the organizing directors for the purchase of one share of common stock at $6.40 per share for every two shares purchased in the stock offering, up to a maximum of 15,625 warrants per director. The warrants were fully vested 120 days after January 18, 2005 and will expire on January 18, 2015.  Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Company (365 days if due to death or disability). The Company issued a total of 171,404 warrants.  In addition, the Company has adopted a stock option plan.  As of December 31, 2007 the Company has 761,493 outstanding options to employees and directors. On January 16, 2006 the company adopted a resolution that terminated the “evergreen” provision of the Company 2005 Stock Incentive Plan. As a result, the number of shares of common stock issuable under the plan shall not be further increased in connection with any future share issuances by the company. The exercise price of each option is equal to the market price of the Company’s stock on the date of grant. The maximum term is ten years, and they vest in no greater than five years. When necessary, the Company may purchase shares on the open market to satisfy share option exercises. During the ensuing year, the Company is expected to acquire no shares.

The table set forth below summarizes stock option activity for the Company’s stock compensation plans for the years ended December 31, 2007 and 2006 as adjusted for all stock splits.

	Stock Options		Warrants
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding at December 31, 2005	721,672	$6.54	171,404	$6.40
Granted	34,038	13.99	—	—
Forfeited	(887)	11.18	—	—
Exercised	(16,810)	6.59	—	—
Outstanding at December 31, 2006	738,013	6.87	171,404	6.40
Granted	37,173	15.33	—	—
Forfeited	(12,693)	13.31	—	—
Exercised	(1,000)	6.40	—	—
Outstanding at December 31, 2007	761,493	7.17	171,404	6.40

The table set forth below summarizes non-vested stock options as of December 31, 2007 and 2006.

	Weighted-Average	Fair
	Number	Value
Outstanding at December 31, 2005	7,343	$4.97
Granted	34,038	5.93
Vested during the year	(29,431)	5.84
Forfeited during the year	(450)	6.39
Outstanding at December 31, 2006	11,500	6.47
Granted	37,173	6.88
Vested during the year	(2,300)	6.44
Forfeited during the year	(4,100)	7.06
Outstanding at December 31, 2007	42,273	6.79

As of December 31, 2007, there was $255,917 in total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 49 months. As of December 31, 2006, there was $62,627 in total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 56 months.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for 2007 and 2006:  dividend yield of 0%, expected term of 10 years, risk-free interest rate of 5.0%, expected life of 10 years, and expected volatility of 20%.

The following table summarizes information about stock options outstanding under the Company’s plans at December 31, 2007 and 2006 as adjusted for the 5-for-4 stock splits effective January 16, 2006 and January 16, 2007.

2007	Outstanding	Exercisable
Number of options	761,493	719,220
Weighted average remaining life	7.35 years	7.25 years
Weighted average exercise price	$7.17	$6.71
High exercise price	$16.80	$16.80
Low exercise price	$6.40	$6.40

2006	Outstanding	Exercisable
Number of options	738,013	726,513
Weighted average remaining life	8.27 years	8.26 years
Weighted average exercise price	$6.87	$6.75
High exercise price	$16.80	$16.80
Low exercise price	$6.40	$6.40

Cash received from the exercise of options during the year was $6,400. The intrinsic value of options exercised during 2007 and 2006 was $2,880 and $50,480, respectively.

At December 31, 2007, all of the 171,404 warrants were exercisable and had an average remaining life of 7.05 years. At December 31, 2006, all of the 171,404 warrants were exercisable and had an average remaining life of 8.05 years.

NOTE 15 – EMPLOYEE BENEFIT PLAN

The Bank maintains an employee benefit plan for all eligible employees of the Bank under the provisions of Internal Revenue Code Section 401(k).  The CommunitySouth 401(k) Plan (the “Plan”), adopted in 2006, allows for employee contributions.  The Bank matches 25% of employee contributions up to a maximum of 1.25% of annual compensation.  A total of $31,495 and $28,539 was charged to operations in 2007 and 2006, respectively, for the Company’s matching contribution.  Employees are immediately vested in their contributions to the Plan and become fully vested in the employer matching contribution after five years of service.

NOTE 16 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Bank’s financial condition.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.  Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets.  Tier 2 capital consists of the allowance for loan losses subject to certain limitations.  Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.  The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio.  Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%.  All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2007, the most recent notification from the Bank’s primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events that management believes have changed the Bank’s category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2007.

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007
Tier 1 capital (to risk-weighted assets)	$30,102,000	8.92%	$13,503,000	4.00%	$20,255,000	6.00%
Total capital (to risk-weighted assets)	34,316,000	10.17	27,007,000	8.00	33,759,000	10.00
Tier 1 capital (to average assets)	30,102,000	8.26	14,573,000	4.00	18,217,000	5.00
December 31, 2006
Tier 1 capital (to risk-weighted assets)	$27,528,000	11.50%	$9,574,000	4.00%	$14,361,000	6.00%
Total capital (to risk-weighted assets)	30,521,000	12.75	19,148,000	8.00	23,934,000	10.00
Tier 1 capital (to average assets)	27,528,000	11.49	9,582,000	4.00	11,978,000	5.00

The FRB has similar requirements for bank holding companies. The Company currently is not subject to these requirements because the FRB applies its guidelines on a bank-only basis for bank holding companies with less than $500 million in consolidated assets.

NOTE 17 – UNUSED LINES OF CREDIT

As of December 31, 2007 and 2006, the Bank had unused lines of credit to purchase federal funds from unrelated banks totaling $15,000,000 and $11,125,000, respectively.  These lines of credit are available on a one to fourteen day basis for general corporate purposes.  As of December 31, 2007 and 2006, the Bank has no funds drawn from these lines. The Company also has a line of credit to borrow funds from the FHLB up to 10% of the Bank’s total assets subject to available collateral; availability under this facility totaled $34,670,000 and $20,292,000 as of December 31, 2007 and 2006, respectively.  As of December 31, 2007 and 2006, the Bank had not drawn any advances on this line.

NOTE 18 – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of CommunitySouth Financial Corporation to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank.  However, there are restrictions on the ability of the Bank to transfer funds to CommunitySouth Financial Corporation in the form of cash dividends, loans, or advances.  As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts.  In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital.  At December 31, 2006, the Bank was no longer prohibited from declaring a dividend because it had a surplus of $105,369. At December 31, 2007, the Bank’s surplus exceeded its stated capital by $1,970,050.

NOTE 19 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist of commitments to extend credit and standby letters of credit.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The Company’s exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument.  Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments.  Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities.  The Company has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor and no contingent liability was considered necessary, as such amounts were not considered material.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Company’s off-balance sheet financial instruments whose contract amounts represent credit risk:

	December 31,
	2007	2006

Commitments to extend credit	$49,342,960	$37,928,398

Standby letters of credit	$3,176,854	$2,780,068

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), requires disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value.  SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash, or other financial instruments.  Certain items are specifically excluded from the disclosure requirements, including the Company’s common stock, premises and equipment, accrued interest receivable and payable, and other assets and liabilities.

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

The Company has used management’s best estimate of fair value based on the above assumptions.  Thus, the fair values presented may not be the amounts, which could be realized, in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair values presented.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of marketable equity securities are valued using quoted fair market prices.

Other Investments - The carrying value of non-marketable equity securities approximates the fair value since no ready market exists for the stocks.

Bank-owned Life Insurance - The cash surrender value of life insurance policies held by the Bank approximates fair values of the policies.

Loans receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts.  The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date.  The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Repurchase Agreements - The carrying value of these instruments is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company’s financial instruments at December 31, 2007 and 2006 are shown in the following table.

	Carrying	Estimated
	Amount	Fair Value
December 31, 2007
Financial Assets
Cash and due from banks	$6,486,676	$6,486,676
Federal funds sold	33,665,005	33,665,005
Investment securities, available for sale	24,844,007	24,884,007
Other investments	446,800	446,800
Loans, gross	302,933,904	302,838,045
Bank-owned life insurance	5,226,806	5,226,806

Financial Liabilities
Demand deposit, interest-bearing transaction, and savings accounts	$62,819,326	$62,819,326
Certificates of deposit and other time deposits	264,844,319	265,698,742
Repurchase agreements	15,000,000	15,041,667

December 31, 2006
Financial Assets
Cash and due from banks	$3,116,070	$3,116,070
Federal funds sold	17,925,000	17,925,000
Investment securities, available for sale	100,000	100,000
Other investments	270,800	270,800
Loans, gross	217,663,546	207,171,479
Bank-owned life insurance	5,004,758	5,004,758

Financial Liabilities
Demand deposit, interest-bearing transaction, and savings accounts	$34,160,201	$34,160,201
Certificates of deposit and other time deposits	182,870,987	182,652,496

NOTE 21 – COMMUNITYSOUTH FINANCIAL CORPORATION (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for CommunitySouth Financial Corporation (Parent Company only).

Condensed Balance Sheets

	December 31,
	2007	2006
Assets
Cash	$94,125	$993,426
Investment securities, available for sale	100,000	100,000
Investment in the Bank	31,280,850	28,605,368
Other assets	6,692	6,692
Total assets	$31,481,667	$29,705,486

Liabilities and shareholders’ equity
Other liabilities	$10,531	$10,531
Shareholders’ equity	31,471,136	29,694,955
Total liabilities and shareholders’ equity	$31,481,667	$29,705,486

Condensed Statements of Income

For the years ended December 31, 2007 and December 31, 2006

	2007	2006
Income	$—	$289

Expenses	(55,320)	(140,399)

Income (loss) before income taxes and equity in undistributed income of the Bank	(55,320)	(140,110)

Equity in undistributed income of the Bank	1,623,432	1,170,353

Net income before taxes	1,568,112	1,030,243

Income tax expense (benefit)	—	(126,777)

Net income	$1,568,112	$1,157,020

Condensed Statements of Cash Flows

For the year ended December 31, 2007 and December 31, 2006

	2007	2006
Cash flows from operating activities
Net income	$1,568,112	$1,157,020
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in other assets	—	124,837
Stock based compensation	55,320	140,400
Equity in undistributed income of the Bank	(1,623,432)	(1,170,353)
Decrease in other liabilities	—	(140,527)
Net cash provided by operating activities	—	111,377

Cash flows from investing activities
Purchase of investments	—	(100,000)
Transfer of property and equipment	—	1,444,910
Investments in Bank subsidiary	(900,000)	(8,000,000)
Net cash used in investing activities	(900,000)	(6,655,090)

Cash flows from financing activities
Cash paid for fractional shares	(5,701)	(1,102)
Stock options exercised	6,400	112,327
Net cash provided by financing activities	699	111,225

Net decrease in cash and cash equivalents	(899,301)	(6,432,488)

Cash and cash equivalents, beginning of year	993,426	7,425,914

Cash and cash equivalents, end of year	$94,125	$993,426

Contributors

CommunitySouth Bank & Trust Employees

Brenda Adkins	Jennifer Kennedy
Crystal Alexander	Kathy King
Barbra Anderson	Jeff Kirby
Brandi Anderson	Gayle Lee
Diane Auletti	Barbara Marcy
Greg Bailey	Tracy Martin
Kyle Baker	Wayne McKinney
Sherry Beasley	Selena McLeroy
Linda Bindewald	Casey McPeters
Kim Blanton	Joy Merck
Beth Brewer	Cathy Merrell
Erica Brewton	David Miller
Toniette Brooks	Shane Miller
Rose Buonomo	Pat Moody
Mike Burkett	Shannon Moody
Tammy Byars	Priscilla Moore
Essie Clark	Darlene Nations
Cindy Coleman	Mary Neely
Gail Cook	Shana Owens
Cindy Cooper	Rebecca Parker
Abby Copeland	Toni Pearson
Beth Couch	Jennifer Polson
Lisa Crowe	Beth Pruitt
Jay Davis	Joyce Pugsley
Derrell Dean	Marisol Rivera
Marti Donato	Jan Sartor
Allan Ducker	Homer Simuel
Mike Easler	Dee Smith
Sam Engel	Dwayne Stickler
Nikki Farr	David Swank
Roger Foster	Art Tompkins
Julie Gathings	Shana Tucker
Jeff Gilstrap	Sandy Upton
Lori Greene	Brandon Watson
Rod Greene	Buddy White
Leigh Gregory	Leigh Ann White
Tom Hale	Myles Wilkes
Sherry Hall	Andrew Winkler
Sharon Hamilton	Ron Young
Lary Heichel
Ashley Herlihy
John Hobbs
Mac Hogan
Susan Hooper
David Jackson
Lisa Jackson
Pam Keenan
Cynthia Kelly

[Full page advertisement]

[Image of heart]

Love Your Bank At Last!

•             Nationwide Free ATMs

•             6-Day Extended Hours

•             Free Refreshment Center

•             Free Business Courier Service

•             Banking Unusual! Customer Service

[CommunitySouth Logo]

commmunituysouthbankandtrust.com

[Image of cookie]