Form 10-K, Exhibit 13
period 2008-12-31
CommunitySouth Financial CORP
filed 2009-03-30
CIK 1295879

Exhibit 13

CommunitySouth Bank & Trust

2008 Annual Report

[Photo of CommunitySouth Bank & Trust branch with lighted sign]

Dear Shareholders, Customers and Friends:

It is no secret that 2008 represented a period unprecedented in the banking industry.  The real estate crisis and resulting economic downturn led to the failure of 25 US banks in 2008, including the $300 billion Washington Mutual, the largest bank failure in history.  Financial services industry stalwarts Wachovia, Bear Stearns, and Merrill Lynch were merged into other institutions while Lehman Brothers is no longer in existence.  The two largest mortgage government sponsored enterprises (GSEs), Fannie Mae and Freddie Mac, were placed in conservatorship by the federal government.  The Federal Reserve cut interest rates an unprecedented number of times in 2008, resulting in a significant contraction in many banks’ net interest margin.  These significant market events and economic forces have taken their toll on banks’ performances and their stock prices — including ours.

Despite the challenges present in our industry, the banking sector remains highly capitalized and well prepared to endure the current economic climate.  As of December 2008, equity capital in the industry exceeded $1.3 trillion with an additional $173 billion held in reserve as a safeguard against possible losses.  In fact, 97.6% of insured financial institutions, including CommunitySouth, are “well capitalized,” the highest regulatory capital standard.  We are pleased to report that as of December 31, 2008, the Bank’s total risk-based capital, Tier 1 risk-based capital, and leverage ratios of 10.18%, 8.92%, and 7.98%, respectively, all exceed well capitalized standards.

In conjunction with the difficulties present in the banking industry, 2008 was a year marked by many challenges at CommunitySouth.  For the first time since our inaugural year we reported a loss.  In the second quarter of 2008 we placed an additional $2.5 million into the allowance for loan losses for potential loan losses in a residential development on Lake Keowee in Seneca, South Carolina.  Subsequently, in the fourth quarter of 2008, we charged off $3.0 million of the total $4.9 million outstanding on these loans.  We continue to investigate whether fraud was involved in these loans and have filed a notice of loss under our Financial Institution Bond.  We do believe these losses to be an isolated event and not indicative of the overall quality of our loan portfolio.  However, the rest of our loan portfolio has not been immune from the problems caused by the current economic downturn. Given the challenges in the overall economy and the general pessimistic outlook for 2009, we have contributed an additional $4.3 million to the loan loss reserve in the fourth quarter 2008.

At the end of fiscal year 2008 CommunitySouth reports total assets of $387.8 million, an increase of 2.63% for the year. Given current industry and market conditions, significant asset growth is not an objective for 2009.  In fact, one of our focused objectives for 2009 is to continue to manage our balance sheet in order to enhance our total risk-based capital percentage.  Other 2009 objectives include: reduce portfolio concentration of construction and land development loans, enhance credit risk management practices, tightly manage overhead expense, increase non-interest income through our mortgage and services divisions, improve margins, and lower our overall funding costs by growing core deposits.

This past year was a disappointing and challenging year for all financial institutions, including CommunitySouth, especially considering our strong historical performance.  However, we believe we are well positioned to manage through this economic downturn and are poised to take advantage of opportunities when economic conditions improve.

Our management team, employees, and Board of Directors greatly appreciate your continued loyalty and support as we work toward our vision of being The Financial Services Provider of Choice in the Markets We Serve.

Sincerely,

/s/ Daniel E. Youngblood	/s/ C. Allan Ducker, III

Daniel E. Youngblood	C. Allan Ducker, III
Chairman of the Board	Chief Executive Officer

Selected Financial Data

The following selected financial data for the years ended December 31, 2008 and 2007 was derived from the consolidated financial statements and other data of CommunitySouth Financial Corporation and its subsidiary, CommunitySouth Bank and Trust (the “Bank”) (collectively, the “Company”).  The selected financial data should be read in conjunction with the consolidated financial statements of the Company, including the accompanying notes, included elsewhere herein.

On January 16, 2007, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2006.

(Dollars in thousands except per share data)	2008	2007
Income Statement Data:
Interest income – loans	$20,163	$21,403
Interest income – investments	2,547	1,813
Total interest income	22,710	23,216
Interest expense – deposits	(12,580)	(13,069)
Net interest income	10,130	10,147
Provision for loan losses	(7,168)	(1,188)
Net interest income after provision for loan losses	2,962	8,959
Non-interest income	1,392	1,575
Non-interest expense	(9,510)	(8,184)
Income (loss) before income taxes	(5,156)	2,350
Income tax (expense) benefit	1,806	(782)
Net income (loss)	$(3,350)	$1,568

Balance Sheet Data:
Total assets	$387,816	$377,867
Earning assets	374,939	361,890
Investment securities, available for sale (1)	47,602	24,844
Other investments (2)	1,805	447
Loans (3)	320,907	302,934
Allowance for loan losses	(8,088)	(4,214)
Deposits	296,643	327,664
Shareholders’ equity	28,528	31,471

Per-Share Data:
Net income (loss) – basic	$(0.71)	$0.33
Net income (loss) – diluted	(0.71)	0.31
Book value	6.07	6.70

Return on Equity and Assets:
Return on average assets	(0.87)%	0.50%
Return on average equity	(10.91)%	5.12%
Average equity to average assets ratio	7.99%	9.76%

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

A copy of the our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, which contains a discussion of certain risks and uncertainties that could affect our forward-looking statements, will be sent to any shareholder without charge upon written request to: CommunitySouth Financial Corporation, Attn: John W. Hobbs, Chief Financial Officer, 6602 Calhoun Memorial Highway, Easley, South Carolina 29640.

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

The following is a summary of the high and low bid prices for our common stock reported by the OTC Bulletin Board for the periods indicated (the bids prices have been adjusted for all stock splits):

2008	High	Low
Fourth Quarter	$5.50	$1.75
Third Quarter	7.00	2.53
Second Quarter	9.00	5.50
First Quarter	10.00	7.30

2007	High	Low
Fourth Quarter	$11.40	$8.55
Third Quarter	13.50	11.00
Second Quarter	15.90	12.75
First Quarter	18.00	13.68

As of December 31, 2008, there were 4,698,697 shares of common stock outstanding held by approximately 907 shareholders of record.

We have not declared or paid any cash dividends on our common stock since our inception.  For the foreseeable future we do not intend to declare cash dividends.  We intend to retain earnings to grow our business and strengthen our capital base.  Our ability to pay dividends depends on the ability of our subsidiary, CommunitySouth Bank and Trust, to pay dividends to us.  As a South Carolina state bank, CommunitySouth Bank and Trust may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock unless its surplus equals or exceeds its stated capital. At December 31, 2008, the Bank had a deficit of $872,916.

COMMUNITYSOUTH FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Basis of Presentation

The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report.  The financial information provided below has been rounded in order to simplify its presentation.  However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Consolidated Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

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

Overview

The following discussion describes our results of operations for the years ended December 31, 2008 and 2007 and also analyzes our financial condition as of December 31, 2008 and 2007.  We received approvals from the FDIC, the Federal Reserve Board (“FRB”) and the State Board of Financial Institutions during January 2005, and commenced business on January 18, 2005.

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

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

The Congress, Treasury Department and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

In October 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) was enacted. The EESA authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program (“TARP”).  The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.  The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program (“CPP”).  Under the CPP, the Treasury Department will purchase debt or equity securities from participating institutions.  The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000.  This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination, the FDIC established the Temporary Liquidity Guarantee Program (“TLGP”) on October 14, 2008.  The TLGP includes the Transaction Account Guarantee Program (“TAGP”), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts.  Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place.  The TLGP also includes the Debt Guarantee Program (“DGP”), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies.  The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012.  The DGP coverage limit is generally 125% of the eligible entity’s eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008.  Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012.  The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008.  CommunitySouth opted to participate in both programs.

On February 17, 2009, President Obama signed into law The American Recovery and Reinvestment Act of 2009 (“ARRA”), more commonly known as the economic stimulus or economic recovery package.  ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs.  In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients that are in addition to those previously announced by the U.S. Treasury, until the institution has repaid the Treasury Department, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury Department’s consultation with the recipient’s appropriate regulatory agency.

Further regulatory actions may arise as the Federal government continues to attempt to address the economic situation.

Results of Operations

Results of operations are only presented for the years ended December 31, 2008 and 2007.

Net interest income decreased $16,628, or 0.16%, to $10.13 million in 2008, down from $10.15 million in 2007. The primary component of interest income in 2008 was interest on loans, including fees, of $20.2 million, as compared to $21.4 million in 2007. The decrease in net interest income was due primarily to a decrease in rates, translating into lower loan yields.

The Company’s net interest spreads were 2.27% and 2.75% in 2008 and 2007, respectively. The Company’s net interest margins were 2.74% and 3.38% in 2008 and 2007, respectively.  This decline of 64 basis points in the net interest margin was due the decline in market rates.  Yields on average earning assets decreased from 7.74% in 2007 to 6.13% in 2008. Rates on average interest bearing liabilities decreased from 4.99% in 2007 to 3.86% in 2008. These changes in yields and rates resulted in a net decrease in net interest spread of 48 basis points. Average shareholder equity was 9.5% of average interest bearing liabilities in 2008 and 11.7% of average interest bearing liabilities in 2007.

The provision for loan losses was $7.2 million in 2008, compared to $1.2 million in 2007.  The charges to the provision were to maintain the allowance for loan losses at a level sufficient to cover estimated losses inherent in the loan portfolio, given the current economic downturn which has affected the entire banking industry.  CommunitySouth, like many community banks, has a significant amount of loans that directly or indirectly rely on the home building industry, which has also experienced an extremely turbulent year.

Non-interest income decreased $182,428, or 11.59%, to $1.4 million in 2008, down from non-interest income of $1.6 million in 2007. The decrease is attributable to the $528,582 decrease, or 52.96%, in mortgage loan origination fees, which was $469,529 for the year ended December 31, 2008.  The decrease is due to our decreased volume in mortgage loan originations and departmental restructuring. Income from bank-owned life insurance was $210,525 in 2008, a slight decline from income of $222,048 in 2007.  Service charges on deposit accounts increased $173,752, or 117.1%, to $322,090 in 2008, as compared to service charges on deposit accounts of $148,338 in 2007, due to the increased volume in deposit accounts.

Non-interest expense increased $1.3 million, or 16.2%, to $9.5 million in 2008, compared to non-interest expense of $8.2 million in 2007. Non-interest expense increased in most categories as a result of our continued growth. Salaries and employee benefits increased $491,843 to $4.8 million for the year ended December 31, 2008. This increase is attributable to normal pay increases, hiring of additional staff to meet the needs associated with our growth. The Company’s efficiency ratio was 82.5% in 2008 compared to 69.8% in 2007. The efficiency ratio is defined as non-interest expense divided by the sum of net interest income and non-interest income, net of gains and losses on sales of assets.  The deterioration in our efficiency ratio is primarily attributable to the increased expenses described above, which we incurred to position our Bank for anticipated growth.

The Company’s net loss was $3.4 million in 2008, compared to net income of $1.6 million in 2007. Return on average assets during 2008 was -0.87% compared to a return of 0.50% in 2007. Net loss in 2008 was after an income tax benefit of $1.8 million and net income in 2007 was after an income tax expense of $781,656. The income tax expenses for 2008 and 2007 resulted in effective tax rates of 35.0% and 33.3%, respectively. See Notes 1 and 12 to the consolidated financial statements for additional information about income taxes.

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

	December 31, 2008 vs. 2007
	Increase (decrease) Due to
			Rate /
(Dollars in thousands)	Volume	Rate	Volume	Total
Interest Income
Loans	$4,067	$(4,460)	$(847)	$(1,240)
Investment securities (1)	1,926	(72)	(209)	1,645
Federal funds	(754)	(454)	298	(910)
Total Interest Income	$5,239	$(4,986)	$(758)	$(505)

Interest Expense
Deposits	$1,232	$(2,549)	$(241)	$(1,558)
Other borrowings	1,076	—	(7)	1,069
Total Interest Expense	$2,308	$(2,549)	$(248)	$(489)

Net Interest Income	$2,931	$(2,437)	$(510)	$(16)

(1)   For the purpose of this table, the investment securities include marketable and non-marketable securities.

Average Balances, Income and Expenses and Rates.  The following table sets forth, for the years ended December 31, 2008 and 2007, information related to the Company’s average balance sheet and its average yields on earning assets and average costs of interest-bearing liabilities.  Such yields are derived by dividing income or expense by the average balance of the corresponding earning assets or interest-bearing liabilities.  Average balances have been derived from the daily balances throughout the periods indicated.

	2008			2007
	Average	Income /	Yield/	Average	Income /	Yield /
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Earning assets:
Loans (1)	$315,175	$20,163	6.40%	$264,844	$1,403	8.08%
Investment securities (2)	47,130	2,308	4.90%	12,067	663	5.49%
Federal funds sold and other	7,884	239	3.04%	22,914	1,150	5.02%
Total earning assets	370,189	22,710	6.13%	299,825	23,216	7.74%
Cash and due from banks	5,579			4,720
Premises and equipment	4,873			4,953
Other assets	8,944			7,856
Allowance for loan losses	(5,528)			(3,686)
Total assets	$384,057			$313,668

Liabilities
Interest-bearing liabilities:
Repurchase agreements	$28,525	700	2.46%	$2,315	63	2.72%
Federal funds purchased	1,312	24	1.85%	—	—	—%
Federal Home Loan Bank advances	9,645	224	2.33%	—	—	—%
Note Payable	916	34	3.71%	—	—	—%
Subordinated Debt	1,294	149	11.50%	—	—	—%
Interest-bearing transaction accounts	15,300	324	2.12%	11,520	196	1.70%
Savings deposits	18,881	223	1.18%	19,107	648	3.39%
Time deposits	249,765	10,902	4.36%	228,748	12,162	5.32%
Total interest-bearing liabilities	325,638	12,580	3.86%	261,690	13,069	4.99%
Demand deposits	23,739			18,864
Accrued interest and other liabilities	3,967			2,492
Total liabilities	353,344			283,046
Shareholders’ equity	30,713			30,622
Total liabilities and shareholders’ equity	$384,057			$313,668

Net interest income		$10,130			$10,147
Net interest spread			2.27%			2.75%
Net interest margin			2.74%			3.38%

(1)   There were $9.9 million and $35,172 of loans in non-accrual status as of December 31, 2008 and 2007, respectively.  The effect of fees collected on loans in 2008 and 2007 totaled $260,966 and $654,596, respectively, and increased the annualized yield on loans by 9 basis points from 6.31% for 2008 and by 25 basis points from 7.83% for 2007.  The effect of such fees on the annualized yield on earning assets was an increase of 7 basis points from 6.06% in 2008 and an increase of 22 basis points from 7.52% in 2007.  The effects of such fees on net interest spread were an increase of 7 basis points from 2.20% for 2008 and an increase of 22 basis points from 2.53% for 2007.  The effects of such fees on net interest margin were an increase of 17 basis points from 2.57% for 2008 and an increase of 21 basis points from 3.17% for 2007.

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

The following table sets forth the Company’s interest rate sensitivity at December 31, 2008.

		After
		Three	One	Greater
	Within	Through	Through	Than
	Three	Twelve	Five	Five
(Dollars in thousands)	Months	Months	Years	Years	Total
Assets
Earning assets:
Loans, gross	$182,297	$19,515	$110,307	$8,788	$320,907
Investment securities, available for sale	1,500	1,500	17,594	27,008	47,602
Other investments	—	—	—	1,805	1,805
Fed Funds	4,625	—	—	—	4,625
Total earning assets	188,422	21,015	127,901	37,601	374,939

Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Repurchase agreements	—	—	15,000	15,000	30,000
Other Borrowings	25,000	1,570	—	4,325	30,895
Demand deposits	16,449	—	—	—	16,449
Savings deposits	14,461	—	—	—	14,461
Time deposits	199,302	40,349	3,920	—	243,571
Total interest-bearing liabilities	255,212	41,919	18,920	19,325	335,376
Period gap	$(66,790)	$(20,904)	$108,981	$18,276	$39,563
Cumulative gap	$(66,790)	$(87,694)	$21,287	$39,563
Ratio of cumulative gap to total earning assets	(17.81)%	(23.39)%	5.68%	10.55%

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

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio.  Management’s judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, especially considering the overall weakness in the commercial real estate market in our market areas.

The following table sets forth certain information with respect to the Company’s allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2008 and 2007.

Allowance for Loan Losses

(Dollars in thousands)	2008	2007
Total loans outstanding at end of period	$320,907	$302,934
Average loans outstanding	$315,175	$264,844
Balance of allowance for loan losses at beginning of year	$4,214	$3,091
Provision for loan losses	7,168	1,188
Charge-offs	(3,294)	(65)
Balance of allowance for loan losses at end of year	$8,088	$4,214
Allowance for loan losses to period end loans	2.52%	1.39%

Non-performing Assets

Non-performing Assets. There were $9.9 million and $35,172 of non-accrual loans at December 31, 2008 and December 31, 2007, respectively. There were $6,035 of loans past due 90 days or more and still accruing interest or restructured loans at December 31, 2008.  There were no loans past due 90 days or more and still accruing interest or restructured loans at December 31, 2007.  There was $415,229 and $0 in Other Real Estate Owned at December 31, 2008 and 2007, respectively.

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

Potential Problem Loans.  Potential problem loans are loans that are not included in impaired loans, but about which management has become aware of information about possible credit problems of the borrowers that causes doubt about their ability to comply with current repayment terms. At December 31, 2008 and December 31, 2007, the Company had identified $424,844 and $1,625,150, respectively, of potential problem loans through its internal review procedures.  The results of this internal review process are considered in determining management’s assessment of the adequacy of the allowance for loan losses.

Non-interest Income and Expense

Non-interest Income.  The largest component of non-interest income was mortgage origination fees which totaled $469,529 and $998,111 for the years ended December 31, 2008 and 2007, respectively.

The following table sets forth the principal components of non-interest income for the years ended December 31, 2008 and 2007.

(Dollars in thousands)	2008	2007
Mortgage origination fees	$470	$998
Service charges on deposit accounts	322	148
Bank-owned life insurance	211	222
Other income	389	206
Total non-interest income	$1,392	$1,574

Non-interest Expense.  Salaries and employee benefits comprised the largest component of non-interest expense which totaled $4.8 million and $4.3 million for the years ended December 31, 2008 and 2007, respectively.  All of the other categories of non-interest expense totaled $4.7 million and $3.9 million for the years ended December 31, 2008 and 2007, respectively.

The following table sets forth the primary components of non-interest expense for the years ended December 31, 2008 and 2007.

(Dollars in thousands)	2008	2007
Salaries and benefits	$4,828	$4,336
Net occupancy	638	500
Depreciation	718	601
Equipment maintenance and rental	194	109
Advertising	248	270
Professional fees	449	335
Office supplies	95	146
Telephone	148	145
Data processing	758	603
Other	1,435	1,139
Total non-interest expense	$9,511	$8,184

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets.  Loans also entail greater credit and liquidity risks than most of the Company’s other investments and short-term interest-earning cash and cash equivalents, which management attempts to control and counterbalance.  Loans averaged $315.2 million and $264.8 million in 2008 and 2007, respectively. Total loans were $320.9 million and $302.9 million at December 31, 2008 and 2007, respectively.

The following table sets forth the composition of the loan portfolio by category at December 31, 2008 and 2007 and highlights the Company’s general emphasis on mortgage lending.

	2008		2007
		Percent		Percent
(Dollars in thousands)	Amount	Of Total	Amount	Of Total
Real estate – construction	$129,777	40.44%	$124,016	40.94%
Real estate – mortgage	154,838	48.25%	149,369	49.31%
Commercial and industrial	33,303	10.38%	26,095	8.61%
Consumer	2,989	0.93%	3,454	1.14%
Total loans, gross	320,907	100.00%	302,934	100.00%
Allowance for loan losses	(8,088)		(4,214)
Net loans	$312,819		$298,720

The largest component of loans in the Company’s loan portfolio is real estate mortgage loans.  At December 31, 2008 and 2007, real estate mortgage loans, which consist of first and second mortgages on single or multi-family residential dwellings, loans secured by commercial and industrial real estate and other loans secured by multi-family properties and farmland, totaled $154.8 million and $149.4 million, respectively and represented 48.25% and 49.31%, respectively of the total loan portfolio.  In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan.  It is common practice for financial institutions in the Company’s market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral.  This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.  Real estate mortgage loans represent 25% of our impaired loans.

The demand for residential and commercial real estate loans in the upstate South Carolina market is strong due to the historically low interest rate environment.  Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans.  They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt.  Cash flows may be affected significantly by general economic conditions (including rising interest rates), a downturn in the local economy, or a decline in occupancy rates in the local economy where the property is located.  Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans.  An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Real estate construction loans totaled $129.8 million and $124.0 million at December 31, 2008 and 2007, respectively. In the context of this discussion, a “real estate construction loan” is defined as any loan for construction purposes, secured by real estate.  Real estate construction loans represent 74% of our impaired loans.

Commercial and industrial loans totaled $33.3 million and $26.1 million at December 31, 2008 and 2007, respectively and comprised 10.38% and 8.61%, respectively of the total portfolio. In the context of this discussion, a “commercial and industrial loan” is defined as any loan for a non-consumer purpose, not secured by real estate.

The Company’s loan portfolio also includes consumer loans.  At December 31, 2008 and 2007, consumer loans totaled $3.0 million and $3.5 million, respectively and represented 0.93% and 1.14%, respectively of the total loan portfolio.

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

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company.  The following tables set forth the Company’s loans maturing within specified intervals at December 31, 2008 and 2007.

2008

		Over One
		Year
		Through	Over
	One Year	Five	Five
(Dollars in thousands)	or Less	Years	Years	Total
Real estate – construction	$76,579	$51,914	$1,284	$129,777
Real estate – mortgage	24,951	106,620	23,267	154,838
Commercial and industrial	17,384	13,863	2,056	33,303
Consumer	686	1,641	662	2,989
	$119,600	$174,038	$27,269	$320,907

Loans maturing after one year with:
Fixed interest rates				$169,843
Floating interest rates				31,464
				$201,307

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

Investment Securities and Other Investments. The investment securities portfolio, which averaged $47.1 million and $12.0 million in 2008 and 2007, respectively, is a component of the Company’s total earning assets.  At December 31, 2008 and 2007, the total investment securities portfolio was $49.4 million and $25.3 million, respectively.  Investment securities were primarily marketable investments recorded at their fair value. Other investments consisted of Federal Home Loan Bank of Atlanta (“FHLB”) stock recorded at cost.

The following table sets forth the fair value of the securities held by the Company at December 31, 2008 and 2007.

(Dollars in thousands)	2008	2007
Investment securities	$47,602	$24,844
Other investments	1,805	447
Total investment securities portfolio	$49,407	$25,291

Short-Term Investments.  Short-term investments, which consist primarily of federal funds sold, averaged $7.9 million and $22.9 million in 2008 and 2007, respectively with a weighted average yield of 3.04% and 5.02% in 2008 and 2007, respectively.  These funds are an important source of the Company’s liquidity. Federal funds are generally invested in an earning capacity on an overnight basis. At December 31, 2008 and 2007, federal funds were $4.6 million and $33.7 million at an annualized overnight rate of 0.50% and 4.15%, respectively. The maximum outstanding balance of federal funds sold at any month end during the years 2008 and 2007 was $16.4 million and $40.8 million, respectively.

Deposits

General.  Average interest-bearing liabilities totaled $325.8 million and $261.7 million in 2008 and 2007, respectively.  Average total deposits totaled $307.7 million and $278.2 million during 2008 and 2007, respectively.  At December 31, 2008 and 2007 total deposits were $296.6 million and $327.7 million, respectively.

The following table sets forth the average deposits of the Company by category for the year ended December 31, 2008 and 2007.

	2008		2007
		Average		Average
(Dollars in thousands)	Amount	Rate	Amount	Rate
Non-interest bearing demand	$23,739	—%	$18,864	—%
Interest bearing demand	15,300	2.12%	11,520	1.70%
Savings	18,881	1.18%	19,107	3.39%
Time	249,765	4.36%	228,748	5.32%
Total	$307,685		$278,239

The following table sets forth the deposits of the Company by category as of December 31, 2008 and 2007.

	2008		2007
		% of		% of
(Dollars in thousands)	Amount	Deposits	Amount	Deposits
Non-interest bearing demand	$22,162	7.47%	$24,464	7.46%
Interest bearing demand	16,449	5.55%	13,721	4.19%
Savings	14,461	4.87%	24,634	7.52%
Time deposits less than $100	32,111	10.82%	59,528	18.17%
Time deposits of $100 or over	25,162	8.49%	47,118	14.38%
Brokered deposits	186,298	62.80%	158,199	48.28%
Total	$296,643	100.00%	$327,664	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more and brokered deposits, provide a relatively stable funding source for the Company’s loan portfolio and other earning assets.  The Company’s core deposits were $85.2 million and $122.3 million at December 31, 2008 and 2007, respectively, or 28.7% and 37.3%, respectively of total deposits.  Certificates of deposit of $100,000 or more and brokered deposits are not considered core deposits because their retention can be expected to be heavily influenced by rates offered at renewal.  Due to the developed national market for certificates of deposit, we anticipate being able to either renew or replace these deposits when they renew; however, no assurance can be given that we will be able to replace them with deposits with the same terms.

For the years ended December 31, 2008 and 2007, our non-core deposits included wholesale funding in the form of brokered CDs of $186.3 million and $158.2 million, respectively.  We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships.  The guidelines governing our participation in brokered CD programs are part of our Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the Asset Liability Committee.  These guidelines limit our brokered CDs to 65% of total deposits, dictate that our current interest rate risk profile determines the terms and that we only accept brokered CDs from approved correspondents.  In addition, we do not obtain time deposits through the Internet.  These guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Deposits have been a primary source of funding.  Management anticipates that deposits will continue to be the Company’s primary source of funding in the future.  The Company’s loan-to-deposit ratio was 108.17% and 92.45% at December 31, 2008 and 2007, respectively.  The maturity distribution of the Company’s time deposits of $100,000 or over at December 31, 2008 and 2007, is set forth in the following tables.

Maturities of Certificates of Deposit of $100,000 or More (Including Brokered Deposits)

		After	After
		Three	Six
	Within	Through	Through	After
	Three	Six	Twelve	Twelve
(Dollars in thousands)	Months	Months	Months	Months	Total
December 31, 2008
Certificates of deposit of $100,000 or more	$188,080	$11,231	$10,494	$1,655	$211,460

December 31, 2007
Certificates of deposit of $100,000 or more	$17,479	$81,361	$98,331	$8,146	$205,317

Of the Company’s time deposits of $100,000 or over as of December 31, 2008 and 2007, 88.95% and 8.51% are scheduled maturities within three months, respectively. As of December 31, 2008 and 2007, 99.22% and 96.03%, respectively, of the Company’s time deposits of $100,000 or over had maturities within twelve months.

Other Borrowings

The following table outlines our various sources of borrowed funds during the years ended December 31, 2008 and December 31, 2007, the amounts outstanding at the end of each period and the weighted-average interest rates paid for each borrowing source.

				Weighted	Maximum
		Period-		-Average	Outstanding
	Ending	End	Average	Rate for	at any
(Dollars in thousands)	Balance	Rate	Balance	Year	Month End
December 31, 2008
Federal Home Loan Bank advances	$25,000	1.49%	$9,645	2.33%	$30,000
Federal funds purchased	—	—%	1,312	1.85%	9,491
Securities sold under agreement to repurchase	30,000	3.24%	28,525	2.46%	30,000
Bank of Tennessee note payable	1,570	3.25%	916	3.71%	1,570
Subordinated debt	4,325	11.50%	1,294	11.50%	4,325

December 31, 2007
Securities sold under agreement to repurchase	15,000	2.58%	2,315	2.72%	15,000

Subordinated Debt.  During the third quarter of 2008, we commenced a subordinated debt offering to enhance and strengthen the levels of capital and liquidity at the holding company such that we could maintain the resources needed to maintain “well-capitalized” levels of regulatory capital at the bank. We raised $4.325 million in additional capital before we closed the offering on October 15, 2008.  The subordinated notes were sold to a limited number of purchasers in a private offering, bear an interest rate of 11.5%, are callable after September 30, 2011, at a premium, and mature in 2018. The subordinated debt has been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

Capital

The FRB and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.

The FRB guidelines contain an exemption from the capital requirements for “small bank holding companies” which in 2006 were amended to cover most bank holding companies with less than $500 million in total assets that do not have a material amount of debt or equity securities outstanding registered with the SEC.  Although our class of common stock is registered under Section 12 of the Securities Exchange Act, we believe that because our stock is not listed on any exchange or otherwise actively traded, the FRB will interpret its new guidelines to mean that we qualify as a small bank holding company.  Nevertheless, our Bank remains subject to these capital requirements.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Regardless, at December 31, 2008, our Bank is “well capitalized” under these minimum capital requirements as set per bank regulatory agencies.

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

The Bank exceeded the regulatory capital requirements at December 31, 2008 and 2007 as set forth in the following table.

Analysis of Capital and Capital Ratios

(Dollars in thousands)	2008	2007
Tier 1 capital	$30,836	$30,102
Tier 2 capital	4,369	4,214
Total qualifying capital	$35,205	$34,316

Risk-adjusted total assets (including off-balance sheet exposures)	$345,829	$337,586

Total risk-based capital ratio	10.18%	10.17%
Tier 1 risk-based capital ratio	8.92%	8.92%
Tier 1 leverage ratio	7.98%	8.26%

Off-Balance Sheet Risk

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank’s customers at predetermined interest rates for a specified period of time.  At December 31, 2008 and 2007, the Bank had issued commitments, including standby letters of credit, to extend credit of $39.7 million and $52.5 million, respectively through various types of commercial lending arrangements.

The following tables set forth the length of time until maturity for unused commitments to extend credit at December 31, 2008 and 2007.

		After	After
		One	Three		Greater
	Within	Through	Through	Within	Than
	One	Three	Twelve	One	One
(Dollars in thousands)	Month	Months	Months	Year	Year	Total
December 31, 2008
Unused commitments to extend credit	$2,941	$1,889	$11,989	$16,819	$19,441	$36,260
Standby letters of credit	717	80	2,617	3,414	74	3,488
	$3,658	$1,969	$14,606	$20,233	$19,515	$39,748

December 31, 2007
Unused commitments to extend credit	$2,479	$891	$17,370	$20,740	$28,603	$49,343
Standby letters of credit	578	833	—	1,411	1,766	3,177
	$3,057	$1,724	$17,370	$22,151	$30,369	$52,520

Approximately $30.9 million and $37.6 million of these commitments to extend credit had variable rates as of December 31, 2008 and 2007, respectively.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower.  Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of its financial statements.  Significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2008, included in this Annual Report to Shareholders, and as filed with the Company’s Annual Report on Form 10-K.  Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies.  The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

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

The bank has a policy to maintain a liquidity ratio of at least 12%. Liquidity for this purpose is defined as cash, cash equivalents, and securities available for sale divided by total assets plus one half of any outstanding loan commitments. The bank’s liquidity ratio at December 31, 2008 was 14.10%.

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

Recently Issued Accounting Standards

Accounting standards and pronouncements of a recent nature are discussed in Notes to Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Policies.  Other accounting standards that have been issued or proposed by authoritative standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

CommunitySouth Financial Corporation and Subsidiary

Easley, South Carolina

                We have audited the accompanying consolidated balance sheets of CommunitySouth Financial Corporation and Subsidiary (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

                In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CommunitySouth Financial Corporation and Subsidiary as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                We were not engaged to examine management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 included in the accompanying Management’s Report on Internal Controls Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Greenville, South Carolina

March 28, 2009

COMMUNITYSOUTH FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007

Assets

Cash and cash equivalents
Cash and due from bank	$5,250,751	$6,486,676
Federal funds sold	4,625,000	33,665,005
Total cash and cash equivalents	9,875,751	40,151,681
Investment securities, available for sale	47,601,552	24,844,007
Other investments, at cost	1,805,200	446,800
Loans, net of allowance for loan loss of $8,088,218 and $4,213,547 in 2008 and 2007, respectively	312,818,938	298,720,357
Accrued interest receivable	1,628,073	2,092,066
Property and equipment, net	4,618,188	5,073,685
Bank-owned life insurance	5,437,331	5,226,806
Other assets	4,031,269	1,311,799

Total assets	$387,816,302	$377,867,201

Liabilities and Shareholders’ Equity

Liabilities
Deposits
Non-interest bearing	$22,161,873	$24,464,433
Interest bearing	274,481,473	303,199,212
Total deposits	296,643,346	327,663,645
Repurchase agreements	30,000,000	15,000,000
Federal Home Loan Bank advances	25,000,000	—
Note payable	1,570,000	—
Subordinated debt	4,325,000	—
Accrued expenses	192,795	427,380
Accrued interest payable	1,405,712	3,238,298
Other liabilities	150,972	66,742

Total liabilities	359,287,825	346,396,065

Commitments and contingencies (Note 14)

Shareholders’ Equity
Preferred stock, par value $.01 per share 10,000,000 shares authorized, no shares issued	—	—
Common stock, par value $.01 per share 10,000,000 shares authorized; 4,698,697 issued and outstanding at December 31, 2008 and December 31, 2007	46,987	46,987
Additional paid-in capital	29,759,965	29,691,467
Accumulated other comprehensive income	491,384	152,050
Retained earnings (deficit)	(1,769,859)	1,580,632

Total shareholders’ equity	28,528,477	31,471,136

Total liabilities and shareholders’ equity	$387,816,302	$377,867,201

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2008	2007
Interest income
Interest and fees on loans	$20,163,191	$21,402,981
Interest and dividends on investments	2,547,461	1,813,059

Total interest income	22,710,652	23,216,040

Interest expense	12,579,825	13,068,585

Net interest income	10,130,827	10,147,455

Provision for loan losses	7,168,000	1,188,000

Net interest income after provision for loan losses	2,962,827	8,959,455

Non-interest income
Mortgage origination fees	469,529	998,111
Other	922,263	576,109
Total non-interest income	1,391,792	1,574,220

Non-interest expense
Salaries and benefits	4,827,948	4,336,105
Occupancy	637,881	500,458
Depreciation	717,735	601,017
Equipment maintenance and rental	194,012	108,856
Advertising	248,117	269,860
Professional fees	449,110	334,978
Office supplies	95,306	145,633
Telephone	147,967	144,771
Data processing	757,822	602,975
Other	1,435,018	1,139,254
Total non-interest expense	9,510,916	8,183,907

Income (loss) before income taxes	(5,156,297)	2,349,768

Income tax expense (benefit)	(1,805,806)	781,656

Net income (loss)	$(3,350,491)	$1,568,112

Earnings (loss) per share (1)
Basic	$(0.71)	$0.33
Diluted	$(0.71)	$0.31
Weighted average basic shares outstanding (1)	4,698,697	4,698,634
Weighted average diluted shares outstanding (1)	4,698,697	5,126,601

(1) Adjusted for 5-for-4 stock split January 16, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

For the years ended December 31, 2008 and December 31, 2007

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings /	Total Shareholders’	Total Comprehensive
	Shares(1)	Amount(1)	Capital	Income	(Deficit)	Equity	Income (Loss)
Balance at December 31, 2006	4,697,697	46,977	29,635,458	—	12,520	29,694,955

Net income	—	—	—	—	1,568,112	1,568,112	$1,568,112

Other comprehensive income:

Unrealized gains on securities, net of income taxes of $89,200	—	—	—	152,050	—	152,050	152,050

Total comprehensive income							$1,720,162

Stock based compensation	—	—	55,320	—	—	55,320

Cash paid for fractional shares	—	—	(5,701)	—	—	(5,701)

Stock options exercised	1,000	10	6,390	—	—	6,400

Balance at December 31, 2007	4,698,697	$46,987	$29,691,467	$152,050	$1,580,632	$31,471,136

Net loss	—	—	—	—	(3,350,491)	(3,350,491)	$(3,350,491)

Other comprehensive income (loss):

Unrealized gains on securities, net of income taxes of $148,678	—	—	—	339,334	—	339,334	39,334

Total comprehensive income (loss)							$(3,011,157)

Stock based compensation	—	—	68,498	—	—	68,498

Balance at December 31, 2008	4,698,697	$46,987	$29,759,965	$491,384	$(1,769,859)	$28,528,477

(1) Adjusted for 5-for-4 stock splits effective January 16, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2007
Operating activities
Net income (loss)	$(3,350,491)	$1,568,112
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	7,168,000	1,188,000
Stock based compensation	68,498	55,320
Depreciation	717,736	601,017
Appreciation of bank-owned life insurance	(210,525)	(222,048)
Deferred income tax benefit	(2,273,206)	(275,892)
Decrease (increase) in accrued interest receivable	463,993	(914,264)
Increase (decrease) in accrued interest payable	(1,832,586)	1,813,192
Increase (decrease) in accrued expenses	(234,585)	327,050
Decrease (increase) in other assets	(598,314)	237,534
Increase in other liabilities	84,230	45,038
Net cash provided by operating activities	2,750	4,423,059

Investing activities
Net increase in loans outstanding	(21,266,581)	(85,335,311)
Purchase of investments and FHLB stock, net	(23,624,561)	(24,678,757)
Purchase of property and equipment	(262,239)	(931,536)
Net cash used in investing activities	(45,153,381)	(110,945,604)

Financing activities
Net increase (decrease) in deposit accounts	(31,020,299)	110,632,457
Increase in repurchase agreements	15,000,000	15,000,000
Change in Federal Home Loan Bank advances	25,000,000	—
Subordinated debt issuance	4,325,000	—
Bank of Tennessee note payable	1,570,000	—
Cash paid for fractional shares	—	(5,701)
Stock options exercised	—	6,400
Net cash provided by financing activities	14,874,701	125,633,156

Net increase (decrease) in cash and cash equivalents	(30,275,930)	19,110,611

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	40,151,681	21,041,070

CASH AND CASH EQUIVALENTS, END OF YEAR	$9,875,751	$40,151,681

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$14,412,411	$11,255,393
Income taxes	$619,500	$900,197

SCHEDULE OF NON-CASH TRANSACTIONS:
Unrealized gain on investment securities, net of income taxes	$491,384	$152,050
Loans charged-off	$3,294,000	$65,000

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

Management’s Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

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

Other Investments – CommunitySouth Bank and Trust, as a member institution, is required to own stock investments in the FHLB.  Investment in the FHLB is a condition of borrowing from the FHLB, and the stock is pledged to collateralize such borrowings.  No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.  At December 31, 2008 and 2007, the Company’s investment in FHLB stock was $1,805,200 and $446,800, respectively. The dividend received on this stock is included in interest and dividends on investments.

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

The Company identifies impaired loans through its normal internal loan review process.  Loans on the Company’s potential problem loan list are considered potentially impaired loans.  These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected.  Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.  Management has determined that the Company had $9,921,917 and $35,172 in impaired loans at December 31, 2008 and 2007, respectively.

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

Property and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation.  Depreciation expense is computed using the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 10 years and buildings of 39 years.  Leasehold improvements are amortized over the life of the lease.  Maintenance and repairs are charged to current expense.  The costs of major renewals and improvements are capitalized.

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

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) to clarify the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions taken or expected to be taken in an its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company’s financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment in 2007 related to the adoption of FIN 48.

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

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), “Business Combinations,” (“SFAS 141(R)”) which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In February 2008, the FASB issued FASB Staff Position No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions,” (“FSP 140-3”).  This FSP provides guidance on accounting for a transfer of a financial asset and the transferor’s repurchase financing of the asset.  This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140.  FSP 140-3 was effective for the Company on January 1, 2009.  The adoption of FSP 140-3 had no impact on the Company’s financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”).  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  SFAS 162 is effective November 15, 2008.  The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company’s financial position, results of operations or cash flows.

The SEC’s Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 (“Press Release”) to provide clarifications on fair value accounting.  The Press Release includes guidance on the use of management’s internal assumptions and the use of “market” quotes.  It also reiterates the factors in SEC Staff Accounting Bulletin (“SAB”) Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). This FSP clarifies the application of SFAS No. 157, “Fair Value Measurements” (see Note 24) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active.  The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 24.

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

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the FRB. At December 31, 2008 and 2007, these required reserves were met by vault cash.

NOTE 3 – INVESTMENT SECURITIES

The amortized costs and fair values of investment securities are as follows:

	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
As of December 31, 2008
Available for sale
Government sponsored enterprises	$19,000,824	$84,601	$—	$19,085,425
Mortgage-backed	27,768,143	647,984	—	28,416,127
Marketable securities	100,000	—	—	100,000
Total Available for sale	$46,868,967	$732,585	$—	$47,601,552

As of December 31, 2007
Available for sale
Government sponsored enterprises	$15,488,584	$136,049	$—	$15,624,633
Mortgage-backed	9,014,173	115,428	10,227	9,119,374
Marketable securities	100,000	—	—	100,000
Total Available for sale	$24,602,757	$251,477	$10,227	$24,844,007

The amortized costs and fair values of investment securities available for sale at December 31, 2008, by contractual maturity, are shown below.

	December 31, 2008		December 31, 2007
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Available for sale
Due within one year(1)	$3,100,824	$3,139,345	$4,093,646	$3,555,000
Due after one through five years	17,594,284	17,694,068	11,494,940	11,622,834
Due after five through ten years	5,224,429	5,436,898	6,755,981	6,293,676
Due after ten years	20,949,430	21,331,241	2,258,190	3,372,497
Total Available for sale	$46,868,967	$47,601,552	$24,602,757	$24,844,007

(1)   Marketable securities are included as due within one year.

At December 31, 2008, the Company did not have any securities in an unrealized loss position.

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

No investment securities were sold during 2008 or 2007. Accordingly, no gains or losses were recorded. At December 31, 2008, there were $36.1 million of securities pledged as collateral for repurchase agreements from brokers. There were $16 million of securities pledged as collateral for repurchase agreements from brokers at December 31, 2007.

Management limits its credit risk by generally investing its portfolio principally in obligations of the United States of America, its agencies or it corporations. Included in the investment portfolio at December 31, 2008, are mortgage-backed securities issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation totaling $20.7 million and $2.5 million, respectively.

NOTE 4 – OTHER INVESTMENTS

Other investments consisted of FHLB stock with a cost of $1,805,200 and $446,800 at December 31, 2008 and 2007, respectively.  All of the FHLB stock is used to collateralize advances with the FHLB.

NOTE 5 – LOANS RECEIVABLE

Major classifications of loans receivable for the years ended December 31, 2008 and 2007 are summarized as follows:

	December 31,
	2008	2007
Real estate - construction	$129,776,522	$124,016,089
Real estate - mortgage	154,838,390	149,369,530
Commercial and industrial	33,303,276	26,094,711
Consumer and other	2,988,968	3,453,574
Total loans, gross	320,907,156	302,933,904
Less allowance for loan losses	(8,088,218)	(4,213,547)
Total loans, net	$312,818,938	$298,720,357

Loans are stated net of deferred fees and costs.

The Bank had $9,915,883 and $35,172 of loans classified as non-accrual status as of December 31, 2008 and 2007, respectively.  At December 31, 2008 and 2007, loans past due 90 days or more and still accruing amounted to $6,035 and $0, respectively. See additional disclosures regarding Loans Receivable and Allowance for Loan Losses in Note 1.

Activity in the allowance for loan losses during the years ended December 31, 2008 and 2007 is summarized below:

	Year Ended December 31,
	2008	2007
Balance, beginning of year	$4,213,547	$3,090,500
Provision charged to operations	7,168,000	1,188,000
Charge-offs	(3,293,329)	(64,953)
Balance, end of year	$8,088,218	$4,213,547

	Year Ended December 31,
	2008	2007
Impaired Loans:
No valuation allowance required	$2,590,369	$10,643
Valuation allowance required	10,581,526	24,529
Total impaired loans	$13,171,895	$35,172

Allowance for loan losses on impaired loans at year end	$2,801,565	$24,529
Average investment in impaired loans	$5,109,022	$55,632
Interest income recognized on impaired loans:
Accrual basis	671,091	553

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2008	2007
Land	$785,811	$785,811
Buildings and leasehold improvements	2,845,179	2,837,874
Property and equipment	2,757,967	2,562,922
Construction in progress	95,411	—
Total	6,484,368	6,186,607
Less, accumulated depreciation	(1,866,180)	(1,112,922)
Property and equipment, net	$4,618,188	$5,073,685

The Company recorded $717,736 and $601,017 in depreciation expense of property and equipment for the years ended December 31, 2008 and 2007, respectively.  Construction in progress relates to a new branch in Spartanburg.

NOTE 7 – DEPOSITS

The following table sets forth the deposits of the Company by category as of December 31, 2008 and 2007.

	December 31,
	2008	2007
Non-interest bearing demand	$22,161,873	$24,463,939
Interest bearing demand	16,449,191	13,720,505
Savings	14,460,941	24,634,385
Time deposits less than $100,000	32,111,689	59,528,027
Time deposits of $100,000 or over	25,161,652	47,117,789
Brokered time deposits	186,298,000	158,199,000
Total deposits	$296,643,346	$327,663,645

Deposits from outside the Company’s market area obtained through brokers amounted to 62.80% and 48.28% of total deposits at December 31, 2008 and 2007, respectively.

Interest expense on time deposits of $100,000 or over was $2,050,217 and $2,551,994 for years ending December 31, 2008 and 2007, respectively.

At December 31, 2008, the scheduled maturities of certificates of deposit were as follows:

Maturing In:	Amount
2009	$239,651,062
2010	3,691,021
2011	136,698
2012	—
2013	92,560
Thereafter	—
Total	$243,571,341

NOTE 8 – REPURCHASE AGREEMENTS

At December 31, 2008, the Bank had sold $30.0 million of securities under agreements to repurchase with brokers with a weighted average rate of 3.24% and an average maturity of 90 months.  The maximum amount outstanding at any month-end was $30.0 million.  The average balance for the year was $28,524,590.  These agreements were secured with approximately $36.1 million of investment securities.

At December 31, 2007, the Bank had sold $15.0 million of securities under agreements to repurchase with brokers with a weighted average rate of 2.58% and an average maturity of 82 months.  The maximum amount outstanding at any month-end was $15.0 million.  The average balance for the year was $2,315,068.  These agreements were secured with approximately $16.0 million of investment securities.

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2008, the bank had $25 million in FHLB advances.  The advances were secured with approximately $45.5 million in loans and $1.8 million of stock in the FHLB.  Listed below is a summary of the terms and maturities of the advances.

Amount	Rate	Maturity
$10,000,000	1.53%	January 14, 2009
10,000,000	1.03%	March 23, 2009
5,000,000	2.32%	March 31, 2009
$25,000,000

NOTE 10 – NOTE PAYABLE

At December 31, 2008, the Company had a $1.6 million outstanding on a line of credit at the Bank of Tennessee.  The line of credit matures on September 2, 2009 and bears interest at Lender’s Prime, which at December 31, 2008 was 3.25%.  The company had pledged all of the stock of the Bank as collateral for this line of credit.  The Company repaid this note payable on February 27, 2009 and funds are no longer available to the Company.

NOTE 11 – SUBORDINATED DEBT

During the third quarter of 2008, we commenced a subordinated debt offering to enhance and strengthen the levels of capital and liquidity at the holding company such that we could maintain the “well-capitalized” levels of regulatory capital at the bank. We raised $4.325 million before we closed the offering on October 15, 2008.  The subordinated notes were sold to a limited number of purchasers in a private offering, bear an interest rate of 11.5%, are callable by the Company after September 30, 2011, at a premium, and mature in 2018. The subordinated debt has been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

		Period-		Weighted-Average	Maximum Outstanding
	Ending	End	Average	Rate for	at any
(Dollars in thousands)	Balance	Rate	Balance	Year	Month End
December 31, 2008
Subordinated debt	4,325	11.50%	1,485	11.50%	4,325

NOTE 12 – INCOME TAXES

Income tax expense for the year ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Current portion:
Federal	$(252,629)	$984,495
State	—	73,053
Total current income tax expense	(252,629)	1,057,548
Deferred income tax expense (benefit)	(1,553,177)	(275,892)
Income tax expense (benefit)	$(1,805,806)	$781,656

A reconciliation between the income tax expense and the amount is computed by applying the Federal statutory rate of 34% for 2008 and 2007 to income before income taxes follows:

	2008	2007
Federal income tax expense at statutory rate	$(1,753,141)	$798,921
State income taxes, net of federal benefit	—	48,216
Other	(52,665)	(65,481)
Income tax expense	$(1,805,806)	$781,656

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2008	2007
Deferred tax assets
Allowance for loan losses	$2,416,674	$1,122,861
Organization and start-up costs	84,431	114,168
Accrued interest on non-accrual loans	367,472	1,552
Other	8,500	33,497
Total deferred tax assets	2,877,077	1,272,078

Deferred tax liabilities
Loan origination costs	(89,236)	(88,236)
SFAS No. 115 mark-to-market adjustment	(237,878)	(89,200)
Depreciation	(138,716)	(89,512)
Prepaid expenses	(68,856)	(67,238)
Total deferred tax liabilities	(534,686)	(334,186)
Net deferred tax asset	$2,342,391	$937,892

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value.  As of December 31, 2008 and 2007, management has determined that no valuation allowance is required as it is more likely than not that the recorded net deferred tax assets will be realized in full. The net deferred tax asset is included in the caption “other assets” on the balance sheet.

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 13 — LEASES

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

2009	$401,771
2010	428,364
2011	427,870
2012	441,471
2013	446,817
Thereafter	1,505,939
Total minimum future rental payments	$3,652,232

NOTE 14 — COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business.  Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

The bank has entered into a lease for a new branch in Spartanburg.  It is a 10 year lease with annual payments of $96,000 in years 1-5 and $105,600 in years 6-10.  The lease begins at occupancy.  The project is currently in process.

NOTE 15 — RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) (“affiliates”) are loan customers in the normal course of business with the Bank.  These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability.  As of December 31, 2008 and 2007 the Bank had related party loans totaling $20,539,348 and $21,946,890, respectively.  During 2008, advances on related party loans totaled $7,310,239 and repayments were $8,717,781. During 2007, advances on related party loans totaled $11,026,237 and repayments were $4,330,197.

Both at December 31, 2008 and 2007, affiliates had deposits with the Bank in the amounts of $2.5 million and $3.7 million, respectively.

The Company also enters into other transactions in the ordinary course of business with affiliates.  Company policy requires transactions with affiliates to be on terms no more favorable than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.  The following are transactions entered into with affiliates during the years ended December 31, 2008 and 2007:

•                  The Spartanburg branch location was leased from a partnership in which two Company directors have a partnership interest.  The property was sold to a third party in October 2007.  Lease payments on that office totaled $80,000 for the year ended December 31, 2007.

•                  The loan operations center in Easley was leased from a partnership in which a Company director has a partnership interest.  Lease payments on that office totaled $36,000 and $24,000 for the years ended December 31, 2008 and 2007, respectively.

NOTE 16 — SHARES OUTSTANDING AND EARNINGS PER SHARE

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

The following is the basic and diluted income per share computation:

	December 31,
	2008	2007
Net income (loss) to common shareholders	$(3,350,491)	$1,568,112

Weighted-average common shares outstanding — basic	4,698,697	4,698,634

Weighted-average common shares outstanding — diluted	4,698,697	5,126,601

Earnings (loss) per share — basic	$(0.71)	$0.33

Earnings (loss) per share — diluted	$(0.71)	$0.31

NOTE 17 — STOCK COMPENSATION PLANS

Upon completion of the offering, the Company agreed to issue warrants to the organizing directors for the purchase of one share of common stock at $6.40 per share for every two shares purchased in the stock offering, up to a maximum of 15,625 warrants per director. The warrants were fully vested 120 days after January 18, 2005 and will expire on January 18, 2015.  Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Company (365 days if due to death or disability). The Company issued a total of 171,404 warrants.  In addition, the Company has adopted a stock option plan.  As of December 31, 2008 the Company has 764,113 outstanding options to employees and directors. On January 16, 2006 the company adopted a resolution that terminated the “evergreen” provision of the Company 2005 Stock Incentive Plan. As a result, the number of shares of common stock issuable under the plan shall not be further increased in connection with any future share issuances by the company. The exercise price of each option is equal to the market price of the Company’s stock on the date of grant. The maximum term is ten years, and they vest in no greater than five years. When necessary, the Company may purchase shares on the open market to satisfy share option exercises. During the ensuing year, the Company is expected to acquire no shares.

The table set forth below summarizes stock option activity for the Company’s stock compensation plans for the years ended December 31, 2008 and 2007 as adjusted for all stock splits.

	Stock Options		Warrants
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding at December 31, 2006	738,013	$6.87	171,404	$6.40
Granted	37,173	15.33	—	—
Forfeited	(12,693)	13.31	—	—
Exercised	(1,000)	6.40	—	—
Outstanding at December 31, 2007	761,493	7.17	171,404	6.40
Granted	28,600	7.82	—	—
Forfeited	(25,980)	10.57	—	—
Exercised	—	—	—	—
Outstanding at December 31, 2008	764,113	$7.08	171,404	$6.40

At December 31, 2008 there was no intrinsic value for stock options outstanding and stock options exercisable.

The table set forth below summarizes non-vested stock options as of December 31, 2008 and 2007.

	Weighted-Average	Weighted-Average Grant Date
	Number	Fair Value
Outstanding at December 31, 2006	11,500	6.47
Granted	37,173	6.88
Vested during the year	(2,300)	6.44
Forfeited during the year	(4,100)	7.06
Outstanding at December 31, 2007	42,273	6.79
Granted	28,600	3.51
Vested during the year	7,913	7.12
Forfeited during the year	11,150	5.62
Outstanding at December 31, 2008	51,810	5.33

As of December 31, 2008, there was $223,689 in total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 42 months. As of December 31, 2007, there was $255,917 in total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 49 months.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for 2008 and 2007:  dividend yield of 0%, expected term of 10 years, risk-free interest rate of 5.0%, expected life of 10 years, and expected volatility of 20%.

Stock compensation expense recognized in 2008 and 2007 was $68,498 and $55,320, respectively.

The following table summarizes information about stock options outstanding under the Company’s plans at December 31, 2008 and 2007 as adjusted for the 5-for-4 stock splits effective January 16, 2007.

	Outstanding	Exercisable
2008
Number of options	764,113	712,203
Weighted average remaining life	6.42 years	6.26 years
Weighted average exercise price	$7.08	$6.74
High exercise price	$16.80	$16.80
Low exercise price	$6.40	$6.40
2007
Number of options	761,493	719,220
Weighted average remaining life	7.35 years	7.25 years
Weighted average exercise price	$7.17	$6.71
High exercise price	$16.80	$16.80
Low exercise price	$6.40	$6.40

No options were exercised in 2008.  Cash received from the exercise of options during 2007 was $6,400. The intrinsic value of options exercised during 2007 was $2,880.

At December 31, 2008, all of the 171,404 warrants were exercisable and had an average remaining life of 6.05 years. At December 31, 2007, all of the 171,404 warrants were exercisable and had an average remaining life of 7.05 years.

NOTE 18 — EMPLOYEE BENEFIT PLAN

The Bank maintains an employee benefit plan for all eligible employees of the Bank under the provisions of Internal Revenue Code Section 401(k).  The CommunitySouth 401(k) Plan (the “Plan”), adopted in 2006, allows for employee contributions.  The Bank matches 25% of employee contributions up to a maximum of 1.25% of annual compensation.  A total of $25,292 and $31,495 was charged to operations in 2008 and 2007, respectively, for the Company’s matching contribution.  Employees are immediately vested in their contributions to the Plan and become fully vested in the employer matching contribution after five years of service.

NOTE 19 — REGULATORY MATTERS

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

As of December 31, 2008, the most recent notification from the Bank’s primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events that management believes have changed the Bank’s category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2008 and December 31, 2007.

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008
Tier 1 capital (to risk-weighted assets)	$30,836,000	8.92%	$13,833,000	4.00%	$20,750,000	6.00%
Total capital (to risk-weighted assets)	35,205,000	10.18	27,666,000	8.00	34,583,000	10.00
Tier 1 capital (to average assets)	30,836,000	7.98	15,450,000	4.00	19,313,000	5.00
December 31, 2007
Tier 1 capital (to risk-weighted assets)	$30,102,000	8.92%	$13,503,000	4.00%	$20,255,000	6.00%
Total capital (to risk-weighted assets)	34,316,000	10.17	27,007,000	8.00	33,759,000	10.00
Tier 1 capital (to average assets)	30,102,000	8.26	14,573,000	4.00	18,217,000	5.00

The FRB has similar requirements for bank holding companies. The Company currently is not subject to these requirements because the FRB applies its guidelines on a bank-only basis for bank holding companies with less than $500 million in consolidated assets.

NOTE 20 —LINES OF CREDIT

As of December 31, 2008 and 2007, the Bank had unused lines of credit to purchase federal funds from unrelated banks totaling $14,500,000 and $15,000,000, respectively.  These lines of credit are available on a one to fourteen day basis for general banking purposes.  As of December 31, 2008 and 2007, the Bank has no funds drawn from these lines. The Company also has a line of credit to borrow funds from the FHLB up to 15% in 2008 and 10% in 2007 of the Bank’s total assets subject to available collateral.  At December 31, 2008, the total line of credit was $57,240,000, with $25,000,000 having been drawn, leaving $32,240,000 available.  At December 31, 2007, the availability on this line of credit was $34,670,000 with no amount drawn on the line.

NOTE 21 — RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of CommunitySouth Financial Corporation to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank.  However, there are restrictions on the ability of the Bank to transfer funds to CommunitySouth Financial Corporation in the form of cash dividends, loans, or advances.  As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts.  In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital.  At December 31, 2007, the Bank was no longer prohibited from declaring a dividend because it had a surplus of $1,970,050. However, at December 31, 2008, the Bank had a deficit of $872,916.

NOTE 22 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

The following table summarizes the Company’s off-balance sheet financial instruments whose contract amounts represent credit risk:

	December 31,
	2008	2007

Commitments to extend credit	$36,259,688	$49,342,960

Standby letters of credit	$3,488,081	$3,176,854

NOTE 23 — FAIR VALUE OF FINANCIAL INSTRUMENTS

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

FHLB Advances - The carrying value of these instruments is a reasonable estimate of fair value.

Note Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Subordinated Debt - The carrying value of these instruments is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007 are shown in the following table.

	Carrying	Estimated
	Amount	Fair Value
December 31, 2008
Financial Assets
Cash and due from banks	$5,250,751	$5,250,751
Federal funds sold	4,625,000	4,625,000
Investment securities, available for sale	47,601,552	47,601,552
Other investments	1,805,200	1,805,200
Loans, gross	320,907,156	358,708,274
Bank-owned life insurance	5,437,331	5,437,331

Financial Liabilities
Demand deposit, interest-bearing transaction, and savings accounts	$53,072,007	$53,072,007
Certificates of deposit and other time deposits	243,571,339	244,000,955
Repurchase agreements	30,000,000	30,000,000
FHLB advances	25,000,000	25,000,000
Note payable	1,570,000	1,570,000
Subordinated debt	4,325,000	5,500,000

December 31, 2007
Financial Assets
Cash and due from banks	$6,486,676	$6,486,676
Federal funds sold	33,665,005	33,665,005
Investment securities, available for sale	24,844,007	24,884,007
Other investments	446,800	446,800
Loans, gross	302,933,904	302,838,045
Bank-owned life insurance	5,226,806	5,226,806

Financial Liabilities
Demand deposit, interest-bearing transaction, and savings accounts	$62,819,326	$62,819,326
Certificates of deposit and other time deposits	264,844,319	265,698,742
Repurchase agreements	15,000,000	15,000,000

	2008		2007
(Dollars in thousands)	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:

Commitments to extend credit	$36,260	$—	$49,343	$—
Standby Letters of Credit	3,488	$—	3,177	$—

The company adopted Statement No. 157 at the beginning of our 2008 fiscal year.  SFAS No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis.  SFAS No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•                  Level 1:  Quoted market prices in active markets for identical assets or liabilities.

•                  Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.

•                  Level 3:  Unobservable inputs that are not corroborated by market data.

In determining appropriate levels, the Company performs a detailed analysis of the assets and liabilities that re subject to SFAS No. 157.  At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December, 31, 2008
(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Investment securities, available for sale	$47,602	$47,602	$—	$—

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the SFAS No. 157 valuation hierarchy (as described above) as of December 31, 2008 for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

	Carrying Value at December, 31, 2008
(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Impaired Loans	$13,172	$—	$13,172	$—

NOTE 24 — COMMUNITYSOUTH FINANCIAL CORPORATION (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for CommunitySouth Financial Corporation (Parent Company only).

Condensed Balance Sheets

	December 31,
	2008	2007
Assets
Cash	$3,029,319	$94,125
Investment securities, available for sale	100,000	100,000
Investment in the Bank	31,327,084	31,280,850
Other assets	96,945	6,692
Total assets	$34,553,348	$31,481,667

Liabilities and shareholders’ equity
Other liabilities	$129,871	$10,531
Other borrowings	1,570,000	—
Subordinated debt	4,325,000	—
Shareholders’ equity	28,528,477	31,471,136
Total liabilities and shareholders’ equity	$34,553,348	$31,481,667

Condensed Statements of Income

For the years ended December 31, 2008 and 2007

	2008	2007
Income	$—	$—

Expenses	(257,391)	(55,320)

Income (loss) before income taxes and equity in undistributed income of the Bank	(257,391)	(55,320)

Equity in undistributed income (loss) of the Bank	(3,093,100)	1,623,432

Net income (loss) before taxes	(3,350,491)	1,568,112

Income tax expense (benefit)	—	—

Net income (loss)	$(3,350,491)	$1,568,112

Condensed Statements of Cash Flows

For the year ended December 31, 2008 and December 31, 2007

	2008	2007
Cash flows from operating activities
Net income (loss)	$(3,350,491)	$1,568,112
Adjustments to reconcile net income (loss) to net cash used in by operating activities:
Increase in other assets	(90,253)	—
Stock based compensation	68,498	55,320
Equity in undistributed (income) loss of the Bank	2,753,766	(1,623,432)
Change in accumulated other comprehensive income	339,334	—
Increase in other liabilities	119,340	—
Net cash used in operating activities	(159,806)	—

Cash flows from investing activities
Investments in Bank subsidiary	(2,800,000)	(900,000)
Net cash used in investing activities	(2,800,000)	(900,000)

Cash flows from financing activities
Subordinated debt issue	4,325,000	—
Increase in other borrowings	1,570,000	—
Cash paid for fractional shares	—	(5,701)
Stock options exercised	—	6,400
Net cash provided by financing activities	5,895,000	699

Net increase (decrease) in cash	2,935,194	(899,301)

Cash, beginning of year	94,125	993,426

Cash, end of year	$3,029,319	$94,125

NOTE 25 — SUBSEQUENT EVENT

On February 27, 2009, the bank repaid the $1,570,000 note payable to the Bank of Tennessee.

—  Shareholder Information —

Headquarters

CommunitySouth Financial Corporation

6602 Calhoun Memorial Hwy

Easley, South Carolina 29640

866.421.CSBT

communitysouthbankandtrust.com

Annual Meeting

May 19, 2009 at 11:00 a.m.

Marriott Hotel

One Parkway East

Greenville, SC 29615

Counsel

Nelson, Mullins, Riley & Scarborough

104 South Main Street, Suite 900

Greenville, SC 29601

Independent Auditors

Elliott Davis, LLC

200 East Broad Street

PO Box 6286

Greenville, SC 29601

Stock Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

CommunitySouth Online
Visit our investors resource center at communitysouthbankandtrust.com. Click on “Investors” for SEC filings, financial news, calculators, and more.

Annual Report & Form 10-K

Additional copies of CommunitySouth’s Annual Report and Form 10-K are available by writing to:

Shareholder Relations

CommunitySouth Financial Corporation

PO Box 2849

Easley, SC 29641

Stock Information

Symbol: CBSO

Over the Counter Bulletin Board Quotation System

—  Board of Directors  —

C. Allan Ducker, III

Chief Executive Officer, CommunitySouth

David A. Miller

President / Chief Operating Officer, CommunitySouth

John W. Hobbs

Chief Financial Officer, CommunitySouth

Daniel E. Youngblood

Board Chairman

Owner and President

Youngblood Development Corp.

David W. Edwards

Board Vice Chairman

Owner and President

Dave Edwards Toyota

David Larry Brotherton, Ph.D.
Owner and President
Ortec, Inc.

G. Dial DuBose

Vice President of Operations

Town and Country Realty of Easley, Inc.

President

Nalley Garrett Motels, Inc.

R. Wesley Hammond

Former President

HBJ Home Furnishings

Arnold J. Ramsey

Owner and President

Ramsey Appraisal Service

Dr. W. Michael Riddle

Oral and Maxillofacial Surgeon

Joanne M. Rogers

Partner and President

Lakeview Partners and Palmetto Storage

B. Lynn Spencer

Co-Owner and Broker-in-Charge

Spencer/Hines Properties

J. Neal Workman, Jr.

Owner, President and Chairman

Trehel Corporation

—  Senior Management Team  —

C. Allan Ducker, III

Chief Executive Officer

David A. Miller

President

Chief Operating Officer

John W. Hobbs

Chief Financial Officer

Joe Albright

Senior Vice President

Mortgage Department Manager

Barbra Anderson

Senior Vice President

Marketing Director

Lary Heichel

Senior Vice President

Chief Risk Officer

Kathy King

Senior Vice President

Branch Coordinator

Darlene Nations

Vice President

Human Resources Director

Jay Ratterree

Senior Vice President

Chief Credit Officer

Buddy White

Senior Vice President

Services Department Manager

[CommunitySouth Bank & Trust logo]

—  www.communitysouthbankandtrust.com —